As filed with the Securities and Exchange Commission on September 20, 2013

Registration Statement No. 333-189808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	35-1544218
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6712

(Primary Standard Industrial Classification Code Number)

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

Mark K. Hardwick

Executive Vice President

Chief Financial Officer

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

With copies to:

David R. Prechtel, Esq. Jeremy E. Hill, Esq. Bingham Greenebaum Doll LLP 2700 Market Tower 10 W. Market Street Indianapolis, Indiana 46204 (317) 635-8900	Daniel C. McKay, II, Esq. Jennifer Durham King, Esq. Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7500

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon the effective time of the merger described in the accompanying Joint Proxy Statement-Prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS JOINT PROXY STATEMENT-PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY JOINT PROXY STATEMENT-PROSPECTUS

DATED SEPTEMBER 20, 2013, SUBJECT TO COMPLETION

FIRST MERCHANTS CORPORATION	CFS BANCORP, INC.

YOUR VOTE IS VERY IMPORTANT

PROSPECTUS OF FIRST MERCHANTS CORPORATION FOR UP TO

7,277,395 SHARES OF COMMON STOCK AND

JOINT PROXY STATEMENT OF CFS BANCORP, INC.

AND FIRST MERCHANTS CORPORATION

The Board of Directors of First Merchants Corporation (First Merchants) and the Board of Directors of CFS Bancorp, Inc. (CFS) have agreed to merge CFS into First Merchants. This proposed strategic business combination will create the second largest bank holding company headquartered in the State of Indiana. Following the merger, the combined company will have approximately 95 banking branches in three states and have assets of $5.5 billion, $3.5 billion in loans, $4.3 billion in deposits, and total shareholders’ equity of $659 million.

In the merger, each share of CFS common stock (including all restricted shares currently issued under CFS’ equity compensation plans) will be converted into the right to receive 0.65 shares of First Merchants common stock. First Merchants will pay cash for any fractional shares resulting from application of the exchange ratio.

We cannot complete the merger unless the shareholders of both of our companies approve it. Each of us will hold a meeting of our shareholders to vote on this merger proposal. Your vote is very important. Whether or not you plan to attend your shareholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. Not returning your card or not instructing your broker how to vote any shares held for you in “street name” will have the same effect as a vote against the merger.

The dates, times and places of the meetings are as follows:

For First Merchants Shareholders:	For CFS Shareholders
October 29, 2013, 11:00 a.m., local time	October 29, 2013, 10:00 a.m., local time

This document provides you with detailed information about these meetings and the proposed merger. You can also get information about our companies from publicly available documents that our companies have filed with the Securities and Exchange Commission. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” CFS common stock is listed on The NASDAQ Global Market under the symbol “CITZ.”

We strongly support the merger of our companies and join with all of the other members of our Boards of Directors in unanimously recommending that you vote in favor of the merger.

Michael C. Rechin	Daryl D. Pomranke
President and Chief Executive Officer FIRST MERCHANTS CORPORATION	President and Chief Executive Officer CFS BANCORP, INC.

For a discussion of certain risk factors which you should consider in evaluating the merger, see “Risk Factors” beginning on page 24. We encourage you to read this entire document carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to this joint proxy statement-prospectus or determined if this joint proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

Joint Proxy Statement-Prospectus dated September    , 2013,

and first mailed to shareholders on or about September    , 2013.

CFS BANCORP, INC.

707 Ridge Road

Munster, Indiana 46321

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

OCTOBER 29, 2013

To Our Shareholders:

We will hold a special meeting of the shareholders of CFS Bancorp, Inc. (“CFS”) on Tuesday, October 29, 2013, at 10:00 a.m. local time, at The Center for Visual and Performing Arts, 1040 Ridge Road, Munster, Indiana.

The purposes of the special meeting are the following:

1.	To consider and vote upon a proposal to approve the Agreement of Reorganization and Merger dated May 13, 2013 (the “Merger Agreement”), between First Merchants Corporation and CFS, and to approve the transactions contemplated thereby (the “CFS Merger Proposal”). Pursuant to the Merger Agreement, CFS will merge into First Merchants Corporation (the “Merger”) and, immediately thereafter, Citizens Financial Bank will merge into First Merchants Bank. The Merger is more fully described in this joint proxy statement-prospectus and the Merger Agreement is attached as Annex A to this joint proxy statement-prospectus;

2.	To approve one or more adjournments of the CFS special meeting, if necessary or appropriate, to solicit additional proxies in favor of the CFS Merger Proposal (the “CFS Adjournment Proposal”);

3.	To approve, in a non-binding advisory vote, the compensation payable to CFS’ named executive officers in connection with the Merger, and

4.	To transact such other business which may properly be presented at the special meeting or any adjournment or postponement of the special meeting.

We have fixed the close of business on September 20, 2013, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Approval of the CFS Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of CFS common stock.

The CFS Board of Directors unanimously recommends that you vote “FOR” (1) approval of the CFS Merger Proposal; (2) approval of the CFS Adjournment Proposal and (3) approval of the non-binding advisory resolution regarding the Merger-related compensation payable to CFS’ named executive officers.

Whether or not you plan to attend the special meeting in person, please submit your proxy via the Internet, by telephone, or by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously submitted your proxy. Not submitting your proxy or not instructing your broker how to vote any shares held for you in “street name” will have the same effect as a vote against the merger.

By Order of the Board of Directors

September , 2013	Robert R. Ross Chairman of the Board

Munster, Indiana

FIRST MERCHANTS CORPORATION

200 East Jackson Street

P.O. Box 792

Muncie, Indiana 47305

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

OCTOBER 29, 2013

To Our Shareholders:

We will hold a special meeting of the shareholders of First Merchants Corporation on Tuesday, October 29, 2013, at 11:00 a.m. local time, at 200 East Jackson Street, Muncie, Indiana.

The purposes of the special meeting are the following:

1.	To consider and vote upon a proposal to approve the Agreement of Reorganization and Merger dated May 13, 2013, between First Merchants Corporation and CFS Bancorp, Inc.(the “Merger Agreement”), and to approve the transactions contemplated thereby (the “First Merchants Merger Proposal”). Pursuant to the Merger Agreement, CFS Bancorp, Inc. will merge into First Merchants Corporation and, immediately thereafter, Citizens Financial Bank will merge into First Merchants Bank. The merger is more fully described in this joint proxy statement-prospectus and the Merger Agreement is attached as Annex A to this joint proxy statement-prospectus;

2.	To approve one or more adjournments of the First Merchants special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Merchants Merger Proposal (the “First Merchants Adjournment Proposal”); and

3.	To transact such other business which may properly be presented at the special meeting or any adjournment or postponement of the special meeting.

We have fixed the close of business on September 20, 2013, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Approval of the First Merchants Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of First Merchants common stock.

The First Merchants Corporation Board of Directors unanimously recommends that you vote “FOR” (1) approval of the First Merchants Merger Proposal and (2) approval of the First Merchants Adjournment Proposal.

Whether or not you plan to attend the special meeting in person, please submit your proxy via the Internet, by telephone, or by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously submitted your proxy. Not submitting your proxy or not instructing your broker how to vote any shares held for you in “street name” will have the same effect as a vote against the merger.

By Order of the Board of Directors,

Charles E. Schalliol
September , 2013	Chairman of the Board
Muncie, Indiana

ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Merchants Corporation (First Merchants) and CFS Bancorp, Inc. (CFS) from other documents filed by each of First Merchants and CFS with the Securities and Exchange Commission that are not delivered with or included in this document. This information (including the documents incorporated herein by reference) is available to you without charge upon your written or oral request. You may request these documents in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

First Merchants Corporation 200 East Jackson Street Muncie, Indiana 47305 Attention: David L. Ortega, Corporate Secretary Telephone: (765) 747-1500	CFS Bancorp, Inc. 707 Ridge Road Munster, Indiana 46321 Attention: Monica F. Sullivan, Corporate Secretary Telephone: (219) 836-2960

To ensure timely delivery, shareholders must request the documents containing the information described above no later than five business days prior to the date of the applicable special meetings of the shareholders. Accordingly, if you would like to make such a request, please do so by October 22, 2013, in order to receive the requested information before the meeting.

You can also obtain copies of the documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100.

FORWARD-LOOKING STATEMENTS

This joint proxy statement-prospectus contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe,” “continue,” “pattern,” “estimate,” “project,” “intend,” “anticipate,” “expect” and similar expressions, or future or conditional verbs such as “will,” would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed merger (the “Merger”) between First Merchants and CFS, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and CFS will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to banks and bank holding companies; continued availability of earnings and excess capital sufficient to support continued dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ and CFS’ business; and other risks and factors identified in each of First Merchants’ and CFS’ filings with the SEC.

Neither First Merchants nor CFS undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed herein unless required to under the federal securities laws. In addition, First Merchants’ and CFS’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

Q:	Why are First Merchants and CFS proposing to merge?

A:	We believe the merger is in the best interests of both companies and our respective shareholders. CFS and First Merchants believe that the merger will bring together two complementary institutions to create a strategically, operationally and financially strong company that is positioned for further growth. The merger will give the combined company greater scale and geographic diversity, not only for serving existing customers more efficiently, but also for future expansion. The combination will create the second largest bank holding company based in the State of Indiana. We believe the merger will enhance our capabilities to provide banking and financial services to our customers and strengthen the competitive position of the combined organization.

You should review the background of and reasons for the merger described in greater detail beginning on page 41.

Q:	What will CFS shareholders receive in the merger?

A:	For each share of CFS common stock (including all restricted shares currently issued under CFS’ equity compensation plans) you own before the merger, you will have the right to receive 0.65 shares of First Merchants common stock. First Merchants will pay cash to a CFS shareholder for any fractional share interests resulting from the exchange ratio.

Because the exchange ratio for the consideration is fixed, the value of the consideration will fluctuate with the market price of First Merchants common stock. As of September 18, 2013, the closing price per share of First Merchants common stock was $17.15 and the closing price per share of CFS common stock was $10.98. You should obtain current market prices for shares of First Merchants common stock and CFS common stock. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” CFS common stock is listed on The NASDAQ Global Market under the symbol “CITZ.”

Q:	What risks should I consider before I vote on the merger?

A:	You should carefully review the section captioned “RISK FACTORS” beginning on page 24.

Q:	Will First Merchants shareholders receive any shares or cash as a result of the merger?

A:	No. After the merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the merger.

Q:	When is the merger expected to be completed?

A:	We are working to complete the merger as quickly as possible. We must first obtain the necessary regulatory approvals and the approvals of both CFS shareholders and First Merchants shareholders at the special meeting that each company will hold for its shareholders to vote on the merger. We currently expect to complete the merger during the fourth quarter of 2013.

Q:	What are the tax consequences of the merger to me?

A:

We have structured the merger so that First Merchants, First Merchants shareholders, CFS and CFS shareholders will not recognize any gain or loss for federal income tax purposes on the exchange of CFS shares for First Merchants shares in the merger. In other words, to the extent a CFS shareholder receives First Merchants shares in the merger, it will generally be tax-free. However, to the extent a CFS shareholder receives cash in lieu of a fractional share of First Merchants common stock, any gain such CFS shareholder realizes as a result of the exchange of those fractional shares will be taxed, but generally not in an amount in excess of the cash received. At the closing, CFS and First Merchants will each receive an opinion from their tax advisors confirming these tax consequences. See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 80. Your individual tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	Will I have dissenters’ rights?

A:	No. CFS shareholders are not entitled to dissenters’ rights under Indiana Code § 23-1-44, as amended, because CFS’ common stock is listed on The NASDAQ Global Market. Similarly, First Merchants shareholders are not entitled to dissenters’ rights under Indiana Code § 23-1-44, as amended, because the First Merchants’ common stock is listed on The NASDAQ Global Select Market.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document and any information incorporated herein by reference. Then, please submit your proxy via the Internet, by telephone, or by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope so that your shares can be voted at the October 29, 2013 First Merchants special shareholder meeting, if you are a First Merchants shareholder, or at the October 29, 2013 CFS special shareholder meeting, if you are a CFS shareholder.

CFS shareholders: If a returned proxy card is signed but does not specify how you wish to vote your shares, your proxy will be voted “FOR” (1) approval of the CFS Merger Proposal; (2) approval of the adjournment of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the CFS Merger Proposal at the time of the meeting; and (3) approval of the non-binding advisory resolution regarding the merger-related compensation payable to CFS’ named executive officers.

First Merchants shareholders: If a returned proxy card is signed but does not specify how you wish to vote your shares, your proxy will be voted “FOR” (1) approval of the First Merchants Merger Proposal and (2) approval of the adjournment of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the First Merchants Merger Proposal at the time of the meeting.

Q:	What if I don’t vote or I abstain from voting?

A:	To approve the CFS Merger Proposal and First Merchants Merger Proposal, the holders of at least a majority of the shares of outstanding CFS common stock and outstanding First Merchants common stock, respectively, must vote in their favor. As a result, if you do not vote or you abstain from voting, your abstention will count as a vote “AGAINST” the merger. The CFS shareholder advisory vote on the merger-related compensation payable to CFS’ named executive officers only requires that there be more votes in favor than against so abstentions and broker non-votes will have no effect on this proposal.

Q:	If my shares are held by my broker in “street name,” will my broker vote my shares for me?

A:	Your broker will vote any shares you hold in “street name” only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker to vote your shares. If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares, which will have the effect of a vote “AGAINST” the merger and will not be counted for purposes of the CFS shareholder advisory vote on merger-related compensation.

Q:	Why am I being asked to cast an advisory (non-binding) vote to approve the compensation payable to certain CFS officers in connection with the merger?

A:	The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, has adopted rules that require CFS to seek an advisory (non-binding) vote with respect to certain payments that are payable to CFS’ named executive officers in connection with the merger.

Q:	What will happen if CFS’ shareholders do not approve such compensation at the CFS special meeting?

A:	CFS shareholder approval of the compensation payable to certain of CFS’ executive officers in connection with the merger is not a condition to completion of the merger. The vote with respect to such compensation is an advisory vote and will not be binding on CFS (or First Merchants after the merger) regardless of whether the Merger Agreement is approved. Accordingly, because the compensation to be paid to certain CFS executives in connection with the merger is contractual, such compensation will be payable if the merger is completed regardless of the outcome of the advisory vote.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy and subsequently submit a new proxy. Second, you can complete and submit a new proxy card dated a later date than the first proxy you submitted. If you choose either of these two methods, you must submit your notice of revocation and/or your new proxy card to your company before its meeting. If you are a First Merchants shareholder, submit your notice of revocation and/or new proxy card to First Merchants Corporation, 200 East Jackson Street, Muncie, Indiana 47305, Attention: David L. Ortega, Corporate Secretary. If you are a CFS shareholder, submit your notice of revocation and/or new proxy card to CFS Bancorp, Inc., 707 Ridge Road, Munster, Indiana 46321, Attention: Monica F. Sullivan, Corporate Secretary. Third, you may attend the meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	Should I send in my stock certificate(s) now?

A:	No. After the merger is completed, CFS shareholders will receive written instructions from First Merchants for exchanging their stock certificates for shares of First Merchants common stock to be received by them in the merger. First Merchants shareholders need not do anything. Any CFS shares held in book-entry form will be automatically exchanged for shares of First Merchants common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger. If you are a First Merchants shareholder, you should retain your certificates, as you will continue to hold the First Merchants shares you currently own.

Q:	Whom should I contact if I have other questions about the CFS Merger Proposal, the First Merchants Merger Proposal or the merger?

A:	You may contact Morrow & Co., LLC, the Information Agent for the merger at 470 West Ave, 3rd Floor, Stamford, Connecticut 06902 or by telephone at 800-278-2141. Banks and brokerage firms should also call Morrow & Co., LLC at 203-658-9400.

CFS shareholders may also contact:

CFS Bancorp, Inc.

707 Ridge Road

Munster, Indiana 46321

Attention: Monica F. Sullivan,

Corporate Secretary

Telephone (219) 836-2960

First Merchants shareholders may also contact:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: David L. Ortega,

Corporate Secretary

Telephone: (765) 747-1500

SUMMARY

This summary highlights selected information from this joint proxy statement-prospectus. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document, including the documents incorporated herein by reference, and the other documents to which we have referred you before you decide how to vote. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100 for a description of documents that we incorporate by reference into this document. Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

The Companies (pages 88 and 89)

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” First Merchants has one full-service bank charter, First Merchants Bank, National Association, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank. First Merchants Bank includes 76 banking locations in 24 Indiana and two Ohio counties. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking. First Merchants also operates First Merchants Insurance Services, Inc., operating as First Merchants Insurance Group, a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana.

As of June 30, 2013, First Merchants had consolidated assets of $4.3 billion, consolidated deposits of $3.3 billion and shareholders’ equity of $539 million. As of June 30, 2013, First Merchants and its subsidiaries had 1,193 full-time equivalent employees. See “DESCRIPTION OF FIRST MERCHANTS” on page 88.

CFS Bancorp, Inc.

707 Ridge Road

Munster, Indiana 46321

(219) 836-2960

CFS is a savings and loan holding company, incorporated under Indiana law and headquartered in Munster, Indiana. CFS’ wholly-owned bank subsidiary is Citizens Financial Bank, a federal savings bank. Citizens Financial Bank has been operating in Northwest Indiana since 1934 and the far southern suburbs of Chicago, Illinois, since 1998. Citizens Financial Bank has 20 full service banking centers located in Lake and Porter counties in Northwest Indiana and Cook and DuPage counties in Illinois. CFS employed 262 full-time equivalent employees at June 30, 2013. Citizens Financial Bank has one wholly-owned subsidiary, WHCC, LLC, which holds certain other real estate owned from Citizens Financial Bank.

At June 30, 2013, on a consolidated basis, CFS had assets of approximately $1.1 billion, deposits of approximately $962 million, and shareholders’ equity of approximately $111 million. CFS’ common shares are traded on The NASDAQ Global Market under the symbol “CITZ.” See “DESCRIPTION OF CFS” on page 89.

The Merger (page 40)

We have attached a copy of the Agreement of Reorganization and Merger (Merger Agreement) to this document as Annex A. Please read the Merger Agreement in its entirety. It is the legal document that governs the merger.

CFS will merge with First Merchants and, thereafter, CFS will cease to exist. Immediately following the merger, Citizens Financial Bank will merge into First Merchants Bank and Citizens Financial Bank will cease to exist. We expect to complete the merger during the fourth quarter of 2013.

Reasons for the Merger (pages 45 and 58)

First Merchants. First Merchants’ Board of Directors considered a number of financial and nonfinancial factors in making its decision to merge with CFS, including its respect for the ability and integrity of the CFS Board of Directors, management and staff. The Board believes that expanding First Merchants’ operations in the market areas where CFS operates offers financial and strategic benefits to First Merchants and CFS as a combined company. In addition, the Board of Directors considered the fairness opinion of Sandler O’Neill & Partners, L.P., First Merchants’ financial advisor, indicating that the exchange ratio under the Merger Agreement is fair to First Merchants from a financial point of view.

CFS. In considering the merger with First Merchants, CFS’ Board of Directors collected and evaluated a variety of economic, financial and market information regarding First Merchants and its subsidiaries, their respective businesses and First Merchants’ reputation and future prospects. In the opinion of CFS’ Board of Directors, favorable factors included First Merchants’ strong earnings and stock performance, its management, the compatibility of its markets to those of CFS, the likelihood of regulatory approvals of the merger, and the attractiveness of First Merchants’ offer from a financial perspective. In addition, the Board of Directors considered the fairness opinion of River Branch Capital LLC, CFS’ financial advisor.

Opinion of CFS’ Financial Advisor (page 60)

The Board of Directors of CFS received the written fairness opinion of River Branch Capital LLC, dated May 10, 2013, that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, River Branch’s experience as investment bankers, River Branch’s work as described in such opinion and other factors River Branch deemed relevant, as of May 10, 2013, the exchange ratio set forth in the Merger Agreement was fair, from a financial point of view, to holders of CFS common stock. We have attached a copy of the River Branch fairness opinion to this document as Annex B. CFS shareholders should read the River Branch fairness opinion in its entirety.

Opinion of First Merchants’ Financial Advisor (page 46)

The Board of Directors of First Merchants received the written fairness opinion of Sandler O’Neill & Partners, L.P., dated May 8, 2013, that the exchange ratio under the Merger Agreement is fair from a financial point of view to First Merchants. We have attached a copy of the Sandler O’Neill fairness opinion to this document as Annex C. First Merchants shareholders should read the Sandler O’Neill fairness opinion in its entirety.

What CFS Shareholders Will Receive (page 40)

As a CFS shareholder, each share of CFS common stock you own will be converted into 0.65 shares of First Merchants common stock as provided in the Merger Agreement. Cash will be paid for any fractional shares of First Merchants common stock resulting from the application of the exchange ratio.

After we complete the merger, CFS shareholders will receive instructions on how to surrender their CFS stock certificates and receive their certificates representing their First Merchants common stock received in the merger

(or cash in lieu of any fractional shares). Any CFS shares held in book-entry form will be automatically exchanged for shares of First Merchants common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger.

Because the exchange ratio is fixed and because the market price of First Merchants common stock will fluctuate, the market value of the stock of First Merchants you will receive in the merger is not fixed. See “SUMMARY – Comparative Market Price Information” on page 16.

What First Merchants Shareholders Will Receive (page 41)

First Merchants shareholders will not receive any consideration in the merger. After the merger, First Merchants shareholders will continue to own the same number of First Merchants shares owned before the merger.

The CFS Special Shareholders Meeting (page 29)

The special meeting of CFS shareholders will be held on October 29, 2013, at 10:00 a.m. local time, at The Center for Visual and Performing Arts, 1040 Ridge Road, Munster, Indiana.

At the special meeting, CFS shareholders will be asked:

1.	to approve the Merger Agreement, including the merger of CFS and First Merchants and the transactions contemplated thereby (the “CFS Merger Proposal”);

2.	to approve one or more adjournments of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the CFS Merger Proposal at the time of the meeting;

3.	to approve, on a non-binding advisory basis, certain compensation payable to CFS’ named executive officers in connection with the merger; and

4.	to act on any other items that may be properly submitted to a vote at the CFS special meeting.

CFS Recommendation to Shareholders (page 31)

The Board of Directors of CFS believes that the merger is in your best interests and unanimously recommends that you vote “FOR” the CFS Merger Proposal, “FOR” the proposal to adjourn the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the CFS Merger Proposal at the time of the meeting and “FOR” the non-binding advisory vote on merger-related compensation.

CFS Record Date; Vote Required (page 29)

You can vote at the CFS special meeting of shareholders if you owned shares of CFS common stock at the close of business on September 20, 2013. You can cast one vote for each share of stock you owned on that date. To approve the CFS Merger Proposal, the holders of at least a majority of the shares of CFS common stock outstanding must vote in its favor. Approval of the proposal to adjourn the special meeting to allow extra time to solicit proxies, if necessary, and approval of the advisory vote on the merger-related compensation payable to certain of the executive officers of CFS each require more votes to be cast in favor of the proposal than are cast against it. You can vote your shares by attending the CFS special meeting, or you can vote by proxy through the Internet, by telephone or by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy as late as the date of the CFS special meeting by sending in a new proxy or written notice of revocation or by attending the CFS special meeting and voting in person.

Each member of the Board of Directors of CFS as of May 13, 2013, the date the Merger Agreement was executed, signed a voting agreement with First Merchants to cause all CFS common stock owned by each of them of record or beneficially on such date to be voted in favor of the CFS Merger Proposal. See “THE MERGER—Voting Agreement” on page 79. As of September 18, 2013, the members of the CFS Board of Directors and their affiliates had power to vote an aggregate of 1,317,991 shares of CFS common stock outstanding, representing 11.99% of the outstanding shares on that date. In addition, we also currently expect that each of the executive officers of CFS will vote all of their shares in favor of the CFS Merger Proposal. As of the record date, CFS’ executive officers, directors and their affiliates owned or had the power to vote 1,537,993 shares, or approximately 13.99%, of CFS common stock outstanding on such date.

The First Merchants Special Shareholders Meeting (page 35)

The special meeting of First Merchants shareholders will be held on October 29, 2013, at 11:00 a.m. local time, at 200 East Jackson Street, Muncie, Indiana.

At the special meeting, First Merchants shareholders will be asked:

1.	to approve the Merger Agreement, including the merger of First Merchants and CFS, and the transactions contemplated thereby (the “First Merchants Merger Proposal”);

2.	to approve the adjournment of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the First Merchants Merger Proposal at the time of the meeting; and

3.	to act on any other items that may be properly submitted to a vote at the First Merchants special meeting.

First Merchants Recommendation to Shareholders (page 37)

The Board of Directors of First Merchants believes that the merger is in your best interests and unanimously recommends that you vote “FOR” the First Merchants Merger Proposal and “FOR” the proposal to adjourn the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the First Merchants Merger Proposal at the time of the meeting.

First Merchants Record Date; Vote Required (page 35)

You can vote at the First Merchants special meeting of shareholders if you owned First Merchants common stock at the close of business on September 20, 2013. You can cast one vote for each share of stock you owned on that date. To approve the First Merchants Merger Proposal, the holders of at least a majority of the shares of First Merchants common stock outstanding must vote in its favor. Approval of the proposal to adjourn the special meeting to allow extra time to solicit proxies, if necessary, requires more votes to be cast in favor of the proposal than are cast against it. You can vote your shares by attending the First Merchants special meeting, or you can vote by proxy through the Internet, by telephone, or by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy as late as the date of the First Merchants special meeting by sending in a new proxy or written notice of revocation or by attending the First Merchants special meeting and voting in person.

As of September 18, 2013, First Merchants’ executive officers, directors and their affiliates owned or had the power to vote 671,806 shares, or approximately 2.33%, of First Merchants common stock outstanding on that date. First Merchants expects these shares will be voted “FOR” each of the proposals.

What We Need to Do to Complete the Merger (page 75)

Completion of the merger depends on a number of conditions being met. In addition to our compliance with the Merger Agreement, these conditions include among others:

1.	approval of the CFS Merger Proposal by the shareholders of CFS;

2.	approval of the First Merchants Merger Proposal by the shareholders of First Merchants;

3.	approval of the merger by certain regulatory agencies and the expiration of any regulatory waiting periods;

4.	the receipt of an opinion of Vedder Price P.C. that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized in the merger by CFS shareholders to the extent the CFS shareholders receive shares of First Merchants common stock as consideration for their shares of CFS common stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional shares of First Merchants common stock;

5.	the receipt of an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

6.	notification to The NASDAQ Stock Market regarding the common stock that First Merchants will issue to CFS shareholders in the merger;

7.	the receipt of all third party consents required for consummation of the merger; and

8.	other customary conditions and obligations of the parties set forth in the Merger Agreement.

Regulatory Approvals (page 68)

With respect to the merger of First Merchants and CFS, we have applied for approval of the Board of Governors of the Federal Reserve System (Federal Reserve). With respect to the merger of First Merchants Bank and Citizens Financial Bank, we have applied for approval of the Office of the Comptroller of the Currency.

Conduct of Business Pending Merger (page 76)

Under the Merger Agreement, CFS and First Merchants must carry on their business in the ordinary course and may not take certain extraordinary actions without first obtaining the other party’s approval.

We have agreed that CFS will continue to pay quarterly dividends at no more than the current rate of $0.01 per share until the merger closes. We will each cooperate to insure that CFS shareholders will receive only one quarterly dividend for the quarter in which the merger closes, and not a separate dividend from both First Merchants and CFS.

Agreements of First Merchants (pages 68 and 78)

In the Merger Agreement, First Merchants has agreed to:

•	Proceed and use its reasonable and diligent efforts to obtain any consents and approvals for the merger. See “THE MERGER—Regulatory Approvals” on page 68.

•

Take action as may be necessary to allow CFS and its subsidiaries’ employees, no later than the effective date of the merger, to participate in benefit plans First Merchants maintains for its employees. See “THE MERGER AGREEMENT—Employee Benefit Plans” on page 78.

•	Provide, or allow for, director and officer liability insurance and indemnification. See “THE MERGER—Indemnification and Insurance of CFS Directors and Officers” on page 78.

Dissenters’ Rights (page 68)

Under Indiana Code § 23-1-44, dissenters’ rights are not available to holders of shares listed on The NASDAQ Stock Market or a similar market. Because both First Merchants’ and CFS’ common stock is presently listed on The NASDAQ Stock Market, neither the shareholders of First Merchants nor the shareholders of CFS presently have dissenters’ rights with respect to their shares. See “THE MERGER—Rights of Dissenting Shareholders” on page 68.

Management and Operations After the Merger (page 77)

CFS’ corporate existence will cease after the merger. Accordingly, except as otherwise described herein, directors and officers of CFS will not serve in such capacities after the effective date of the merger. Upon completion of the merger, the current officers and directors of First Merchants will continue to serve in such capacities. A condition of the completion of the merger is the effectiveness of new employment agreements between First Merchants Bank and Mr. Daryl D. Pomranke, CFS’ current president and CEO (who will assume the title of Regional President of the “North” Region with First Merchants Bank) and Mr. Dale Clapp, the current Executive Vice President—Sales Management of Citizens Financial Bank (who will assume the title of Senior Vice President and Chief Sales Officer of the “North” Region with First Merchants Bank).

Interests of Directors and Officers in the Merger That Are Different From Your Interests (page 70)

You should be aware that some of CFS’ and Citizens Financial Bank’s directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as shareholders. Both CFS’ Board of Directors and First Merchants’ Board of Directors were aware of these interests and took them into account in approving the merger. These interests are as follows:

•

First Merchants Bank will offer two year employment agreements to two current officers of CFS (Messrs. Pomranke and Clapp), to be effective following the effective time of the merger, and the closing of the merger is conditioned upon the signing of those agreements. Under his Employment Agreement, Mr. Pomranke will be paid an annual salary of $260,000 and Mr. Clapp will be paid an annual salary of $195,000. Mr. Pomranke will also be offered $764,342 in retention payments and Mr. Clapp will receive $180,339. Both Mr. Pomranke and Mr. Clapp will also each receive 6,250 restricted shares of First Merchants common stock (valued at $102,500 assuming a $16.40 price per share of First Merchants common stock) under First Merchants 2009 Long-Term Equity Incentive Plan.

•

Directors and executive officers of CFS and Citizens Financial Bank held stock options that entitled them to purchase, in the aggregate, up to 123,145 shares of CFS’ common stock as of June 30, 2013. Options for 15,000 of these shares would not be exercisable but for the merger. In addition, directors and executive officers of CFS and Citizens Financial Bank hold 45,497 shares of restricted stock issued under CFS’ equity incentive plans. The Merger Agreement provides that these options immediately vest and become exercisable and the restrictions on the restricted stock are lifted upon the effectiveness of the merger. Following the merger, the options will be converted into options to acquire First Merchants common stock applying the exchange ratio provided for in the Merger Agreement. The shares of CFS restricted stock will be converted into shares of First Merchants applying the exchange ratio.

•	Certain executive officers of CFS and Citizens Financial Bank currently have change-in-control agreements or employment agreements that provide for the executive to receive, following a change-in-

control of CFS, a multiple of the executive’s compensation prior to the change-in-control, subject to certain limitations. Under these agreements, five of such executive officers would be entitled to receive an aggregate of approximately $1.7 million. Certain of these officers have agreed to accept retention agreements from First Merchants Bank in exchange for termination of their change-in-control and employment agreements with CFS and Citizens Financial Bank. As mentioned above, the amount payable to Mr. Pomranke as a result of these retention payments is $764,342 and the amount payable to Mr. Clapp is $180,339.

•

First Merchants has agreed that for a period of six years after the effective time of the merger, it will maintain directors’ and officers’ liability insurance in force covering CFS’ directors and officers, subject to certain conditions set forth in the Merger Agreement.

Termination of the Merger (page 75)

Both First Merchants and CFS can mutually agree to terminate the Merger Agreement before we complete the merger. In addition, either CFS or First Merchants acting alone can terminate the Merger Agreement under the circumstances described on page 75.

CFS has agreed to pay First Merchants a termination fee of $4,500,000 if:

•	CFS’ Board of Directors terminates the Merger Agreement in the exercise of its fiduciary duties after receipt of an unsolicited acquisition proposal from a third party;

•

First Merchants terminates the Merger Agreement because CFS’ Board of Directors withdraws or modifies its recommendation to CFS’ shareholders to vote for the merger following receipt of a written proposal for an acquisition from a third party; or

•

First Merchants terminates the Merger Agreement because CFS fails to give First Merchants written notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of CFS, or if CFS, within 45 days after giving such notice, does not terminate such discussions or negotiations.

Material U.S. Federal Income Tax Consequences (page 80)

It is a condition to the closing of the merger that Vedder Price P.C. and Bingham Greenebaum Doll LLP deliver opinions, effective as of the date of the merger, to CFS and First Merchants, respectively, substantially to the effect that, for United States federal income tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). These opinions will not, however, bind the Internal Revenue Service (the “IRS”) which could take a different view.

Determining the actual tax consequences of the merger to you can be complicated. We suggest you consult with your own tax advisors with respect to the tax consequences of the merger to you.

For a more detailed description of the material federal income tax consequences of the merger to First Merchants and CFS shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 80.

Accounting Treatment (page 69)

The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes. As a result, CFS’ assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair market values and added to those of First Merchants. Any excess payment by First Merchants over the fair market value of the net assets and identifiable intangibles of CFS will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be allocated as a reduction of all assets.

Comparative Rights of First Merchants Shareholders and CFS Shareholders (page 90)

The rights of shareholders of First Merchants and CFS differ in some respects. The rights of holders of First Merchants common stock are governed by First Merchants’ Articles of Incorporation and By-Laws. The rights of holders of CFS common stock are governed by CFS’ Articles of Incorporation and By-Laws. Upon completion of the merger, CFS shareholders who receive First Merchants common stock will take such stock subject to First Merchants Articles of Incorporation and By-Laws.

Authorized But Unissued Shares

First Merchants	CFS

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, of which 28,801,848 shares were outstanding as of June 30, 2013. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, 34,043 shares of which are currently outstanding and held by the U.S. Department of the Treasury (the “Treasury”) under the Small Business Lending Fund Program. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.

As of June 30, 2013, First Merchants had 570,851 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan; and 130,328 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan. In addition, as of June 30, 2013, First Merchants had no options granted under its 1994 Stock Option Plan, 751,115 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and

The Articles of Incorporation of CFS authorize the issuance of 85,000,000 shares of common capital stock and 15,000,000 shares of preferred stock. As of September 18, 2013, there were 10,926,562 shares of common stock outstanding (including all shares of restricted stock issued under CFS’ current equity incentive plans). No shares of preferred stock are currently outstanding. The CFS Board of Directors may authorize and direct the issuance of shares of common and preferred stock up to the authorized amounts, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. The preferred shares may be issued by the Board of Directors, without prior shareholder approval, in classes with designations, privileges, limitations and rights determined for each class by the Board of Directors of CFS.

150,050 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Preferred Stock

First Merchants	CFS
First Merchants currently has 34,043 shares of Series B Preferred Stock outstanding ($34,043,000 liquidation amount). This preferred stock has liquidation and dividend rights superior to the holders of its common stock. The Treasury, as the holder of Series B Preferred Stock, is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate, as a percentage of the liquidation amount, can fluctuate between 1% and 5% on a quarterly basis until April 1, 2015, based upon changes in certain small business lending levels of First Merchants Bank. In addition to the dividend, in the event First Merchants Bank’s level of small business lending has not increased relative to a level set by the Treasury, on January 1, 2014, First Merchants will be subject to an additional lending incentive fee equal to two percent (2%) per annum. From April 1, 2014 through March 31, 2016, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) per annum based upon the increase in small business lending as compared to the Treasury’s enumerated baseline. After March 31, 2016, the dividend rate will increase to nine percent (9%). The Series B Preferred Stock may be redeemed at any time at First Merchants’ option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption, subject to the approval of the Federal Reserve.	CFS has not designated a class of capital stock with preferences superior to the rights of holders of its common stock.

Completion of the Merger (page 69)

The merger of CFS into First Merchants will become effective when we file Articles of Merger with the Secretary of the State of Indiana, or at such later date and time as may be set forth in the Articles of Merger. We expect the merger to become effective during the fourth quarter of 2013.

Recent Developments

On July 30, 2013, a purported shareholder of CFS filed a putative class action lawsuit captioned Jay Orlando v. CFS Bancorp, Inc., et al., No. 2:13-CV-00261 in U.S. District Court in the Northern District of Indiana against CFS, its board of directors and First Merchants. The complaint generally alleges various claims of federal securities law violations and that the directors of CFS breached their fiduciary duties by providing materially inadequate disclosures and material disclosure omissions with respect to the proposed merger of CFS into First Merchants. The plaintiff seeks (1) class certification, (2) to enjoin the merger or, in the event the merger is completed before entry of a final judgment, to rescind the merger or be awarded an unspecified amount of rescissory damages, (3) compensatory damages in an unspecified amount, and (4) costs and expenses, including attorneys’ fees. At this early stage of the litigation, it is not possible to assess the probability of a material adverse outcome or reasonably estimate any potential financial impact of the lawsuit on CFS or First Merchants. The defendants, including CFS, its board of directors and First Merchants have filed motions to dismiss the litigation which have yet to be ruled on by the court. The defendants believe the claims against them are without merit and intend to contest the matter vigorously.

Comparative Market Price Information

Shares of First Merchants common stock are listed on The NASDAQ Global Select Market under the symbol “FRME.” Shares of CFS common stock are listed on The NASDAQ Global Market under the symbol “CITZ.” The following table presents quotation information for First Merchants common stock and for CFS common stock on May 10, 2013, the business day before the merger was publicly announced, and September 18, 2013, the last practicable trading day for which information was available prior to the date of this joint proxy statement-prospectus.

	First Merchants Common Stock			CFS Common Stock
	(Dollars Per Share)
	High	Low	Close	High	Low	Close
May 10, 2013	$16.32	$16.06	$16.14	$9.39	$9.16	$9.22
September 18, 2013	$17.42	$16.92	$17.15	$11.09	$10.76	$10.98

The market value of the aggregate consideration that CFS shareholders will receive in the merger is approximately $114.7 million (or $10.49 per share of CFS common stock) based on 10,934,597 shares of CFS common stock outstanding (including all restricted shares currently issued under CFS’ equity incentive plans), and First Merchants’ closing stock price of $16.14 on May 10, 2013, the business day before the merger was publicly announced.

The market value of the aggregate consideration that CFS shareholders will receive in the merger is approximately $121.8 million (or $11.15 per share of CFS common stock) based on 10,894,112 shares of CFS common stock outstanding (including all restricted shares currently issued under CFS’ equity incentive plans) and First Merchants’ closing stock price of $17.15 on September 18, 2013, the last practicable trading day for which information was available prior to the date of this joint proxy statement-prospectus.

Also set forth below for each of the closing prices of First Merchants common stock on May 10, 2013, and September 18, 2013, is the equivalent pro forma price of CFS common stock, which we determined by multiplying the applicable price of First Merchants common stock by the number of shares of First Merchants common stock we are issuing for each share of CFS common stock in the merger, which is the exchange ratio of 0.65. The equivalent pro forma price of CFS common stock shows the implied value to be received in the merger by CFS shareholders who receive First Merchants common stock in exchange for a share of CFS common stock on these dates.

	First Merchants Common Stock	CFS Common Stock	CFS Equivalent Pro Forma
May 10, 2013	$16.14	$9.22	$10.49
September 18, 2013	$17.15	$10.98	$11.15

We suggest you obtain current market quotations for First Merchants common stock and CFS common stock. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date on which the merger is completed and thereafter. Because the exchange ratio is fixed and the market price of First Merchants common stock is subject to fluctuation, the value of the shares of First Merchants common stock that CFS shareholders will receive in the merger may increase or decrease prior to and after the merger.

Comparative Per Share Data

The following table shows historical information about our companies’ earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information, we have assumed that the two companies had been combined throughout the periods shown in the table. The pro forma information reflects the “purchase” method of accounting. We derived the First Merchants and CFS pro forma data in the manner described under “UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION” on page 83.

The information listed as “equivalent pro forma” was obtained by multiplying the pro forma amounts by the exchange ratio of 0.65. First Merchants and CFS present this information to reflect the value of shares of First Merchants common stock that CFS shareholders will receive in the merger for each share of CFS common stock exchanged.

We expect that we will incur reorganization and restructuring expenses as a result of combining our two companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company, does not take into account these expected expenses or these anticipated financial benefits, and does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the merged company would have been had our companies been merged during the periods presented.

The information in the following table is based on historical financial information of CFS and First Merchants, which is included in each company’s respective annual and quarterly reports previously filed with the SEC. The historical financial information of First Merchants and CFS has been incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100 for a description of documents that we incorporate by reference into this document and how to obtain copies of them.

FIRST MERCHANTS AND CFS

HISTORICAL AND PRO FORMA PER SHARE AND CAPITAL RATIO DATA

	First Merchants Historical	CFS Historical	Pro forma (1)(2)
Net income per share
Six months ended June 30, 2013
Basic	$0.73	$0.12	$0.63
Diluted	$0.72	$0.12	$0.62
Twelve months ended December 31, 2012
Basic	$1.42	$0.43	$1.27
Diluted	$1.41	$0.43	$1.27
Cash dividends per share
Six months ended June 30, 2013	$0.08	$0.02	$0.08
Twelve months ended December 31, 2012	$0.10	$0.04	$0.10
Tangible Capital Ratio
At June 30, 2013	7.74%	9.83%	7.42%
At December 31, 2012	7.55%	9.83%	7.31%

(1)	See note (1) in “Notes to Unaudited Pro forma Summary of Selected Consolidated Financial Data” on page 23.
(2)	See note (2) in “Notes to Unaudited Pro forma Summary of Selected Consolidated Financial Data” on page 23.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain summary historical consolidated financial data for each of our companies. First Merchants’ and CFS’ balance sheet and income statement data as of and for the five years in the period ended December 31, 2012 are taken from each of First Merchants’ and CFS’ respective audited consolidated financial statements. First Merchants’ and CFS’ balance sheet data and income statement data as of and for the six months ended June 30, 2013 and 2012 are taken from our respective unaudited consolidated financial statements. Results for the six months ended June 30, 2013 do not necessarily indicate results expected or anticipated for the entire year.

The following tables also set forth certain summary unaudited pro forma consolidated financial information for First Merchants and CFS reflecting the merger. The income statement information presented gives effect to the merger as if it occurred on the first day of each period presented. The balance sheet information presented gives effect to the merger as if it occurred on June 30, 2013.

The pro forma information reflects the “purchase” method of accounting, with CFS’ assets and liabilities recorded at their estimated fair values as of June 30, 2013. The actual fair value adjustments to the assets and the liabilities of CFS will be made on the basis of appraisals and evaluations that will be made as of the date the merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under two sets of assumptions, does not take into account these expected expenses or anticipated financial benefits, and does not attempt to predict or suggest future results.

This selected financial data is only a summary and you should read it in conjunction with First Merchants’ and CFS’ consolidated financial statements and related notes incorporated into this document by reference, and in conjunction with the Unaudited Pro Forma Combined Consolidated Financial Information appearing on page 83 in this document. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100 for a description of documents that we incorporate by reference into this document and how to obtain copies of such documents.

FIRST MERCHANTS

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June, 30		For the Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Summary of Operations
Interest Income	$84,391	$87,638	$175,949	$181,245	$199,578	$230,439	$219,473
Interest Expense	8,283	13,469	23,613	37,890	56,009	77,093	90,089

Net Interest Income	76,108	74,169	152,336	143,355	143,569	153,346	129,384
Provision for loan losses	4,099	9,420	18,534	22,630	46,483	122,176	28,238

Net interest income after provision	72,009	64,749	133,802	120,725	97,086	31,170	101,146
Noninterest Income	27,936	35,823	64,302	49,120	48,544	51,201	36,367
Noninterest Expense	68,442	68,208	137,115	135,938	142,311	151,558	108,792

Net income before income tax	31,503	32,364	60,989	33,907	3,319	(69,187)	28,721
Income tax expense(benefit)	8,823	8,788	15,867	8,655	(3,590)	(28,424)	8,083

Net Income	22,680	23,576	45,122	25,252	6,909	(40,763)	20,638
Preferred stock dividends and discount accretion	(1,709)	(2,270)	(4,539)	(3,981)	(5,239)	(4,979)	—
Loss on extinguishment of trust preferred securities	—	—	—	(10,857)	—	—	—
Loss on CPP unamortized discount	—	—	—	(1,401)	(1,301)	—	—
Gain on exchange of preferred stock for trust preferred debt	—	—	—	—	11,353	—	—

Net Income Available to Common Shareholders	$20,971	$21,306	$40,583	$9,013	$11,722	$(45,742)	$20,638

Per Share Data (1)
Net income
Basic	$0.73	$0.74	$1.42	$0.34	$0.48	$(2.17)	$1.14
Diluted	$0.72	$0.74	$1.41	$0.34	$0.48	$(2.17)	$1.14
Cash Dividends (2)	$0.08	$0.04	$0.10	$0.04	$0.04	$0.47	$0.92

Balance End of Period
Total assets	$4,338,264	$4,304,821	$4,304,821	$4,173,076	$4,170,848	$4,480,952	$4,784,155
Total loans	2,934,611	2,924,509	2,924,509	2,731,279	2,857,152	3,277,824	3,726,247
Total deposits	3,332,793	3,346,383	3,346,383	3,134,655	3,268,880	3,536,536	3,718,811
Fed funds purchased	57,085	18,862	18,862	—	—	—	—
Securities sold under repurchase agreements	161,779	141,828	141,828	156,305	109,871	125,687	122,311
Federal Home Loan Bank advances	92,743	94,238	94,238	138,095	82,684	129,749	360,217
Total subordinated debentures, revolving credit lines, term loans and other	111,778	112,161	112,161	194,974	226,440	194,790	135,826
Shareholders’ equity	539,293	552,236	552,236	514,467	454,408	463,785	395,903

Selected Ratios
Return on average assets	0.98%	1.01%	0.96%	0.22%	0.27%	(0.98%)	0.54%
Return on average equity	7.79%	8.12%	7.58%	1.88%	2.49%	(9.59%)	5.90%

(1)	Restated for all stock dividends and splits
(2)	Dividends per share are for First Merchants only, not restated for pooling transactions

CFS

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30		For the Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Summary of Operations
Interest Income	$18,764	$21,141	$41,332	$43,704	$46,770	$51,308	$59,538
Interest Expense	2,330	3,274	5,974	7,853	10,187	13,715	24,656

Net Interest Income	16,434	17,867	35,358	35,851	36,583	37,593	34,882
Provision for loan losses	1,586	2,200	4,210	17,114	3,877	12,588	26,296

Net interest income after provision	14,848	15,667	31,148	18,737	32,706	25,005	8,586
Noninterest Income	4,660	5,467	12,009	12,851	9,236	11,470	5,622
Noninterest Expense	17,919	18,749	36,800	41,117	37,775	39,280	34,176

Net income before income tax	1,589	2,385	6,357	(9,529)	4,167	(2,805)	(19,968)
Income tax expense (benefit)	254	541	1,692	945	707	(2,262)	(8,673)

Net Income	$1,335	$1,844	$4,665	$(10,474)	$3,460	$(543)	$(11,295)

Per Share Data (1)
Net income
Basic	$0.12	$0.17	$0.43	$(0.98)	$0.33	$(0.05)	$(1.10)
Diluted	$0.12	$0.17	$0.43	$(0.98)	$0.32	$(0.05)	$(1.10)
Cash Dividends (2)	$0.02	$0.01	$0.04	$0.04	$0.04	$0.04	$0.40

Balance End of Period
Total assets	$1,131,548	$1,132,094	$1,138,109	$1,148,950	$1,121,676	$1,081,515	$1,121,855
Total loans	660,072	713,596	692,267	711,226	732,584	762,386	749,973
Total deposits	961,945	967,154	965,791	977,424	945,884	849,758	824,097
Fed funds purchased			—	—	—	8,640	10,800
Securities sold under repurchase agreements	9,903	11,540	11,053	14,334	13,352	15,659	17,512
Federal Home Loan Bank advances	39,403	39,766	39,509	39,866	40,198	87,509	144,625
Total subordinated debentures, revolving credit lines and term loans	—	—	—	—	—	—	—
Shareholders’ equity	111,212	104,597	111,822	103,248	112,928	110,373	111,809

Selected Ratios
Return on average assets	0.24%	0.32%	0.41%	(0.91%)	0.31%	(0.05%)	-0.99%
Return on average equity	2.39%	3.56%	4.41%	(9.10%)	3.07%	(0.48%)	-8.93%

(1)	Restated for all stock dividends and splits
(2)	Dividends per share are for CFS only, not restated for pooling transactions

FIRST MERCHANTS

UNAUDITED PRO FORMA SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30, 2013	For the Year Ended December 31, 2012
Summary of Operations
Interest income	$104,311	$219,592
Interest expense	10,213	28,787

Net interest income	94,098	190,805
Provision for loan losses	5,685	22,744

Net interest income after provision	88,413	168,061
Noninterest income	32,596	76,311
Noninterest expense	87,714	176,620

Net income before income tax	33,295	67,752
Income tax expense	9,148	17,701

Net income	24,147	50,051
Preferred Stock dividend and discount accretion	(1,709)	(4,539)

Net Income Available to Common Stockholders	$22,438	$45,512

Per Share Data (1)
Net income
Basic	$0.63	$1.27
Diluted	$0.62	$1.27
Cash Dividends	$0.08	$0.10
Tangible Capital Ratio	7.42%	7.31%

Balance End of Period
Total assets	$5,490,088
Earning assets	4,916,015
Investment securities	1,140,507
Loans, net	3,543,703
Total deposits	4,294,738
Borrowings	475,491
Stockholders’ equity	658,655
Allowance for loan losses	68,202

Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data appear on the following page.

NOTES TO UNAUDITED PRO FORMA SUMMARY OF SELECTED

CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

(1)	This table assumes the issuance of 7,104,852 shares of First Merchants common stock, which represents an assumed 10,930,541 shares of CFS common stock outstanding (the number outstanding on June 30, 2013) multiplied by the conversion ratio of 0.65.

(2)	To record goodwill generated from the acquisition

Purchase Price

CFS outstanding shares	10,930,541
Conversion ratio	65.00%

Shares of First Merchants stock issued	7,104,852
First Merchants stock price	$17.15

Total Purchase Price	$121,848,206

(Dollars in thousands)
Total Purchase Price	$121,848
Allocated to:
Historical book value of CFS assets and liabilities	$111,212
CFS estimated transaction costs, net of tax	(6,840)

Adjusted book value of CFS	$104,372

Adjustments to record assets and liabilities at fair value:
Loans, credit mark	$(31,800)
Loans, interest rate mark	(20,800)
CFS Allowance for loan losses write-off	12,660
Securities	(1,400)
Premises and equipment	(1,800)
Core deposits intangible	11,000
Other real estate owned	(5,900)
Deferred taxes	14,294
Borrowings	(2,800)

Total allocation	$(26,546)

Goodwill	$44,022

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement-prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement-prospectus. You should also consider the other information in this joint proxy statement-prospectus and the other documents incorporated by reference into this joint proxy statement-prospectus. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION.”

Risk Factors Relating to the Merged Company and Its Industry

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and costs savings of the merger may not be realized.

Even though First Merchants has acquired other financial services businesses in the past, the success of the merger with CFS will depend on a number of factors, including, but not limited to, the merged company’s ability to:

•	integrate CFS’ operations with the operations of First Merchants;

•	maintain existing relationships with First Merchants’ depositors and CFS’ depositors to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers of First Merchants and CFS;

•	achieve projected net income of First Merchants Bank and expected cost savings and revenue enhancements from the merged company;

•	control the incremental non-interest expense to maintain overall operating efficiencies;

•	retain and attract key and qualified management, lending and other banking personnel; and

•	compete effectively in the communities served by First Merchants and CFS, and in nearby communities.

First Merchants’ failure to successfully integrate CFS into its business may adversely affect its financial condition and results of operations.

The value of the merger consideration to be received by CFS shareholders will fluctuate.

If the merger is completed, CFS shareholders will receive a number of shares of First Merchants common stock based on a fixed exchange ratio of 0.65 shares of First Merchants common stock for each share of CFS common stock. Because the market value of First Merchants common stock may fluctuate, the value of the consideration you receive for your shares may also fluctuate. The market value of First Merchants common stock could fluctuate for any number of reasons, including those specific to First Merchants and those that influence trading prices of equity securities generally. As a result, you will not know the exact value of the shares of First Merchants common stock you will receive at the time you must vote your shares. The value of First Merchants common stock on the closing date of the merger may be greater or less than the market price of First Merchants common stock on the record date, on the date of this joint proxy statement-prospectus or on the date of the special meetings. Moreover, the fairness opinions of River Branch Capital LLC and Sandler O’Neill & Partners, L.P. are dated May 10, 2013 and May 8, 2013, respectively. Neither CFS nor First Merchants intends to obtain any update of the fairness opinions. Changes in the operations and prospects of First Merchants and CFS, general market and economic conditions and other factors which are both within and outside of the control of First Merchants and CFS, on which the fairness opinions are based, may alter the relative value of the companies. Therefore, the fairness opinions do not address the fairness of the exchange ratio at the time the merger will be completed.

We suggest you obtain current market quotations for First Merchants common stock and CFS common stock because the value of the First Merchants shares you receive may be more or less than the value of such shares as of the date of this document.

The merged company’s allowance for loan losses may not be adequate to cover actual loan losses.

The merged company’s loan customers may not repay their loans according to their terms, and the customers’ collateral securing the payment of their loans may be insufficient to assure repayment. Approximately 65% of the merged company’s loans are comprised of commercial real estate and commercial lines of credit and term and development loans, which can result in higher loan loss experience than residential loans in economic downturns. The underwriting, review and monitoring that will be performed by the merged company’s officers and directors cannot eliminate all of the risks related to these loans.

Each of First Merchants and CFS make various assumptions and judgments about the collectability of their respective loan portfolios and provide an allowance for loan losses based on a number of factors. If the assumptions are wrong or the facts and circumstances subsequently and materially change, the allowance for loan losses and merger-related credit marks may not be sufficient to cover the merged company’s loan losses. The merged company may have to increase its allowance for loan losses in the future, which could decrease its net income.

Deterioration in loan quality will adversely affect the merged company’s results of operations and financial condition.

Each of First Merchants and CFS seek to mitigate the risks inherent in their respective loan portfolios by adhering to sound underwriting practices. Their lending strategies also include emphasizing diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is continuous review of their loan portfolios, including internally administered loan “watch” lists and independent loan reviews. These evaluations take into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. In connection with continuing negative economic trends, the values of real estate collateral supporting many real estate loans have declined. If current trends in the housing and real estate markets do not reverse, we expect that loan delinquencies and credit losses will continue at an elevated level. Although First Merchants and CFS believe their underwriting and loan review procedures are appropriate for the various kinds of loans they make, the merged company’s results of operations and financial condition will be adversely affected in the event the quality of their respective loan portfolios deteriorates. As of June 30, 2013, First Merchants had $43.4 million and CFS had $26.7 million in non-performing loans. As of December 31, 2012, First Merchants had $66.1 million and CFS had $26.9 million in non-performing loans.

Changes in interest rates may reduce the merged company’s net interest income.

Like other financial institutions, the merged company’s net interest income is its primary revenue source. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. The merged company’s net interest income will be affected by changes in market rates of interest, the interest rate sensitivity of its assets and liabilities, prepayments on its loans and investments and limits on increases in the rates of interest charged on its residential real estate loans.

The merged company will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by regional and local economic conditions, as well as monetary policies of the Federal Reserve Board. The following factors also may affect market interest rates:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply;

•	international disorders;

•	instability in domestic and foreign financial markets; and

•	other factors beyond the merged company’s control.

Each of First Merchants and CFS has policies and procedures designed to manage the risks from changes in market interest rates; however, despite risk management, changes in interest rates could adversely affect the merged company’s results of operations and financial condition.

Changes in economic conditions and the geographic concentration of the merged company’s markets could adversely affect the merged company’s financial condition.

The merged company’s success will depend to a great extent upon the general economic conditions of the Central and Northwestern Indiana and Central Ohio areas. Unlike larger banks that are more geographically diversified, the merged company will provide banking and financial services to customers primarily located in these areas. Favorable economic conditions may not exist in the merged company’s markets.

A continued economic slowdown could have the following consequences:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for the products and services of CFS and First Merchants may decline; and

•	collateral for loans made by CFS and First Merchants may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans.

Anti-takeover defenses may delay or prevent future mergers.

Provisions contained in First Merchants’ Articles of Incorporation and By-Laws and certain provisions of Indiana law could make it more difficult for a third party to acquire First Merchants, even if doing so might be beneficial to First Merchants shareholders. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions” on page 96. These provisions could limit the price that some investors might be willing to pay in the future for shares of First Merchants common stock and may have the effect of delaying or preventing a change in control.

If the merger is not completed, the parties will have incurred substantial expenses without realizing the expected benefits.

First Merchants and CFS have incurred substantial expenses in connection with the transactions described in this joint proxy statement-prospectus. The completion of the merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. CFS expects to incur approximately $10,500,000 in merger related expenses and First Merchants expects to incur approximately $3,800,000 in merger related expenses, which include legal, accounting and financial advisory expenses and which excludes any termination fees, if applicable. These expenses could have a material adverse impact on the financial condition of First Merchants and CFS because they would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire CFS.

Until the completion of the merger, with some exceptions, CFS is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Merchants. In addition, CFS has agreed to pay a termination fee and expenses of $4,500,000 to First Merchants if the CFS Board of Directors does not recommend approval of the Merger Agreement to the CFS shareholders by reason of a superior acquisition proposal. These provisions could discourage other companies from trying to acquire CFS even though such other companies might be willing to offer greater value to CFS’ shareholders than First Merchants has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on CFS’ results of operations and financial condition.

The market price of First Merchants common stock after the merger may be affected by factors different from those affecting the shares of CFS or First Merchants currently.

Upon completion of the merger, holders of CFS common stock will become holders of First Merchants common stock. First Merchants’ business differs in important respects from that of CFS, and, accordingly, the results of operations of the combined company and the market price of First Merchants common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of First Merchants and CFS. For a discussion of the businesses of First Merchants and CFS and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement-prospectus and referred to under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what First Merchants’ actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the CFS identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of CFS as of the merger completion date. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION” on page 83.

Risk Factors Relating to the Merger

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, First Merchants and CFS must obtain approvals from the Federal Reserve Board and the Office of the Comptroller of the Currency. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER—Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. Regulatory approvals could also be impacted based on the status of any ongoing investigation of either party or its customers, including subpoenas to provide information or investigations, by a federal, state or local governmental agency.

Certain of CFS’ Directors and executive officers have interests in the merger that may differ from the interests of CFS’ shareholders.

CFS shareholders should be aware that some of CFS’ executive officers and directors have interests in the merger and have arrangements that are different from, or in addition to, those of CFS shareholders generally. CFS’ Board of Directors was aware of and considered these interests, among other matters, when making its decision to approve the Merger Agreement, and in recommending that CFS shareholders vote in favor of approving the CFS Merger Proposal.

These interests include the following:

•	The terms of the restricted stock and stock option awards held by CFS directors and officers provide for accelerated vesting of the awards upon a change-in-control such as the merger.

•

CFS previously entered into employment agreements and/or change in control agreements with several of its officers, which entitle each of them to certain payments and benefits upon a termination in connection with a change in control such as the merger. In connection with the merger, Messrs. Pomranke and Clapp, Mr. Jerry Weberling, Mr. Daniel Zimmer and Ms. Rebecca Rees, each currently an executive officer of CFS, will enter into agreements with First Merchants Bank that, upon the closing of the merger, will supersede the CFS agreements and provide certain retention and/or severance benefits to such individuals.

For a more complete description of these interests, see “THE MERGER—Interests of Certain Persons in the Merger” on page 70.

CFS and First Merchants will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on CFS or First Merchants. These uncertainties may impair CFS’ or First Merchants’ ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with CFS or First Merchants to seek to change existing business relationships with CFS or First Merchants. Retention of certain employees by CFS or First Merchants may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with CFS or First Merchants. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with CFS or First Merchants, CFS’ and/or First Merchants’ business could be harmed. In addition, subject to certain exceptions, each of CFS and First Merchants has agreed to operate its business in the ordinary course prior to closing. See THE MERGER AGREEMENT–Restrictions Affecting the Parties Prior to Completion of the Merger” on page 76 for a description of the restrictive covenants applicable to CFS and First Merchants while the merger is pending.

The shares of First Merchants common stock to be received by CFS shareholders as a result of the merger will have different rights from the shares of CFS common stock.

Upon completion of the merger, CFS shareholders will become First Merchants shareholders and their rights as shareholders will be governed by the First Merchants Articles of Incorporation and Bylaws. The rights associated with CFS common stock may be different from the rights associated with First Merchants common stock. Please see “COMPARISON OF COMMON STOCK” beginning on page 90 for a discussion of the different rights associated with First Merchants common stock.

Neither CFS shareholders nor First Merchants shareholders are expected to have dissenters’ rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the Indiana Business Corporation Law, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange.

Because both First Merchants’ and CFS’ common stock is listed on The NASDAQ Stock Market, a national securities exchange, neither First Merchants’ nor CFS’ shareholders will be entitled to dissenters’ or appraisal rights in the merger with respect to their shares.

THE CFS SPECIAL MEETING

Special Meeting of Shareholders of

CFS Bancorp, Inc.

General Information

We are furnishing this document to the shareholders of CFS in connection with the solicitation by the Board of Directors of CFS of proxies for use at the CFS special meeting of shareholders to be held on October 29, 2013, at 10:00 a.m., local time, at The Center for Visual and Performing Arts, 1040 Ridge Road, Munster, Indiana. This document is first being mailed to CFS shareholders on September  27, 2013 and includes the notice of CFS special meeting, and is accompanied by a form of proxy.

Matters To Be Considered

The purposes of the special meeting are for you to consider and vote upon the approval of:

1.	the Merger Agreement, including the merger of CFS and First Merchants and the transactions contemplated thereby (the “CFS Merger Proposal”);

2.	the adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if enough votes have not been cast to approve the CFS Merger Proposal at the time of the meeting;

3.	on a non-binding advisory basis, certain compensation payable to CFS’ named executive officers in connection with the merger; and

4.	any other items that may be properly submitted to a vote at the CFS special meeting.

Pursuant to the Merger Agreement, CFS will merge into First Merchants. The Merger Agreement is attached to this document as Annex A and is incorporated in this document by this reference. For a description of the Merger Agreement, see “THE MERGER AGREEMENT,” beginning on page 72.

Votes Required

Approval of the CFS Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of CFS common stock. The approval of adjournment of the special meeting to allow extra time to solicit proxies, if necessary or appropriate, the approval of the advisory vote on the merger-related compensation payable to certain executive officers of CFS, and the approval of the transaction of any other business that may properly come before the special meeting each require more votes to be cast in favor of the proposal than are cast against it. CFS has fixed September 20, 2013, as the record date for determining those CFS shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were a CFS shareholder of record at the close of business on September 20, 2013, you will be entitled to notice of and to vote at the special meeting. If you are not the record holder of your shares and instead hold your shares in a “street name” through a bank, broker or other record holder, please follow the instructions on the voting instruction card furnished by the record holder. Each share of CFS common stock you own on the record date entitles you to one vote on each matter presented at the special meeting. At the close of business on September 18, 2013, there were approximately 10,926,562 shares of CFS common stock outstanding held by approximately 1,730 shareholders of record.

As of September 18, 2013, CFS’ executive officers, directors and their affiliates had voting power with respect to an aggregate of 1,537,993 shares or approximately 13.99% of CFS’ common stock outstanding. Each member of the Board of Directors of CFS as of May 13, 2013, the date the Merger Agreement was executed, signed a voting agreement with First Merchants to cause all shares of CFS common stock owned by them of record or beneficially to be voted in favor of the CFS Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page 79. As of September 18, 2013, the members of the CFS Board of Directors and their affiliates had power to vote an aggregate of 1,317,991 shares of CFS common stock outstanding representing 11.99% of the outstanding shares. In addition, we also currently expect that the executive officers of CFS will vote all of their shares in favor of the CFS Merger Proposal. We also expect the executive officers, directors and their affiliates to vote in favor of the approval of the adjournment of the special meeting, if necessary or appropriate to solicit additional proxies, and the approval, on a non-binding advisory basis, of the merger-related compensation payable to the named executive officers of CFS.

Proxies

If you are a CFS shareholder, you should have received a proxy card for use at the CFS special meeting with this joint proxy statement-prospectus. The accompanying proxy card is for your use at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the CFS shareholder giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” approval of the CFS Merger Proposal, “FOR” approval of the proposal to adjourn the special meeting to allow extra time to solicit proxies, if necessary or appropriate and “FOR” approval of the merger-related compensation payable to the named executive officers of CFS.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•

delivering to the Secretary of CFS at or prior to the special meeting a written notice of revocation addressed to CFS Bancorp, Inc., 707 Ridge Road, Munster, Indiana 46321, Attention: Monica F. Sullivan, Corporate Secretary; or

•	delivering to CFS at or prior to the special meeting a properly completed proxy by Internet, telephone or proxy card having a later date; or

•

voting in person by ballot at the special shareholders meeting. If your shares are held in the name of your broker, bank or other nominee, and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you may vote your shares in person or by proxy at the special meeting.

Because approval of the CFS Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of CFS common stock, abstentions and broker non-votes will have the same effect as voting AGAINST approval of the CFS Merger Proposal. Accordingly, your Board of Directors urges all CFS shareholders to vote by proxy through the Internet, by telephone or by completing, dating and signing the accompanying proxy and returning it promptly in the enclosed postage-paid envelope. You should not send stock certificates with your proxy card.

Solicitation of Proxies

CFS will bear the entire cost of soliciting proxies from and mailing proxies to its shareholders in connection with the CFS special meeting. CFS will request that banks, brokers, fiduciaries and other record holders or custodians send proxies and proxy material to the beneficial owners of stock held by them and secure their voting instructions, if necessary. CFS will reimburse these banks, brokers and other record holders for their reasonable expenses. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of CFS, who will not be specially compensated for such soliciting. In addition, Morrow & Co., LLC has been engaged to assist with the solicitation of proxies and will receive fees estimated at $6,000 plus reimbursement of out-of-pocket expenses.

In soliciting proxies, no one has any authority to make any representations and warranties about the merger or the CFS Merger Proposal in addition to or contrary to the provisions stated in this document. No statement regarding the merger, the Merger Agreement or the CFS Merger Proposal should be relied upon except as expressly stated in this document.

Recommendation of the CFS Board of Directors

CFS’ Board of Directors has unanimously approved the CFS Merger Proposal. CFS’ Board believes that the merger is fair to and in the best interests of CFS and its shareholders. The Board unanimously recommends that the CFS shareholders vote “FOR” approval of the CFS Merger Proposal; “FOR” approval of the adjournment of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the CFS Merger Proposal at the time of the special meeting and “FOR” approval of the merger-related compensation payable to the named executive officers of CFS. See “THE MERGER—CFS’ Reasons for the Merger” on page  58 and “THE MERGER—Recommendation of the CFS Board of Directors” on page 68.

Other Matters

The special meeting of CFS shareholders has been called for the purposes set forth in the Notice to CFS shareholders included in this document. Your Board of Directors is unaware of any matter for action by shareholders at the special meeting other than as stated in the Notice or in this joint proxy-statement prospectus. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to your Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the Board of Directors of CFS.

Beneficial Ownership of CFS Common Stock by Certain Shareholders

The following table shows, as of September 18, 2013, the number and percentage of shares of common stock held by CFS’ directors, executive officers, holders of more than five percent of CFS’ common stock, and directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the SEC, and information provided to us, except where otherwise noted. The number of shares beneficially owned by each individual is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose, including the ability to vote such shares at the special meeting. Under these rules, beneficial ownership includes any shares as to which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

BENEFICIAL OWNERSHIP OF CFS COMMON STOCK

BY CERTAIN SHAREHOLDERS

Name of Beneficial Owner	Number of Common Shares Beneficially Owned (1)		Options Exercisable	Unvested Restricted Stock (2)	Total Amount of Beneficial Ownership	Total Percentage Ownership
PL Capital, LLC 20 E. Jefferson Ave., Suite 22 Naperville, IL 60540	1,057,659	(3)	—	—	1,057,659	9.68%

Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	921,513	(4)	—	—	921,513	8.43%

Citizens Financial Bank 401(k) Retirement Plan c/o Vanguard Fiduciary Trust Services 500 Admiral Nelson Blvd. Malvern, PA 19355	621,894	(5)	—	—	621,894	5.69%

Directors:
Gregory W. Blaine	31,700		7,000	—	38,700	*
Gene Diamond	65,437	(6)	7,000	—	72,437	*
John W. Palmer	1,057,659	(3)	—	—	1,057,659	9.68%
Daryl D. Pomranke	58,185	(7)	5,000	20,675	76,870	*
Robert R. Ross	16,737	(8)	16,000	—	32,737	*
Joyce M. Simon	23,588	(9)	16,000	—	39,588	*

Other Named Executive Officers:
Jerry A. Weberling	77,801	(10)	—	11,026	88,827	*
Dale S. Clapp	23,305	(11)	—	9,211	32,516	*
Daniel J. Zimmer	14,622	(12)	—	6,225	20,847	*
Rebecca D. Rees	58,462	(13)	14,000	5,350	77,812	*
All Directors and Executive Officers of CFS as a group (10 persons)	1,427,496		65,000	45,497	1,537,993	13.99%

*	Represents less than 1% of the outstanding stock.
(1)	Based upon filings made under the Exchange Act and information furnished by the Directors and Executive Officers named in this table. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.
(2)	Shares of unvested restricted stock are included in the table because the recipient of the shares has the right to vote and receive any dividends declared and payable on such shares during such time as the shares remain unvested. Once shares of restricted stock are vested, the shares are included in the number of common shares beneficially owned.
(3)	Based on information provided by Mr. Palmer on his Directors and Officers Questionnaire signed and dated February 10, 2013 regarding his beneficial ownership of the Company’s common stock. Includes shares owned by PL Capital, LLC.; Financial Edge Fund, L.P.; Financial Edge–Strategic Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital/Focused Fund, L.P.; PL Capital Advisors, LLC; Goodbody/PL Capital, LLC; John W. Palmer; Richard J. Lashley; Beth Lashley; Dr. Robin Lashley; Danielle Lashley; Irving A. Smokler; Red Rose Trading Estonia OU; and PL Capital Pension Plan. Certain of these parties have sole and/or shared voting and dispositive power with respect to these shares.

(4)	Information included is based solely on a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 11, 2013, in which Dimensional Fund Advisors expressly disclaims beneficial ownership of these securities.
(5)	The Citizens Financial Bank 401(k) Retirement Plan (Retirement Plan) is governed by the terms of a written document adopted by the CFS Board of Directors. Vanguard Fiduciary Trust Company acts as the trustee of the Retirement Plan under the terms of a trust agreement with CFS. In accordance with the agreement, the shares held in the Retirement Plan are voted in accordance with the instructions of the participating employees. If no instructions are received from a participant, the trustee votes the shares in proportion with the instructions that were received from other participants. Information provided is based on information received from trustee on September 10, 2013.
(6)	Includes 1,237 shares held in an individual retirement plan for Mr. Diamond; 42,000 shares owned jointly with his spouse; and 3,000 shares held by a private foundation he established.
(7)	Includes 4,321 shares allocated to Mr. Pomranke’s account in the Retirement Plan; 31,864 shares owned jointly with his spouse; and 1,000 shares owned by his adult children.
(8)	Mr. Ross’ shares are owned jointly with his two adult children.
(9)	Includes 19,388 shares held in a trust for Ms. Simon established by CFS to fund its obligations with respect to the Directors’ deferred compensation plan and 1,000 shares owned jointly with her spouse.
(10)	Includes 12,949 shares allocated to Mr. Weberling’s account in the Retirement Plan; 33,700 shares held in an individual retirement account; and 27,000 shares owned jointly with his spouse.
(11)	Includes 1,005 shares allocated to Mr. Clapp’s account in the Retirement Plan and 2,693 shares owned jointly with his spouse.
(12)	Includes 2,636 shares allocated to Mr. Zimmer’s account in the Retirement Plan.
(13)	Includes 29,546 shares allocated to Ms. Rees’ account in the Retirement Plan.

CFS MERGER-RELATED PROPOSALS

PROPOSAL NO. 1

CFS MERGER PROPOSAL

CFS is asking its shareholders to approve the CFS Merger Proposal. Holders of CFS common stock should read this joint proxy statement-prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the merger. A copy of the Merger Agreement is attached to this joint proxy statement-prospectus as Annex A.

After careful consideration, the CFS Board of Directors unanimously approved the CFS Merger Proposal and declared it to be advisable and in the best interest of CFS and its shareholders of CFS. See “THE MERGER—CFS’ Reasons for the Merger; Recommendation of CFS’ Board of Directors” included elsewhere in this joint proxy statement-prospectus for a more detailed discussion of the CFS Board of Directors’ recommendation.

The CFS Board of Directors unanimously recommends a vote “FOR” the CFS Merger Proposal.

PROPOSAL NO. 2

CFS ADJOURNMENT PROPOSAL

The CFS special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CFS special meeting to approve the CFS Merger Proposal (the “CFS Adjournment Proposal”).

If, at the CFS special meeting, the number of shares of CFS common stock present or represented and voting in favor of the CFS Merger Proposal is insufficient to approve the CFS Merger Proposal, CFS intends to move to adjourn the CFS special meeting in order to enable the CFS Board of Directors to solicit additional proxies for approval of the CFS Merger Proposal. In that event, CFS will ask its shareholders to vote upon the CFS Adjournment Proposal, but not the CFS Merger Proposal or the CFS advisory, non-binding merger-related compensation proposal.

In this proposal, CFS is asking its shareholders to authorize the holder of any proxy solicited by the CFS Board of Directors, on a discretionary basis, to vote in favor of adjourning the CFS special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from CFS shareholders who have previously voted.

The CFS Board of Directors unanimously recommends a vote “FOR” the CFS Adjournment Proposal.

PROPOSAL NO. 3

CFS MERGER-RELATED COMPENSATION PROPOSAL

As required by Section 14A of the Exchange Act and Rule 14a-21(c) promulgated thereunder, CFS is required to submit a proposal to its shareholders for a non-binding advisory vote to approve the payment of certain compensation to the named executive officers of CFS that is based upon or otherwise relates to the merger. This compensation is disclosed in the table entitled “Golden Parachute Compensation” on page 71 and a narrative discussion of such compensation is included in the section entitled “THE MERGER-Merger-Related Compensation Payable to CFS’ Named Executive Officers” on page 71. The five “named executive officers” of CFS are Messrs. Daryl Pomranke, Dale Clapp, Jerry Weberling and Daniel Zimmer and Ms. Rebecca Rees.

CFS is requesting the approval of its shareholders, on a non-binding advisory basis, of the compensation of the CFS’ named executive officers based on or related to the merger and the agreements and understandings concerning such compensation. As required by Rule 14a-21(c) of the Exchange Act, CFS is asking its shareholders to adopt the following resolution:

RESOLVED, that the compensation to be paid or become payable to the named executive officers of CFS Bancorp, Inc. that is based on or otherwise relates to the Merger of CFS Bancorp, Inc. with and into First Merchants Corporation, and the agreements and understandings concerning such compensation, as disclosed pursuant to Item 402(t) of Regulation S–K in “THE MERGER-Merger-Related Compensation Payable to CFS’ Named Executive Officers” below are hereby APPROVED.

The advisory non-binding vote on compensation is a vote separate and apart from the vote on approval of the CFS Merger Proposal. Accordingly, you may vote to approve the CFS Merger Proposal and not approve the CFS merger-related compensation and vice versa. Because the approval of this proposal is advisory in nature, a vote for or against approval will not be binding on either First Merchants or CFS regardless of whether the merger is approved. Accordingly, as the compensation to be paid to the named executive officers of CFS based on or related to the merger is contractual with respect to such executives, regardless of the outcome of this vote, such compensation will be payable in accordance with the applicable agreements if the merger is completed. This proposal includes compensation that would be paid or provided by CFS if paid or provided prior to or upon the closing of the merger, and which would be paid or provided by First Merchants if paid or provided following closing of the merger. If the merger is not completed, CFS’ Board of Directors will consider the results of the vote in making future executive compensation decisions.

The CFS Board of Directors unanimously recommends a vote “FOR,” on a non-binding advisory basis, the CFS merger-related compensation proposal.

THE FIRST MERCHANTS SPECIAL MEETING

Special Meeting of Shareholders of

First Merchants Corporation

General Information

We are furnishing this document to the shareholders of First Merchants in connection with the solicitation by the Board of Directors of First Merchants of proxies for use at the special meeting of First Merchants shareholders to be held on October 29, 2013, at 11:00 a.m., local time, at 200 East Jackson Street, Muncie, Indiana. This document is first being mailed to First Merchants shareholders on September 27, 2013, and includes the notice of First Merchants special meeting and is accompanied by a form of proxy.

Matters To Be Considered

The purposes of the special meeting are for you to consider and vote upon approval of:

1.	the Merger Agreement, including the merger of First Merchants and CFS, and the transactions contemplated thereby (the “First Merchants Merger Proposal”);

2.	the adjournment of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the First Merchants Merger Proposal at the time of the meeting; and

3.	to act on any other items that may be properly submitted to a vote at the First Merchants special meeting.

The Merger Agreement is attached to this document as Annex A and is incorporated in this document by this reference. For a description of the Merger Agreement, see “THE MERGER AGREEMENT,” beginning on page 72.

Votes Required

Approval of the First Merchants Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of First Merchants common stock. The approval of adjournment of the special meeting to allow extra time to solicit proxies, if necessary, only requires a majority of the shareholders present at the meeting. First Merchants has fixed September 20, 2013, as the record date for determining those First Merchants shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were a First Merchants shareholder of record at the close of business on September 20, 2013, you will be entitled to notice of and to vote at the special meeting. If you are not the record holder of your shares and instead hold your shares in a “street name” through a bank, broker or other record holder, that person will vote your shares in accordance with the instructions you provide them on the enclosed proxy. Each share of First Merchants common stock you own on the record date entitles you to one vote on each matter presented at the special meeting. At the close of business on September 18, 2013, there were approximately 28,808,224 shares of First Merchants common stock outstanding.

As of September 18, 2013, First Merchants executive officers, directors and their affiliates had voting power with respect to an aggregate of 671,806 shares or approximately 2.33% of the shares of First Merchants common stock outstanding. We currently expect that the directors and executive officers will vote all of their shares in favor of the proposal to approve the Merger Agreement and the merger.

Proxies

If you are a First Merchants shareholder, you should have received a proxy card for use at the First Merchants special meeting with this joint proxy statement-prospectus. The accompanying proxy card is for your use at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the First Merchants shareholders giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” approval of the First Merchants Merger Proposal; and “FOR” adjournment of the meeting, if necessary or appropriate, to solicit additional proxies if enough votes have not been cast to approve the First Merchants Merger Proposal at the time of the meeting. Properly signed and returned proxy cards will also confer on the persons named as proxies the power to vote in the discretion of such persons as to any other matter which may properly come before the special meeting. The Board of Directors of First Merchants is unaware of any other matters that may be presented for action at the special meeting.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•

delivering to the Secretary of First Merchants prior to the special meeting a written notice of revocation addressed to David L. Ortega, First Merchants Corporation, 200 East Jackson Street, Muncie, Indiana 47305; or

•	delivering to First Merchants prior to the special meeting a properly completed proxy by Internet, telephone or proxy card having a later date; or

•

voting in person by ballot at the special meeting. If your shares are held in the name of your broker, bank or other nominee, and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you may vote your shares in person or by proxy at the special meeting.

Because approval of the First Merchants Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of First Merchants common stock, abstentions and broker non-votes will have the same effect as voting AGAINST approval of the First Merchants Merger Proposal. Accordingly, your Board of Directors urges all First Merchants shareholders to vote by proxy through the Internet, by telephone, or by completing, dating and signing the accompanying proxy and returning it promptly in the enclosed postage-paid envelope.

Solicitation of Proxies

First Merchants will bear the entire cost of soliciting proxies from First Merchants shareholders. In addition, First Merchants will bear the cost of printing and mailing this document. First Merchants will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of stock held by them and secure their voting instructions, if necessary. First Merchants will reimburse these banks, brokers and other record holders for their reasonable expenses. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of First Merchants, who will not be specially compensated for such soliciting. In addition, Morrow & Co., LLC has been engaged to assist with the solicitation of proxies and will receive fees estimated at $6,000 plus reimbursement of out-of-pocket expenses. First Merchants will also make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of these shares. First Merchants will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

In soliciting proxies, no one has any authority to make any representations and warranties about the merger or the Merger Agreement in addition to or contrary to the provisions stated in this document. No statement regarding the merger or the Merger Agreement should be relied upon except as expressly stated in this document.

Recommendation of the First Merchants Board of Directors

The First Merchants Board of Directors has unanimously approved the First Merchants Proposal. The Board believes that the merger is in the best interests of First Merchants and its shareholders. The Board unanimously recommends that the First Merchants shareholders vote “FOR” approval of the First Merchants Merger Proposal and “FOR” adjournment of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the Merger Agreement at the time of the meeting. See “THE MERGER—First Merchants’ Reasons for the Merger” and “THE MERGER—Recommendation of the First Merchants Board of Directors.”

Other Matters

The special meeting of First Merchants shareholders is called for the purposes set forth in the Notice to First Merchants shareholders included in this document. The Board of Directors of First Merchants is unaware of any other matter for action by shareholders at the special meeting other than the proposals related to the First Merchants Merger Proposal. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to the Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the management of First Merchants.

Beneficial Ownership of First Merchants Common Stock by Certain Shareholders

The following table shows, as of September 18, 2013, the number and percentage of shares of common stock held by First Merchants’ directors, executive officers, holders of more than five percent of First Merchants’ common stock, and directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the SEC, and information provided to us, except where otherwise noted. The number of shares beneficially owned by each individual is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose, including the ability to vote such shares at the special meeting. Under these rules, beneficial ownership includes any shares as to which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

BENEFICIAL OWNERSHIP OF FIRST MERCHANTS COMMON STOCK

BY CERTAIN SHAREHOLDERS

Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	2,377,914	(1)	8.17%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,077,162	(2)	7.14%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,869,486	(3)	6.42%

Directors and Named Executive Officers
Michael R. Becher	3,891	(4)	*
Roderick English	19,405	(5)	*
Jo Ann M. Gora	21,373	(6)	*
William L. Hoy	27,848	(7)	*
Gary J. Lehman	22,226	(8)	*
Michael C. Rechin	138,774	(9)	*
Charles E. Schalliol	44,813	(10)	*
Patrick A. Sherman	30,286	(11)	*
Terry L. Walker	51,041	(12)	*
Jean L. Wojtowicz	25,609	(13)	*
Robert R. Connors	49,672	(14)	*
Mark K. Hardwick	108,801	(15)	*
John J. Martin	26,247	(16)	*
Michael J. Stewart	48,385	(17)	*
Directors and Executive (Officers as a Group (16 persons)	671,806	(18)	2.33%

*	Percentage beneficially owned is less than 1% of the outstanding shares.
(1)	Based on a Schedule 13G filing with the SEC, Wellington Management Company, LLP is an investment advisor in accordance with Rule 13(d)-1(b)(1)(ii)(E) under the Exchange Act. Wellington Management Company, LLP shares voting and/or dispositive power over the shares.
(2)	Based on a Schedule 13G filing with the SEC, Dimensional Fund Advisors LP is an investment advisor in accordance with Rule 13(d)-1(b)(1)(ii)(E) under the Exchange Act. It furnishes investment advice to four investment companies registered under the Investment Advisors Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds.” In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an advisor or sub-advisor to certain Funds. In its role as investment advisor sub-advisor and/or manager, neither Dimensional Fund Advisors LP nor its subsidiaries (collectively, “Dimensional”) possess voting and/or investment power over the shares of First Merchants common stock held by the Funds, and may be deemed to be the beneficial owner of these shares under rules of the SEC. However, all of these shares are owned by the Funds. Dimensional disclaims beneficial ownership of such shares for any other purpose.
(3)

Based on a Schedule 13G filing with the SEC, BlackRock, Inc. is a parent holding company in accordance with Rule 13(d)-1(b)(1)(ii)(G) under the Exchange Act. It is the parent holding company of six subsidiaries, BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Advisors, LLC, and BlackRock Investment

Management, LLC, that are the beneficial owners and possess voting and investment power over these shares of First Merchants common stock.
(4)	Includes 1,991 restricted shares and 1,500 shares that he has the right to acquire by exercising vested options.
(5)	Includes 6,078 restricted shares and 10,628 shares that he has the right to acquire by exercising vested options.
(6)	Includes 6,078 restricted shares and 10,628 shares that she has the right to acquire by exercising vested options.
(7)	Includes 6,078 restricted shares, and 7,157 shares that he has the right to acquire by exercising vested options; 6,473 of the shares have been pledged as security for loans.
(8)	Includes 4,254 restricted shares and 3,000 shares that he has the right to acquire by exercising vested options.
(9)	Includes 42,325 restricted shares, 4,000 shares held jointly with his spouse, Debra Rechin, and 65,000 shares that he has the right to acquire by exercising vested options.
(10)	Includes 11,981 restricted shares and 10,628 shares that he has the right to acquire by exercising vested options.
(11)	Includes 7,064 restricted shares and 6,000 shares that he has the right to acquire by exercising vested options.
(12)	Includes 7,291 restricted shares, 30,157 shares held jointly with his spouse, Cheryl L. Walker, 551 shares held by his spouse and 8,314 shares that he has the right to acquire by exercising vested options.
(13)	Includes 7,949 restricted shares and 11,785 shares that she has the right to acquire by exercising vested options.
(14)	Includes 5,820 restricted shares, 3,568 shares held jointly with his spouse, Ann Connors, and 30,700 shares that he has the right to acquire by exercising vested options.
(15)	Includes 31,254 restricted shares, 401 shares held by his spouse, Catherine Hardwick, and 47,000 shares that he has the right to acquire by exercising vested options.
(16)	Includes 15,266 restricted shares and 5,000 shares that he has the right to acquire by exercising vested options.
(17)	Includes 31,102 restricted shares and 14,000 shares that he has the right to acquire by exercising vested options.
(18)	Includes 197,075 restricted shares and 257,690 shares that the directors and executive officers as a group have the right to acquire by exercising vested options.

FIRST MERCHANTS MERGER-RELATED PROPOSALS

PROPOSAL NO. 1

FIRST MERCHANTS MERGER PROPOSAL

First Merchants is asking its shareholders to approve the First Merchants Merger Proposal. Holders of First Merchants common stock should read this joint proxy statement-prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the merger. A copy of the Merger Agreement is attached to this joint proxy statement-prospectus as Annex A.

After careful consideration, the First Merchants Board of Directors approved the First Merchants Merger Proposal and declared it to be advisable and in the best interest of First Merchants and the shareholders of First Merchants. See “THE MERGER—First Merchants’ Reasons for the Merger” and “THE MERGER—Recommendation of the First Merchants Board of Directors” included elsewhere in this joint proxy statement-prospectus for a more detailed discussion of the First Merchants Board of Directors’ recommendation.

The First Merchants Board of Directors unanimously recommends a vote “FOR” the First Merchants Merger Proposal.

PROPOSAL NO. 2

FIRST MERCHANTS ADJOURNMENT PROPOSAL

The First Merchants special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the First Merchants special meeting to approve the First Merchants Merger Proposal (the “First Merchants Adjournment Proposal”).

If, at the First Merchants special meeting, the number of shares of First Merchants common stock present or represented and voting in favor of the First Merchants Merger Proposal is insufficient to approve the First Merchants Merger Proposal, First Merchants intends to move to adjourn the First Merchants special meeting in order to enable the First Merchants Board of Directors to solicit additional proxies for approval of the First Merchants Merger Proposal. In that event, First Merchants will ask its shareholders to vote upon the First Merchants Adjournment Proposal, but not the First Merchants Merger Proposal.

In this proposal, First Merchants is asking its shareholders to authorize the holder of any proxy solicited by the First Merchants Board of Directors on a discretionary basis to vote in favor of adjourning the First Merchants special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from First Merchants shareholders who have previously voted.

The First Merchants Board of Directors unanimously recommends a vote “FOR” the First Merchants Adjournment Proposal.

THE MERGER

At the special meetings, the shareholders of First Merchants and CFS will consider and vote upon approval of the Agreement of Reorganization and Merger dated May 13, 2013, between First Merchants and CFS (the Merger Agreement). The following summary highlights certain information about the merger. To understand the merger, you should read carefully this entire joint proxy statement-prospectus, including the Merger Agreement, which is attached to this document as Annex A.

Description of the Merger

Under the terms of the Merger Agreement unanimously approved by each of the CFS and First Merchants Board of Directors, CFS will merge with First Merchants and the separate corporate existence of CFS will cease. Immediately following the merger, Citizens Financial Bank will merge with and into First Merchants Bank and Citizens Financial Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the merger, will be the Articles of Incorporation and Bylaws of First Merchants after the merger.

Exchange of CFS Common Stock

As of the effective date of the merger, each CFS shareholder will be entitled to receive, for each outstanding share of CFS common stock held (including all restricted shares issued under CFS’ equity compensation plans) 0.65 shares of First Merchants common stock. First Merchants will not issue fractional shares of First Merchants common stock to CFS shareholders. Each CFS shareholder who otherwise would be entitled to a fractional interest in a First Merchants share as a result of the exchange ratio will be paid a cash amount for the fractional interest.

Effect of the Merger on First Merchants Shareholders

The approval of the First Merchants shareholders of the merger is required in order to complete the merger. However, First Merchants shareholders will not be entitled to exchange their shares for any consideration as a result of the merger. After the merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the merger.

Background of the Merger

As part of its ongoing Board discussions and strategic planning sessions, CFS’ Board of Directors and management have from time to time discussed potential strategic opportunities and alternatives, including possible combinations with other financial institutions through potential acquisitions, mergers-of-equals or a sale to a larger institution. In recent years, as part of its annual budget planning and business plan preparation, the CFS Board of Directors and management noted the negative impact that the struggling economy, modest loan growth, increased regulation and robust competition for customers and employees was having on CFS’ ability to achieve its business objectives.

In the fall of 2012, the Board of Directors discussed a number of strategic alternatives for CFS. The Board decided to engage River Branch Capital LLC (“River Branch”) to provide CFS with advice regarding the availability and advisability of various strategic alternatives. CFS formally engaged River Branch on November 1, 2012. After discussions between the Board of Directors and River Branch regarding various strategic opportunities and alternatives, the Board asked River Branch to contact certain financial institutions to determine interest in a possible transaction. As a result, in late 2012 and early 2013, River Branch initiated contact with 12 Midwestern-based financial institutions to gauge interest in a potential business combination transaction with CFS.

Between December 31, 2012 and January 11, 2013, five financial institutions signed non-disclosure agreements with CFS, and during January and February 2013, these companies conducted preliminary due diligence, including a review of CFS’ loan portfolio, and held discussions with representatives of River Branch regarding CFS.

On February 21, 2013, a representative from River Branch initiated contact with Michael C. Rechin, President and Chief Executive Officer of First Merchants, to determine First Merchants’ interest in a possible transaction with CFS. On February 22, 2013, First Merchants signed a non-disclosure agreement and began its due diligence.

On March 4, 2013, as part of First Merchants’ due diligence review, Mr. Rechin and Daryl Pomranke, President and Chief Executive Officer of CFS, met in person to discuss a potential merger, including cultural and strategic issues at each of their respective companies. After this meeting, First Merchants continued its due diligence review of CFS.

On March 6, 2013, senior executive officers of CFS and representatives of River Branch met with numerous senior executive officers of a financial institution, referred to herein as “Bank A,” at Bank A’s corporate headquarters.

On March 8, 2013, CFS received a non-binding letter of intent (“LOI”) from a financial institution, referred to herein as “Bank B.”

On March 12, 2013, the First Merchants Board of Directors held a meeting to consider, based on presentations from First Merchants’ management, the status of a potential business combination transaction with CFS. First Merchants’ management further reviewed for the First Merchants Board of Directors the background of discussions with CFS and the progress of negotiations, and reported on First Merchants’ preliminary due diligence investigations. Following questions and discussions among those in attendance, First Merchants’ Board of Directors authorized First Merchants’ management to continue negotiations with CFS including presenting an indication of interest.

On March 13, 2013, CFS received a LOI from First Merchants. On March 19, 2013, the Bank received a LOI from Bank A. Also, another financial institution, referred to herein as “Bank C,” actively conducted due diligence on CFS, including a preliminary review of CFS’ loan portfolio. Representatives of River Branch and CFS met with Bank C’s Chief Executive Officer, Chief Financial Officer and Chief Credit Officer at River Branch’s offices on March 13, 2013. On March 15, 2013, representatives of CFS, River Branch and Bank C had a follow-up conference call to discuss credit matters. On March 21, 2013, after completing its due diligence, Bank C informed River Branch that it decided that it would not submit a LOI.

The LOIs received from First Merchants, Bank A and Bank B contained a range of offers to acquire CFS, with the initial bid submitted by First Merchants being the highest among the three initial offers and reflected an implied price per share of CFS common stock at the time the LOI was initially submitted of $9.94 based on a proposed fixed exchange ratio and the then-current price of First Merchants’ common stock. Bank B provided a range for the possible purchase price based on a fixed, average price exchange ratio. Bank A offered a specific purchase price based on a fixed exchange ratio. Each of Bank A, Bank B and First Merchants expressed an interest in retaining certain members of the CFS management team as part of a combined company post-closing.

River Branch and CFS’ management then analyzed all three competitive LOIs and the terms thereof. On March 25, 2013, the Board of Directors of CFS met to discuss the terms of each LOI, which included a discussion of each LOI with River Branch, including the LOI from First Merchants. Representatives of CFS’ outside counsel, Vedder Price P.C. (“Vedder Price”) also attended this meeting and discussed the legal issues raised by each of the LOIs.

On March 28, 2013, Bank B contacted River Branch suggesting that it may increase its offer price range, subject to further due diligence. Previously, Bank B had proposed the lowest offer dollar amount among the three institutions that submitted LOIs. Subsequently, Mr. Pomranke, Dale S. Clapp, Executive Vice President—Sales Management of Citizens Financial Bank, and Jerry A. Weberling, CFS’ Executive Vice President and Chief Financial Officer, and representatives of River Branch met with senior executive officers of Bank B at River Branch’s offices on April 11, 2013 to discuss the strategy and benefits of a proposed transaction, geographic footprint of a combined company and other potential merger-related cultural issues. Following further due diligence, Bank B ultimately declined to submit a revised LOI.

Additionally, on March 29, 2013, Mr. Pomranke met with the Chief Executive Officer of Bank A to discuss a potential transaction. Bank A continued its due diligence review during the week of April 1, 2013.

On April 1, 2013, representatives from River Branch met with Mr. Rechin and Mark K. Hardwick, First Merchants’ Executive Vice President and Chief Financial Officer, to discuss First Merchants’ initial LOI. They discussed a variety of topics, including reverse due diligence matters, the assumptions on which First Merchants’ initial bid was based, and First Merchants’ earnings outlook, credit performance and stock price valuation. On April 11, 2013, Mr. Pomranke and Mr. Rechin met in person to discuss the terms and conditions of a possible merger transaction. There was also significant discussion regarding CFS and how the two companies might complement each other and create value for First Merchants’ and CFS’ shareholders.

On April 9, 2013, the First Merchants Board of Directors held another meeting to consider, based on presentations from First Merchants’ management, the status of a potential business combination transaction with CFS. First Merchants’ management further reviewed for the First Merchants Board of Directors the continuing discussions with CFS and the progress of negotiations, and reported on First Merchants’ continuing due diligence investigations of CFS. Following questions and discussions among those in attendance, First Merchants’ Board of Directors authorized First Merchants’ management to complete negotiations with CFS, engage Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) as its financial advisor for the transaction and finalize definitive documentation regarding the potential transaction. On April 15, 2013, First Merchants engaged Sandler O’Neill, to act as its financial advisor in connection with a possible transaction with CFS.

Representatives of River Branch continued to hold discussions with Bank A, and on April 12, 2013, Mr. Clapp and Daniel J. Zimmer, Senior Vice President and Senior Credit Officer of Citizens Financial Bank, met in Chicago with senior officers of Bank A to discuss certain potential merger-related issues, including credit administration, integration and cultural matters. Subsequently, on April 16, 2013, CFS received a revised LOI from Bank A.

CFS received a revised LOI from First Merchants on April 16, 2013, which proposed a stock-for-stock transaction based on a proposed fixed exchange ratio, which resulted in an implied price per share of CFS common stock of $9.70 based on First Merchants’ closing stock price on April 15, 2013. It also contemplated the retention of certain members of CFS’ and Citizens Financial Bank’s senior management with the combined company post-closing. After receiving the updated LOI from First Merchants, River Branch had a conference call with representatives from First Merchants to discuss the updated terms contained in the LOI.

After CFS received the revised LOIs from First Merchants and Bank A, River Branch prepared a summary of each of the two revised LOIs for the CFS Board. The bid submitted by First Merchants at this stage was the highest among the two remaining offers.

On April 17, 2013, the CFS Board of Directors met and discussed the terms of each of the revised LOIs. Also, Mr. Pomranke updated the Board regarding his recent meeting and discussions with Mr. Rechin. Representatives from River Branch and Vedder Price were present at the meeting. During the meeting, representatives from River Branch discussed the material terms contained in each of the recently received revised LOIs and provided a status update regarding the ongoing discussions with the two remaining potential bidders. Representatives from Vedder Price then discussed the relevant legal issues arising in connection with the LOIs. The Board then proceeded to discuss, among other things, a comparison of indicative pricing and key valuation metrics, estimated transaction accretion and dilution, key LOI terms, process timing, and future prospects for both First Merchants and Bank A. Upon conclusion of the discussion, the Board determined that the First Merchants proposal was superior and the directors present unanimously determined that it was in the best interests of CFS’ shareholders, depositors and employees to authorize management and River Branch to negotiate a definitive merger agreement with First Merchants.

Following the April 17, 2013 Board meeting, CFS’ management team, along with representatives from River Branch and Vedder Price, began negotiating the terms of a proposed merger with First Merchants and its financial and legal advisors. In addition, shortly after the April 17, 2013 Board meeting, CFS began the process of conducting its reverse due diligence on First Merchants.

On April 24, 2013, First Merchants provided an initial draft of a definitive merger agreement pursuant to which CFS would merge with and into First Merchants. Subsequently, CFS and its advisors reviewed and revised this draft agreement, and during the next few weeks the parties engaged in ongoing negotiations of the definitive agreement and related ancillary documents.

On April 28, 2013, Mark Hardwick, the Chief Financial Officer of First Merchants, met with representatives of River Branch and Mr. Pomranke at River Branch’s Chicago offices so that CFS and River Branch could conduct reverse due diligence. Mr. Rechin participated in the discussions via conference call. They discussed a variety of topics including a review of First Merchants’ business units, its long term strategic operating, financial and capital plans and credit performance

On May 1, 2013, based on the negotiations between the parties, CFS provided an updated draft of the definitive agreement to First Merchants. CFS’ Board of Directors then held a meeting on May 3, 2013, at which representatives of River Branch and Vedder Price were present, to discuss the May 1, 2013 draft of the definitive agreement and related documents. During the meeting, Vedder Price made a presentation to the Board of Directors regarding the material terms of the definitive agreement and the material open issues. Additionally, River Branch provided the Board with an update on the negotiation of the financial terms of the transaction with First Merchants, including the proposed final exchange ratio of 0.65 shares of First Merchants common stock for each share of CFS common stock. The Board of Directors then discussed the current draft definitive agreement and the material terms of the transaction. After discussing the terms of the proposed transaction, the Board asked CFS management, along with River Branch and Vedder Price, to continue to negotiate the terms of the proposed transaction.

Following the May 3, 2013 Board meeting, CFS’ management team, in conjunction with River Branch and Vedder Price, continued to negotiate the terms of the definitive agreement and ancillary agreements with First Merchants and its advisors. The parties exchanged revised drafts of the definitive agreement and ancillary agreements following the May 3, 2013 Board meeting.

On May 9, 2013, the First Merchants Board of Directors held another meeting to consider the proposed merger of CFS with and into First Merchants in accordance with the terms of the draft Agreement of Reorganization and Merger. The Board considered presentations from First Merchants’ management and Sandler O’Neill regarding the key terms of the merger agreement and the strategic and financial rationales for the proposed merger. First Merchants’ management also reported on First Merchants’ due diligence investigations of CFS. Representatives of Sandler O’Neill reviewed with the First Merchants Board of Directors additional information, including financial information regarding First Merchants, CFS and the transaction and its financial analysis of the exchange ratio. Sandler O’Neill delivered an oral opinion (which was subsequently confirmed in writing) to the effect that, as of May 8, 2013 and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to First Merchants. First Merchants’ management and Sandler O’Neill also responded to questions from the Directors throughout the meeting and there were discussions among the Directors and management. Following these discussions, and review and discussion among the members of the First Merchants Board of Directors, including consideration of the factors described under “First Merchants’ Reasons for the Merger” below, the First Merchants Board of Directors determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Merchants and its shareholders, and the Directors voted unanimously to approve and adopt the Merger Agreement and the transactions contemplated thereby and recommended that First Merchants shareholders approve the First Merchants Merger Proposal.

On May 10, 2013, the CFS Board of Directors held another meeting to discuss the proposed transaction with First Merchants and to review and discuss the draft transaction documents with CFS’ financial and legal advisors. A representative from Vedder Price provided the Board with a presentation regarding the Board’s fiduciary duties and the terms of the proposed transaction, including, among other things, the amount and form of consideration (including the exchange ratio), the treatment of CFS’ currently outstanding stock options, the effect on CFS’ pension plan and existing employment and change-in-control agreements, the proposed post-merger employment and retention agreements with First Merchants, employee severance matters, directors’ and officers’ insurance, representations and warranties, closing conditions, no shop and fiduciary out provisions, termination rights, termination dates and “break-up” fees.

After Vedder Price’s presentation and discussion, River Branch described for the Board its fairness opinion issuance process, its analysis of the proposed exchange ratio and how River Branch made its determination with respect thereto. River Branch informed the CFS Board of Directors that, based on the terms of the transaction as proposed and discussed, it was prepared to give its oral opinion (which was subsequently confirmed in writing) that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, River Branch’s representatives’ experience as investment bankers, River Branch’s work as described in such opinion and other factors River Branch deemed relevant, as of May 10, 2013, the exchange ratio set forth in the Merger Agreement was fair, from a financial point of view, to the holders of CFS’ common stock.

Following the presentations by Vedder Price and River Branch, the Board engaged in discussions regarding the Merger Agreement and the transactions contemplated thereby. The Board asked the representatives of River Branch and Vedder Price a number of questions regarding the terms and conditions of the proposed transaction. The Board of Directors then discussed the material terms of the definitive Merger Agreement, Voting Agreement and Bank Merger Agreement. During its discussion, the Board noted that the Merger Agreement, as presented to the Board, provided that shareholders of CFS would have the right to receive 0.65 shares of First Merchants common stock for each share of CFS common stock owned and that, based on the closing price of First Merchants’ common stock on May 9, 2013 of $16.25, the transaction value would be approximately $115.5 million, with an implied price per share of CFS common stock of $10.56.

After an extensive discussion of all of the material terms of the proposed transaction with First Merchants, including consideration of the factors described under “CFS’ Reasons for the Merger” below, the CFS Board of Directors determined that the proposed merger was advisable and in the best interests of CFS and its shareholders, and unanimously approved entering into the Merger Agreement with First Merchants, and recommended that CFS’ shareholders approve and adopt the CFS Merger Proposal.

The parties executed the definitive transaction documents on May 13, 2013, and publicly announced the transaction by joint press release on May 13, 2013.

First Merchants’ Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, and to recommend that its shareholders approve the First Merchants Merger Proposal, the First Merchants Board of Directors consulted with First Merchants management, as well as Sandler O’Neill, and considered a number of factors, including the following material factors:

•

each of First Merchants’ and CFS’ business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the First Merchants Board of Directors considered that the merger (1) will expand First Merchants’ business into adjacent yet new demographically attractive markets in and around Northwest Indiana; (2) will increase First Merchants’ core deposit base, an important funding source; (3) will provide First Merchants with an experienced management team and quality bank branches in and around Northwest Indiana; and (4) will provide First Merchants with the opportunity to sell First Merchants’ broad array of products to CFS’ client base;

•

its understanding of the current and prospective environment in which First Merchants and CFS operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on First Merchants both with and without the proposed transaction;

•

management’s expectation regarding cost synergies, accretion and internal rate of return, including the expectation that First Merchants will realize cost savings of 30%, or approximately $11.5 million, that the transaction is expected to be accretive to earnings beginning in 2014, that the tangible book value will be earned back within three years, and that the transaction will have a minimal impact to capital ratios;

•	its review and discussions with First Merchants’ management concerning the due diligence examination of CFS;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•

the written opinion of Sandler O’Neill, First Merchants’ financial advisor, dated as of May 8, 2013, delivered to the First Merchants Board of Directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the Merger Agreement was fair, from a financial point of view, to First Merchants;

•

the financial and other terms of the Merger Agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating CFS’ business, operations and workforce with those of First Merchants;

•	the potential risk of diverting management attention and resources from the operation of First Merchants’ business towards the completion of the merger; and

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the First Merchants Board of Directors is not intended to be exhaustive, but includes the material factors considered by the First Merchants Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors did not quantify or assign any relative weights to the factors considered, and individual Directors may have given different weights to different factors. The First Merchants Board of Directors considered all these factors as a whole, including discussions with, and questioning of, First Merchants’ management and First Merchants’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the First Merchants Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of First Merchants and its shareholders, and unanimously adopted and approved the First Merchants Merger Proposal.

Opinion of First Merchants’ Financial Advisor

By letter dated April 15, 2013, First Merchants retained Sandler O’Neill to act as its financial advisor and to issue a fairness opinion to First Merchants’ Board of Directors in connection with the Board’s consideration of a possible business combination with CFS. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill provided a fairness opinion to the First Merchants Board of Directors in connection with the proposed transaction. At the May 9, 2013 meeting at which the First Merchants Board of Directors considered and approved the Merger Agreement, Sandler O’Neill delivered to the Board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the exchange ratio provided in the Merger Agreement was fair to First Merchants from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex C to this joint proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of First Merchants common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to First Merchants’ Board and is directed only to the fairness of the exchange ratio to First Merchants from a financial point of view. It does not address the underlying business decision of First Merchants to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of First Merchants common stock as to how such holder of First Merchants common stock should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion dated May 8, 2013, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the Merger Agreement, dated May 8, 2013;

•	certain publicly available financial statements and other historical financial information of First Merchants that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of CFS that Sandler O’Neill deemed relevant;

•	internal financial projections for First Merchants for the years ending December 31, 2013 through 2017 as provided by and discussed with senior management of First Merchants;

•

internal financial projections for CFS for the years ending December 31, 2013 as provided by senior management of CFS and as adjusted by senior management of First Merchants and estimated growth rates for the years thereafter as discussed with senior management of First Merchants;

•

the pro forma financial impact of the merger on First Merchants based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of First Merchants;

•	the relative contributions of assets, liabilities, equity and earnings of First Merchants and CFS to the resulting institution;

•	a comparison of certain financial information for First Merchants and CFS with similar institutions for which publicly available information is available;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of First Merchants the independent business, financial condition, results of operations and prospects of First Merchants respectively.

In performing its reviews, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by First Merchants and CFS or their respective representatives or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of the respective managements of First Merchants and CFS that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake an independent verification of any of such information and Sandler O’Neill assumes no responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Merchants or CFS or any of their respective subsidiaries. Sandler O’Neill did not render an opinion or evaluation on the collectability of any assets or the future performance of any loans of First Merchants and CFS. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of First Merchants or CFS, or the combined entity after the merger and Sandler O’Neill did not review any individual credit files relating to First Merchants or CFS. Sandler O’Neill assumed that the respective allowances for loan losses for both First Merchants and CFS, together with the assumed purchase accounting adjustments made by First Merchants’ with respect to CFS, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for First Merchants as provided by senior management of First Merchants and internal financial projections and an estimated long term growth rate for CFS as discussed with the senior management of First Merchants. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of First Merchants. With respect to those projections, estimates and judgments, the management of First Merchants confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of the respective managements of the respective future financial performance of First Merchants and

CFS and we assumed that such performance would be achieved. Sandler O’Neill expresses no opinion as to such estimates or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in First Merchants’ and CFS’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill also assumed in all respects material to its analysis that First Merchants and CFS would remain as going concerns for all periods relevant to Sandler O’Neill’s analyses, that all of the representations and warranties contained in the Merger Agreement are true and correct in all material respects, that each party to the Merger Agreement will perform in all material respects all of the covenants required to be performed by such party under the Merger Agreement and that the conditions precedent in the Merger Agreement are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, Sandler O’Neill has relied upon the advice First Merchants has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Merger Agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date thereof could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

In rendering its fairness opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to First Merchants or CFS and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of First Merchants and CFS and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Merchants, CFS and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the First Merchants Board of Directors at the Board of Directors’ May 9, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of First Merchants common stock or CFS common stock or the prices at which First Merchants common stock or CFS common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by First Merchants’ Board of Directors in making its determination to approve of First Merchants’ entry into the Merger Agreement and the analyses described below should not be viewed as determinative of the decision First Merchants’ Board of Directors or management with respect to the fairness of the merger.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the Merger Agreement, CFS stockholders will be converted into the right to receive consideration consisting of 0.65 shares of First Merchants common stock for each CFS common share, and any outstanding options to acquire CFS common stock at the time of the merger will automatically vest and be converted to the right to acquire shares of First Merchants common stock on the same terms and conditions as were applicable under the CFS option plan. Based upon the $16.34 closing price for First Merchants common stock as of May 6, 2013, Sandler O’Neill calculated merger consideration of $116.6 million¹ or $10.62 per CFS share. Based upon financial information as or for the twelve month period ended March 31, 2013 and First Merchants’ closing stock price as of May 6, 2013, Sandler O’Neill calculated the following transaction ratios:

	Implied Transaction Multiple		Nationwide Transactions [6]		Midwest Transactions[7]
Price / Book Value Per Share:	103%		111%		97%
Price / Tangible Book Value Per Share:	103%		111%		99%
Price / Last Twelve Months’ Earnings Per Share:	20.0	x	21.8	x	24.2	x
Price / Estimated 2013 Earnings Per Share²:	19.7	x	—		—
Core Deposit Premium³:	0.6%		2.2%		(0.1%)
Market Premium[4]:	15%		42%		47%
Pre-Public Market Premium[5]:	30%		—		—

1	Based on 10,898,168 common shares outstanding plus $850 thousand attributable to the value of CFS options outstanding
2	Based on First Merchants management guidance
3	Tangible book premium to core deposits = (Deal Value—Tangible Common Equity) / (Core Deposits)
4	Based on closing price as of May 6, 2013
5	Based on closing price as of April 10, 2013, prior to Crain’s Chicago Business’ report of CFS’ rumored sale was published
6	Nationwide bank and thrift transactions since January 1, 2011 with deal value greater than $50 million, tangible common equity to tangible assets greater than 6.00% and NPAs to assets greater than 3.00%
7	Midwest bank and thrift transactions since January 1, 2011 with deal value greater than $10 million, tangible common equity to tangible assets greater than 6.00% and NPAs to assets greater than 3.00%

First Merchants—Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for First Merchants and a group of financial institutions as selected by Sandler O’Neill. The First Merchants peer group consisted of NASDAQ or NYSE-traded banks headquartered in the Midwest with assets as of the most recently reported period between $3 billion and $10 billion. The group excluded thrifts, merger targets and niche-focused banks.

1st Source Corp.	Great Southern Bancorp Inc.
Chemical Financial Corp.	Heartland Financial USA Inc.
Community Trust Bancorp Inc.	MB Financial Inc.
Enterprise Financial Services	Old National Bancorp
First Busey Corp.	Park National Corp.
First Financial Bancorp.	Republican Bancorp Inc.
First Midwest Bancorp Inc.	Taylor Capital Group Inc.

The analysis compared publicly available financial information for First Merchants and the mean and median financial and market trading data for the First Merchants peer group as of or for the most recently reported period with pricing data as of May 6, 2013. The table below sets forth the data for First Merchants and the mean and median data for the First Merchants peer group.

Financial data as of or for the twelve months ended March 31, 2013

Market data as of May 6, 2013

Selected Midwest Publicly Traded Banks with Total Assets $3.0 Billion - $10.0 Billion

			Balance Sheet		Capital Adequacy			LTM Profitability				Asset Quality			Valuation
	City, State	Ticker	Total Assets ($mm)	Loans / Deposits (%)	TCE / TA (%)	Tier 1 Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	LLR / Loans (%)	NPAs / Assets (1) (%)	NCOs / Avg. Loans (%)	Price /			Market Cap. ($mm)
Company															TBV (%)	LTM EPS (x)	2013 E EPS (x)
Old National Bancorp	Evansville, IN	ONB	9,674	72.3	8.96	8.71	15.14	1.49	12.02	4.18	66.7	1.04	1.62	0.11	152.1	13.0	12.6	1,269
MB Financial Inc.	Chicago, IL	MBFI	9,386	76.6	9.42	10.74	16.22	1.00	7.53	3.66	63.4	2.13	1.56	(0.07)	166.2	14.8	13.9	1,400
First Midwest Bancorp Inc.	Itasca, IL	FMBI	8,056	81.2	8.66	8.75	12.05	0.81	6.59	3.82	66.2	1.82	1.75	3.01	143.7	NM	14.6	967
Park National Corp.	Newark, OH	PRK	6,747	90.2	8.71	9.26	16.01	0.72	4.53	3.75	61.5	1.24	2.80	0.72	182.8	16.1	13.9	1,063
First Financial Bancorp.	Cincinnati, OH	FFBC	6,349	81.7	9.51	10.00	17.15	1.02	8.98	4.26	58.4	2.37	1.21	0.65	147.5	14.0	14.8	896
Chemical Financial Corp.	Midland, MI	CHFC	5,991	83.6	8.08	8.80	13.30	0.93	8.74	3.70	59.9	1.97	1.89	0.53	145.4	13.3	13.0	688
Taylor Capital Group Inc.	Rosemont, IL	TAYC	5,770	84.9	6.40	10.91	16.50	1.33	14.45	3.22	62.5	2.11	1.71	0.39	114.3	7.3	8.5	422
Heartland Financial USA Inc.	Dubuque, IA	HTLF	4,901	72.8	6.09	9.84	15.35	1.07	12.71	3.82	73.7	1.30	1.41	0.28	148.3	9.4	10.7	439
1st Source Corp.	South Bend, IN	SRCE	4,558	91.6	10.76	11.73	15.73	1.11	9.09	3.65	63.8	2.48	1.06	0.08	120.6	11.7	—	580
Great Southern Bancorp Inc.	Springfield, MO	GSBC	4,037	73.8	7.75	9.60	17.00	1.23	13.65	4.71	56.5	1.69	1.84	2.03	115.5	7.4	13.0	361
Community Trust Bancorp Inc.	Pikeville, KY	CTBI	3,672	87.4	9.44	10.86	16.58	1.23	11.29	3.97	54.3	1.30	2.15	0.38	161.8	12.2	12.0	551
First Busey Corp.	Champaign, IL	BUSE	3,648	68.3	8.53	11.30	18.63	0.60	5.12	3.17	68.6	2.32	0.71	0.96	122.8	20.8	16.6	379
Republic Bancorp Inc.	Louisville, KY	RBCAA	3,401	125.4	15.69	16.36	25.28	1.48	9.33	3.58	67.0	0.90	1.16	0.13	85.9	9.1	13.1	457
Enterprise Financial Services	Clayton, MO	EFSC	3,124	90.9	6.69	8.83	12.98	1.00	12.79	5.12	52.3	2.02	1.26	0.70	128.5	9.2	9.2	265

High			9,674	125.4	15.69	16.36	25.28	1.49	14.45	5.12	73.7	2.48	2.80	3.01	182.8	20.8	16.6	1,400
Low			3,124	68.3	6.09	8.71	12.05	0.60	4.53	3.17	52.3	0.90	0.71	(0.07)	85.9	7.3	8.5	265
Mean			5,665	84.3	8.91	10.41	16.28	1.07	9.65	3.90	62.5	1.76	1.58	0.71	138.2	12.2	12.8	696
Median			5,335	82.6	8.69	9.92	16.12	1.02	9.09	3.78	63.0	1.90	1.59	0.46	144.5	12.2	13.0	565

First Merchants			4,253	87.0	7.83	11.00	15.91	1.00	7.90	4.16	63.6	2.36	1.43	0.62	146.4	12.3	12.4	470

CFS—Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for CFS and a group of financial institutions as selected by Sandler O’Neill. The CFS peer group consisted of NASDAQ or NYSE-traded banks headquartered in the Midwest with assets as of the most recently reported period between $500 million and $2 billion, non-performing assets to total assets ratio greater than 3.0% and tangible common equity to tangible assets ratio greater than 6.0%. The group excluded merger targets and niche-focused banks.

Camco Financial Corp.	Macatawa Bank Corp.
Farmers Capital Bank Corp.	MBT Financial Corp.
First Clover Leaf Financial Corp.	NASB Financial Inc.
Guaranty Federal Bancshares Inc.	United Bancshares Inc.
Hawthorn Bancshares Inc.	United Community Financial Corp.

The analysis compared publicly available financial information for CFS and the mean and median financial and market trading data for the CFS peer group as of or for the most recently reported period with pricing data as of May 6, 2013. The table below sets forth the data for CFS and the mean and median data for the CFS peer group.

Financial data as of or for the twelve months ended March 31, 2013

Market data as of May 6, 2013

Selected Midwest Publicly Traded Banks and Thrifts with Total Assets $500 Million - $2.0 Billion, NPAs / Assets > 3.0%, and TCE / TA > 6.0%

			Balance Sheet		Capital Adequacy			LTM Profitability				Asset Quality			Valuation
	City, State	Ticker	Total Assets ($mm)	Loans / Deposits (%)	TCE / TA (%)	Tier 1 Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	LLR / Loans (%)	NPAs / Assets (2) (%)	NCOs / Avg. Loans (%)	Price /			Market Cap. ($mm)
Company															TBV (%)	LTM EPS (x)	2013 E EPS (x)
United Community Finl Corp. (1)	Youngstown, OH	UCFC	1,808	74.4	9.43	—	16.21	NM	NM	3.26	82.4	1.92	3.66	1.74	78.8	NM	14.3	161
Farmers Capital Bank Corp.	Frankfort, KY	FFKT	1,795	73.0	7.80	11.24	19.53	0.68	7.56	3.27	70.2	2.31	4.30	0.45	105.4	13.5	11.3	144
Macatawa Bank Corp.	Holland, MI	MCBC	1,507	85.4	6.64	10.45	15.35	2.23	29.82	3.45	74.7	2.23	4.36	0.16	150.4	4.5	32.2	150
MBT Financial Corp.	Monroe, MI	MBTF	1,286	57.9	6.59	6.43	11.53	0.68	10.57	2.97	71.9	2.90	3.89	1.42	83.9	8.4	—	72
NASB Financial Inc. (1)	Grandview, MO	NASB	1,253	82.6	14.20	—	—	1.77	13.10	3.96	60.8	3.14	6.17	3.61	100.8	8.3	11.6	179
Hawthorn Bancshares Inc. (1)	Jefferson City, MO	HWBK	1,182	85.2	6.27	10.37	16.83	0.24	2.93	3.84	68.6	1.75	4.63	0.93	76.0	NM	—	56
Camco Financial Corp.	Cambridge, OH	CAFI	763	88.6	7.95	8.43	13.04	0.55	8.19	3.32	85.3	2.06	3.95	0.46	79.6	8.3	10.6	48
Guaranty Federal Bcshs Inc.	Springfield, MO	GFED	650	91.6	6.09	9.91	14.50	0.32	3.96	3.40	64.9	1.76	3.01	1.74	68.4	29.1	—	27
First Clover Leaf Fin Corp. (1)	Edwardsville, IL	FCLF	601	87.1	11.27	—	19.25	0.74	5.17	3.39	57.8	1.48	3.03	0.85	92.1	15.4	—	60
United Bancshares Inc.	Columbus Grove, OH	UBOH	569	63.8	9.92	11.20	17.59	0.81	7.26	3.39	72.0	1.97	3.09	0.52	75.7	9.2	—	42

High			1,808	91.6	14.20	11.24	19.53	2.23	29.82	3.96	85.3	3.14	6.17	3.61	150.4	29.1	32.2	179
Low			569	57.9	6.09	6.43	11.53	NM	NM	2.97	57.8	1.48	3.01	0.16	68.4	4.5	10.6	27
Mean			1,141	78.9	8.62	9.72	15.98	0.72	6.77	3.43	70.9	2.15	4.01	1.19	91.1	12.1	16.0	94
Median			1,217	83.9	7.88	10.37	16.21	0.80	8.02	3.39	71.1	2.02	3.92	0.89	81.7	8.8	11.6	66

CFS			1,146	68.2	9.84	—	14.86	0.50	5.27	3.37	73.7	1.81	4.25	0.49	89.5	17.5	—	101

¹	Financial data as of or for the twelve months ended December 31, 2012

First Merchants—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of First Merchants common stock for the one-year period ended May 6, 2013. Sandler O’Neill then compared the relationship between the movements in the price of First Merchants’ common stock against the movements in the prices of First Merchants’ peer group (as described on page 49) and NASDAQ Bank Index.

First Merchants’ One-Year Stock Performance

	Beginning Index Value May 4, 2012	Ending Index Value May 6, 2013
First Merchants	100.0%	131.0%
First Merchants Peer Group	100.0%	109.1%
NASDAQ Bank Index	100.0%	116.6%

CFS—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of CFS common stock for the one-year period ended May 6, 2013. Sandler O’Neill then compared the relationship between the movements in the price of CFS common stock against the movements in the prices of CFS’ peer group (as described on page 50) and NASDAQ Bank Index.

CFS’s One Year Stock Performance

	Beginning Index Value May 4, 2012	Ending Index Value May 6, 2013
CFS	100.0%	174.7%
CFS Peer Group	100.0%	167.8%
NASDAQ Bank Index	100.0%	116.6%

First Merchants—Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the net present value per share of First Merchants common stock under various circumstances. Sandler O’Neill based the analysis on First Merchants’ projected earnings stream as derived from the internal financial projections provided by First Merchants management for the years ending December 31, 2013 through 2017.

To approximate the terminal value of First Merchants common stock at December 31, 2017, Sandler O’Neill applied price to earnings multiples ranging from 8.0x to 18.0x and multiples of tangible book value ranging from 100% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders for prospective buyers of First Merchants’ common stock.

During the First Merchants Board of Directors’ meeting on May 9, 2013, Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of First Merchants common stock of $7.78 to $20.44 when applying multiples of earnings to the applicable amounts indicated in the First Merchants projections and $9.72 to $23.13 when applying multiples of tangible book value to the applicable amounts indicated in the First Merchants projections.

Earnings Per Share Multiples

Discount Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
9.00%	$9.65	$11.81	$13.97	$16.13	$18.29	$20.44
10.00%	$9.24	$11.30	$13.36	$15.42	$17.49	$19.55
11.00%	$8.84	$10.81	$12.79	$14.76	$16.73	$18.70
11.58%	$8.62	$10.55	$12.47	$14.39	$16.31	$18.23
12.00%	$8.47	$10.36	$12.24	$14.13	$16.01	$17.90
13.00%	$8.47	$9.92	$11.72	$13.53	$15.33	$17.13
14.00%	$7.78	$9.51	$11.23	$12.96	$14.68	$16.41

Tangible Book Value Multiples

Discount Rate	100%	120%	140%	160%	180%	200%
9.00%	$12.07	$14.28	$16.49	$18.71	$20.92	$23.13
10.00%	$11.55	$13.66	$15.77	$17.89	$20.00	$22.11
11.00%	$11.05	$13.07	$15.09	$17.11	$19.13	$21.15
11.58%	$10.78	$12.75	$14.71	$16.68	$18.65	$20.62
12.00%	$10.59	$12.52	$14.45	$16.38	$18.31	$20.24
13.00%	$10.14	$12.99	$13.83	$16.68	$17.53	$19.37
14.00%	$9.72	$11.49	$13.25	$15.02	$16.79	$18.55

Sandler O’Neill also considered and discussed with the First Merchants Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming First Merchants net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for First Merchants common stock, using the same price to earnings multiples of 8.0x to 18.0x and a discount rate of 11.58%.

Earnings Per Share Multiples

Annual Budget Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0%)	$6.70	$8.14	$9.59	$11.03	$12.47	$13.91
(20.0%)	$7.09	$8.62	$10.16	$11.70	$13.23	$14.77
(15.0%)	$7.47	$9.10	$10.74	$12.37	$14.00	$15.63
(10.0%)	$7.86	$9.59	$11.31	$13.04	$14.77	$16.50
(5.0%)	$8.24	$10.07	$11.89	$13.71	$15.54	$17.36
0.0%	$8.62	$10.55	$12.47	$14.39	$16.31	$18.23
5.0%	$9.01	$11.03	$13.04	$15.06	$17.08	$19.09
10.0%	$9.39	$11.51	$13.62	$15.73	$17.84	$19.96
15.0%	$9.78	$11.99	$14.19	$16.40	$18.61	$20.82
20.0%	$10.16	$12.47	$14.77	$17.08	$19.38	$21.68
25.0%	$10.55	$12.95	$15.35	$17.75	$20.15	$22.55

CFS—Net Present Value Analysis

Sandler O’Neill performed two sets of analyses that estimated the net present value per share of CFS common stock under various circumstances.

Sandler O’Neill based the first set of analysis on CFS’ projected earnings stream as derived from the internal financial projections provided by CFS management for the years ending December 31, 2013 through 2017.

To approximate the terminal value of CFS common stock at December 31, 2017, Sandler O’Neill applied price to earnings multiples ranging from 9.0x to 14.0x and multiples of tangible book value ranging from 70% to 120%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders for prospective buyers of CFS common stock.

At the May 9, 2013 First Merchants Board of Directors meeting, Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of CFS common stock of $2.63 to $5.22 when applying earnings multiples to the applicable amounts indicated in the CFS projections and $4.37 to $9.64 when applying multiples of tangible book value to the applicable amounts indicated in the CFS projections.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
10.00%	$3.41	$3.77	$4.14	$4.50	$4.86	$5.22
11.00%	$3.26	$3.61	$3.96	$4.30	$4.65	$5.00
12.00%	$3.12	$3.46	$3.79	$4.12	$4.45	$4.78
13.59%	$2.92	$3.22	$3.53	$3.84	$4.15	$4.46
14.00%	$2.86	$3.17	$3.47	$3.77	$4.08	$4.38
15.00%	$2.75	$3.04	$3.33	$3.62	$3.91	$4.20
16.00%	$2.63	$2.91	$3.19	$3.46	$3.74	$4.02

Tangible Book Value Multiples

Discount Rate	70%	80%	90%	100%	110%	120%
10.00%	$5.68	$6.47	$7.26	$8.05	$8.84	$9.64
11.00%	$5.44	$6.19	$6.95	$7.70	$8.46	$9.21
12.00%	$5.20	$5.92	$6.64	$7.37	$8.09	$8.81
13.59%	$4.85	$5.52	$6.20	$6.87	$7.54	$8.22
14.00%	$4.76	$5.43	$6.09	$6.75	$7.41	$8.07
15.00%	$4.56	$5.20	$5.83	$6.46	$7.09	$7.73
16.00%	$4.37	$4.98	$5.58	$6.19	$6.80	$7.40

Sandler O’Neill also considered and discussed with the First Merchants Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming CFS net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for CFS common stock, using the same price to earnings multiples of 9.0x to 14.0x and a discount rate of 13.59%:

Earnings Per Share Multiples

Annual Budget Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(25.0%)	$2.22	$2.45	$2.68	$2.92	$3.15	$3.38
(20.0%)	$2.36	$2.61	$2.85	$3.10	$3.35	$3.59
(15.0%)	$2.50	$2.76	$3.02	$3.29	$3.55	$3.81
(10.0%)	$2.64	$2.92	$3.19	$3.47	$3.75	$4.03
(5.0%)	$2.78	$3.07	$3.36	$3.66	$3.96	$4.24
(0.0%)	$2.92	$3.22	$3.53	$3.84	$4.15	$4.46
5.0%	$3.05	$3.38	$3.70	$4.03	$4.35	$4.67
10.0%	$3.19	$3.53	$3.87	$4.21	$4.55	$4.89
15.0%	$3.33	$3.69	$4.04	$4.40	$4.75	$4.11
20.0%	$3.47	$3.84	$4.21	$4.58	$4.95	$5.32
25.0%	$3.61	$4.00	$4.38	$4.77	$5.15	$5.54

Sandler O’Neill based the second set of analysis on CFS’ projected earnings stream as derived from the internal financial projections provided by CFS management for the years ending December 31, 2013 through 2017 and applying after-tax cost savings to the financial projections.

To approximate the terminal value of CFS common stock at December 31, 2017, Sandler O’Neill applied price to earnings multiples ranging from 8.0x to 18.0x and multiples of tangible book value ranging from 100% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders for prospective buyers of CFS’s common stock.

At the May 9, 2013 First Merchants Board of Directors meeting, Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of CFS common stock of $4.79 to $13.82 when applying earnings multiples to the applicable amounts indicated in the CFS projections and $7.32 to $18.90 when applying multiples of tangible book value to the applicable amounts indicated in the CFS projections.

Earnings Per Share Multiples

Discount Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
10.00%	$6.23	$7.75	$9.27	$10.79	$12.31	$13.82
11.00%	$5.96	$7.41	$8.86	$10.31	$11.76	$13.22
12.00%	$5.70	$7.09	$8.47	$9.86	$11.25	$12.64
13.59%	$5.31	$6.61	$7.90	$9.20	$10.49	$11.78
14.00%	$5.22	$6.49	$7.76	$9.03	$10.30	$11.57
15.00%	$5.00	$6.22	$7.43	$8.65	$9.87	$11.08
16.00%	$4.79	$5.96	$7.12	$8.29	$9.45	$10.61

Tangible Book Value Multiples

Discount Rate	100%	120%	140	160	180	200
10.00%	$9.52	$11.40	$13.37	$15.15	$17.02	$18.90
11.00%	$9.11	$10.90	$12.69	$14.48	$16.27	$18.06
12.00%	$8.71	$10.42	$12.13	$13.85	$15.56	$17.27
13.59%	$8.12	$9.72	$11.31	$12.91	$14.51	$16.10
14.00%	$7.98	$9.54	$11.11	$12.68	$14.25	$15.82
15.00%	$7.64	$9.14	$10.64	$12.14	$13.64	$15.14
16.00%	$7.32	$8.75	$10.19	$11.63	$13.07	$14.50

Sandler O’Neill also considered and discussed with the First Merchants Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming CFS net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for CFS common stock, using the same price to earnings multiples of 10.0x to 18.0x and a discount rate of 13.59%:

Earnings Per Share Multiples

Annual Budget Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0%)	$4.70	$5.84	$6.98	$8.12	$9.25	$10.39
(20.0%)	$4.82	$5.99	$7.16	$8.33	$9.50	$10.67
(15.0%)	$4.94	$6.14	$7.35	$8.55	$9.75	$10.95
(10.0%)	$5.07	$6.30	$7.53	$8.76	$10.00	$11.23
(5.0%)	$5.19	$6.45	$7.72	$8.98	$10.24	$11.51
0.0%	$5.31	$6.61	$7.90	$9.20	$10.49	$11.78
5.0%	$5.44	$6.76	$8.09	$9.41	$10.74	$12.06
10.0%	$5.56	$6.92	$8.27	$9.63	$10.98	$12.34
15.0%	$5.68	$7.07	$8.46	$9.84	$11.23	$12.62
20.0%	$5.81	$7.22	$8.64	$10.06	$11.48	$12.89
25.0%	$5.93	$7.38	$8.83	$10.28	$11.72	$13.17

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed two sets of comparable mergers and acquisitions.

The first set of mergers and acquisitions included eighteen transactions announced from January 1, 2011 through May 6, 2013 in which the targets were nationwide commercial banks and thrifts having nonperforming assets to total assets greater than 3%, tangible common equity to tangible assets greater than 6% and announced transaction values greater than $50 million. Sandler O’Neill deemed these transactions to be reflective of the proposed First Merchants and CFS combination. Sandler O’Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months’ earnings per share, core deposit premium and premium to market. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of these comparable transactions.

Nationwide Bank and Thrift Transactions Since January 1, 2011; Deal Value Greater than  $50mm, TCE /TA > 6.00% and NPAs / Assets > 3.00%

							Target Financial at Announcement				Purchase Price /
Acquiror	St	Target	St	Consideration	Announce Date	Deal Value ($mm)	Total Assets ($mm)	LTM ROAA (%)	TCE/ TA (%)	NPAs/ Assets (%)	Book Value (%)	Tang. Book Value (%)	LTM EPS (x)	Core Deposit Premium	Market Premium
F.N.B. Corp.	PA	PVF Capital Corp.	OH	Stock	02/19/13	110	782	0.62	9.61	4.73	141	141	22.8	5.4	62.7
United Bankshares Inc.	WV	Virginia Commerce Bancorp Inc.	VA	Stock	01/29/13	495	2,824	1.01	8.69	3.32	183	183	21.0	13.1	17.6
Western Alliance Bancorp	AZ	Centennial Bank	CA	Cash	01/18/13	58	582	0.91	17.17	14.75	66	66	9.6	(7.8)	—
Bank of the Ozarks Inc.	AR	First National Bank of Shelby	NC	Cash/Stock	12/06/12	64	884	0.22	11.47	7.08	63	63	32.0	(7.4)	—
Columbia Banking System Inc.	WA	West Coast Bancorp	OR	Cash/Stock	09/25/12	509	2,408	1.48	12.74	3.05	145	145	13.8	9.9	12.0
Crescent Financial Bancshares	NC	ECB Bancorp Inc.	NC	Stock	09/25/12	54	944	NM	6.96	4.00	81	81	NM	(4.2)	59.5
Western Alliance Bancorp	AZ	Western Liberty Bancorp	NV	Cash/Stock	08/17/12	55	199	NM	36.90	17.31	74	75	NM	(16.9)	42.1
SCBT Financial Corp.	SC	Savannah Bancorp Inc.	GA	Stock	08/07/12	67	952	NM	8.46	5.79	80	83	NM	NA	69.1
Oriental Financial Group Inc.	PR	BBVA’s Puerto Rico operations	PR	Cash	06/28/12	500	5,177	0.73	9.59	8.59	83	103	13.8	0.6	—
Berkshire Hills Bancorp Inc.	MA	Beacon Federal Bancorp Inc.	NY	Cash/Stock	05/31/12	130	1,025	0.52	11.12	4.00	111	111	22.6	3.7	48.9
Park Sterling Corporation	NC	Citizens South Banking Corp.	NC	Cash/Stock	05/13/12	78	1,074	NM	6.36	3.62	112	114	NM	(1.6)	35.2
Carlile Bancshares Inc.	TX	Washington Investment Co.	CO	Cash	04/20/12	65	532	NM	10.90	10.73	111	112	NM	2.3	—
Washington Federal Inc.	WA	South Valley Bancorp Inc.	OR	Stock	04/04/12	73	869	NM	7.66	5.35	106	110	NM	1.0	—
Old National Bancorp	IN	Indiana Community Bancorp	IN	Cash/Stock	01/24/12	105	985	NM	6.79	4.35	123	123	NM	2.2	65.4
PNC Financial Services Group	PA	RBC Bank (USA)	NC	Cash	06/19/11	3,450	27,376	NM	13.14	6.80	87	97	NM	(0.5)	—
Susquehanna Bancshares Inc.	PA	Abington Bancorp Inc	PA	Stock	01/26/11	274	1,247	0.61	16.99	3.18	124	124	33.4	9.1	13.8
Industrial and Commercial Bank	—	Bank of East Asia (USA) NA	NY	Cash	01/21/11	140	717	0.53	15.58	4.72	134	162	NM	21.1	—
Comerica Inc.	TX	Sterling Bancshares Inc.	TX	Stock	01/16/11	1,029	5,040	0.01	9.13	3.89	162	230	NM	16.7	29.8
				High		3,450	27,376	3.98	36.90	17.31	183	230	33.4	21.1	69.1
				Low		54	199	NM	6.36	3.05	63	63	9.6	(16.9)	12.0
				Mean		403	2,979	0.38	12.18	6.40	110	118	21.1	2.8	41.5
				Median		107	968	0.51	10.25	4.73	111	111	21.8	2.2	42.1

The second set of mergers and acquisitions included eighteen transactions announced from January 1, 2011 through May 6, 2013 in which the targets were Midwest commercial banks and thrifts having nonperforming assets to total assets greater than 3%, tangible common equity to tangible assets greater than 6% and announced transaction values greater than $10 million. Sandler O’Neill deemed these transactions to be reflective of the proposed First Merchants and CFS combination. Sandler O’Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months’ earnings per share, core deposit premium and premium to market. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of these comparable transactions.

Midwest Bank and Thrift Transactions Since January 1, 2011; Deal Value Greater than  $10mm, TCE /TA > 6.00% and NPAs / Assets > 3.00%

							Target Financial at Announcement				Purchase Price /
Acquiror	St	Target	St	Consideration	Announce Date	Deal Value ($mm)	Total Assets ($mm)	LTM ROAA (%)	TCE/ TA (%)	NPAs/ Assets (%)	Book Value (%)	Tang. Book Value (%)	LTM EPS (x)	Core Deposit Premium	Market Premium
F.N.B. Corp.	PA	PVF Capital Corp.	OH	Stock	02/19/13	110	782	0.62	9.61	4.73	141	141	22.8	5.4	62.7
Wintrust Financial Corp.	IL	First Lansing Bancorp Inc.	IL	Cash/Stock	01/22/13	38	371	0.32	10.84	6.29	94	98	35.7	(0.3)	—
Talmer Bancorp Inc.	MI	First Place Bank	OH	Cash	10/26/12	45	2,620	1.26	6.10	7.64	28	28	1.3	(5.6)	—
Morrill Bancshares Inc.	KS	JTB Bancshares Inc.	KS	NA	08/06/12	12	114	0.43	7.57	3.82	167	226	NM	7.0	—
Ohio Farmers Insurance Co.	OH	Western Reserve Bancorp	OH	Cash	06/05/12	23	190	0.51	7.18	3.98	125	125	25.7	3.3	—
National Australia Bank	—	North Central Bancshares Inc.	IA	Cash	03/12/12	41	433	0.59	9.62	3.61	99	100	20.0	(0.0)	31.2
Horizon Bancorp	IN	Heartland Bancshares	IN	Cash/Stock	02/09/12	21	236	NM	6.10	4.38	96	96	NM	(0.1)	—
Old National Bancorp	IN	Indiana Community Bancorp	IN	Cash/Stock	01/24/12	105	985	NM	6.79	4.35	123	123	NM	2.2	65.4
First Farmers Financial Corp	IN	First Citizens of Paris Inc.	IL	Cash	12/14/11	17	219	0.25	10.13	5.89	88	90	NM	(1.1)	—
Kentucky First Federal (MHC)	KY	CKF Bancorp Inc.	KY	Cash/Stock	11/03/11	10	131	0.16	9.98	3.63	74	81	NM	(3.7)	16.4
ISB Bancorp, Inc.	IL	Tonica Bancorp Inc.	IL	Cash	09/21/11	16	84	1.32	13.08	3.07	149	149	34.0	8.8	—
Wintrust Financial Corp.	IL	Elgin State Bancorp Inc.	IL	Cash/Stock	07/25/11	15	288	NM	6.44	6.41	92	92	NM	(0.6)	—
				High		110	2,620	1.32	13.08	7.64	167	226	35.7	8.8	65.4
				Low		10	84	0.16	6.10	3.07	28	28	1.3	(5.6)	16.4
				Mean		38	538	0.61	8.62	4.82	106	112	23.2	1.3	43.9
				Median		22	262	0.51	8.59	4.36	97	99	24.2	(0.1)	47.0

Pro Forma Results and Capital Ratios

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger closes on December 31, 2013; (ii) aggregate consideration value of $116.6 million, or $10.62 per CFS share, based on First Merchants’ closing stock price on May 6, 2013 of $16.34; (iii) First Merchants would be able to achieve cost savings of approximately 31% of CFS’s total non-interest expense base in the first full year following the merger; (iv) pretax transaction costs and expenses would total approximately $14.3 million; (v) a core deposit intangible of approximately $11.0 million (amortized sum-of-years-digits for seven years); (vi) First Merchants’ future performance was calculated in accordance with internal financial projections for First Merchants for the years ending December 31, 2013 through 2017 as provided by and discussed with senior management of First Merchants; (vii) CFS’s future performance was calculated in accordance with internal financial projections for CFS for the year ending December 31, 2013 as provided by senior management of CFS and as adjusted by senior management of First Merchants and estimated growth rates for the years thereafter as discussed with senior management of First Merchants; and (ix) various purchase accounting adjustments, including a mark-to-market adjustment on CFS’ loan portfolio, securities portfolio, fixed assets, other real estate owned, and FHLB borrowings as provided by First Merchants senior management. The analyses indicated that for the year ending December 31, 2014, the merger (excluding transaction expenses) would be accretive to First Merchants’ projected earnings per share and, at closing at December 31, 2013 the merger would be dilutive to First Merchants’ tangible book value per share. The analyses also indicated that as of closing at December 31, 2013, the merger would maintain First Merchants’ regulatory capital ratios in excess of the regulatory guidelines for “well capitalized” status. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill has acted as First Merchants’ financial advisor in connection with the merger and will receive a fee for its services, a substantial portion of which is contingent upon consummation of the merger. Sandler O’Neill will also receive a fee for rendering its opinion. First Merchants has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of its engagement.

In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to First Merchants and CFS and their affiliates. Sandler O’Neill may also actively trade the equity and debt securities of First Merchants or CFS or their respective affiliates for its own account and for the accounts of its customers and, accordingly may at any time hold a long or short position in such securities. Sandler O’Neill has in the past provided investment banking services to, and received fees for such services from, First Merchants.

CFS’ Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, and to recommend that its shareholders approve the CFS Merger Proposal, CFS’ Board of Directors consulted with CFS management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the review undertaken by CFS’ Board of Directors and management, with the assistance of its financial and legal advisors, with respect to the strategic alternatives available to CFS;

•

the business strategy and strategic plan of CFS and its prospects for the future as an independent institution, including the risks inherent in a successful execution of its strategic plan, its projected financial results, and expectations relating to the proposed merger with First Merchants;

•	a review of the challenges facing CFS in the current competitive, economic, financial and regulatory climate, and the potential benefits of aligning CFS with a larger organization;

•

the consistency of the merger with CFS’ long-term strategic plan to seek profitable future expansion, providing the foundation for future expansion of its geographic footprint, leading to continued growth in overall shareholder value;

•	a review of the historical financial statements and condition of CFS and certain other internal information, primarily financial in nature, relating to the business, earnings and balance sheet of CFS;

•

a review of the historical financial statements and condition of First Merchants and certain other information, primarily financial in nature, relating to the business, earnings and financial condition of First Merchants;

•	its review and discussions with CFS’ management and its financial and legal advisors concerning the due diligence examination of First Merchants;

•	the fact that the merger would combine two established banking franchises to create a bank with over $5.4 billion in assets;

•	the complementary nature of the businesses of CFS and First Merchants and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates;

•

the belief of CFS’ senior management that the management teams and employees of CFS and First Merchants possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

•	the financial strength of First Merchants based on First Merchants historical revenues and revenue expectations over the near and long term;

•	the strength and recent performance of First Merchant’s common stock;

•

the financial and other terms of the Merger Agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•

the fact that, based on the closing price of First Merchants’ common stock on May 9, 2013 of $16.25, the transaction value would be approximately $115.5 million, with an implied price per share of CFS common stock of $10.56, which represented an approximate 13% premium over the closing price of CFS’ common stock of $9.35 on May 9, 2013 and an approximate 90-day premium of 68% based on the closing price of CFS’ common stock of $6.27 on December 31, 2012;

•

the ability of CFS’ shareholders to benefit from First Merchant’s potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to CFS’ earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of commercial and consumer banking markets;

•	the ability of First Merchants to complete a merger transaction from a financial and regulatory perspective;

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the complementary geographic fit and customer convenience of the branch networks of the combined bank;

•	the potential continued representation of certain of CFS’ management on the management team of the combined entity;

•

the nature and amount of payments and other benefits to be received by CFS management in connection with the merger pursuant to existing CFS plans as well as compensation arrangements contemplated in connection with the merger;

•	the anticipated effect of the acquisition on CFS’ employees;

•	the effect on CFS’ customers and the communities served by CFS;

•

the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame, particularly in light of the fact that First Merchants has transition experience due to successfully completed acquisitions in the past; and

•

the opinion of River Branch, delivered to the CFS Board of Directors on May 10, 2013, and subsequently confirmed in writing, that, as of May 10, 2013, the exchange ratio set forth in the Merger Agreement was fair, from a financial point of view, to CFS’ shareholders.

Based on the factors described above, the Board of Directors of CFS determined that the merger with First Merchants and the merger of Citizens Financial Bank with First Merchants Bank is advisable and in the best interests of CFS’ shareholders and unanimously approved the Merger Agreement.

The foregoing discussion of the information and factors considered by the CFS Board of Directors is not intended to be exhaustive, but includes the material factors considered by the CFS Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, the CFS Board of Directors did not quantify or assign any relative weights to the factors considered, and individual Directors may have given different weights to different factors. The CFS Board of Directors considered all these factors as a whole, including discussions with, and questioning of, CFS’ management and CFS’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the CFS Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of CFS and its shareholders, and unanimously adopted and approved the CFS Merger Proposal.

Opinion of CFS’ Financial Advisor

CFS retained River Branch Capital LLC (River Branch) to render financial advisory and investment banking services in connection with general financial strategy and planning and to act as the exclusive financial advisor to CFS in connection with a potential strategic combination. In its capacity as financial advisor, River Branch provided a fairness opinion to the CFS Board in connection with the merger contemplated herein. At the meeting of the CFS Board on May 10, 2013, River Branch rendered its oral opinion to the CFS Board (which was subsequently confirmed in writing by delivery of River Branch’s written opinion dated the same date) that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, River Branch representatives’ experience as investment bankers, River Branch’s work as described in such opinion and other factors River Branch deemed relevant, as of May 10, 2013, the Exchange Ratio set forth in the Merger Agreement was fair, from a financial point of view, to holders of CFS common stock. The River Branch written opinion, dated May 10, 2013, is sometimes referred to herein as the River Branch Opinion.

The full text of the River Branch Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Appendix B to this joint proxy statement-prospectus and is incorporated herein by reference. The summary of the River Branch Opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. CFS common shareholders should read the full opinion carefully and in its entirety. The River Branch Opinion is addressed to the CFS Board, is directed only to the exchange ratio, and does not constitute a recommendation to any CFS common shareholders as to how such shareholder should vote or act on any matters relating to the merger or any other matter. The River Branch Opinion was reviewed and approved by a fairness opinion committee of River Branch. River Branch provided its opinion to the CFS Board on May 10, 2013 in connection with and for the purposes of the CFS Board’s evaluation of the merger. This River Branch Opinion addressed only the fairness, from a financial point of view, as of May 10, 2013, of the exchange ratio to the holders of CFS common stock. River Branch expressed no view or opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated in connection therewith or any terms or other aspects of the merger or any such other transactions.

In arriving at its opinion, River Branch, among other things:

(i)	reviewed a draft dated May 10, 2013 of the Merger Agreement;

(ii)	held discussions with certain senior officers, directors and other representatives and advisors of CFS and certain senior officers and other representatives and advisors of First Merchants concerning the businesses, operations and prospects of CFS and First Merchants;

(iii)	examined certain publicly available business and financial information relating to CFS and First Merchants as well as certain financial forecasts and other information and data relating to CFS and First Merchants which were provided to or discussed with River Branch by management of CFS and First Merchants, respectively, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by management of CFS and First Merchants to result from the merger;

(iv)	reviewed the financial terms of the merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of CFS common stock and First Merchants common stock, the historical and projected earnings and other operating data of CFS and First Merchants, and the capitalization and financial condition of CFS and First Merchants;

(v)	considered, to the extent publicly available, the financial terms of certain other transactions which River Branch considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations River Branch considered relevant in evaluating those of CFS and First Merchants;

(vi)	evaluated certain potential pro forma financial effects of the merger on First Merchants;

(vii)	in connection with River Branch’s engagement and at the direction of CFS, approached, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of CFS;

(viii)	considered the then current market environment generally and the commercial banking environment in particular; and

(ix)	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as River Branch deemed appropriate.

In rendering its opinion, River Branch assumed and relied upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with River Branch and upon the assurances of management of CFS and First Merchants, respectively, that they were not aware of any material information that had been omitted or that remained undisclosed to River Branch. River Branch was not asked to and did not undertake an independent verification of any of such information and River Branch did not assume any responsibility or liability for the accuracy or completeness thereof. With respect to financial forecasts and other information and data relating to CFS and First Merchants provided to or otherwise reviewed by or discussed with River Branch, River Branch had been advised by management of CFS and First Merchants, respectively, that such forecasts and other information and data were reasonably prepared on bases reflecting the best then currently available estimates and judgments of management of CFS and First Merchants, respectively, as to the future financial performance of CFS and First Merchants, the potential strategic implications and operational benefits anticipated to result from the merger and the other matters covered thereby. Additionally, River Branch assumed, with the CFS Board’s consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

River Branch did not make any independent evaluation or appraisal of the specific assets, the collateral securing assets, or the liabilities (contingent or otherwise) of CFS or First Merchants or any of their subsidiaries, or the collectability of any such assets, nor had River Branch been furnished with such evaluations or appraisals. River Branch representative are not experts in the independent verification of loan and lease losses and did not make an independent evaluation of the adequacy of allowances for loan and lease losses of CFS or First Merchants, nor did River Branch review any individual credit files relating to CFS or First Merchants. River Branch assumed, with the CFS Board’s consent, that the respective allowances for loan and lease losses for both CFS and First Merchants were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. River Branch representatives are not accountants and relied upon the reports of the independent registered public accounting firms for each CFS and First Merchants for the accuracy and completeness of the audited financial statements made available to River Branch. River Branch assumed, with the CFS Board’s consent, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CFS, First Merchants or on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including without limitation the cost savings, revenue enhancements and related expenses expected to result from the merger.

Representatives of CFS advised River Branch, and River Branch further had assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by River Branch. River Branch also assumed that there had been no material change in CFS’ or First Merchants’ assets, financial condition, results of operations, business or prospects since that date of the most recent financial statements made available to River Branch. River Branch assumed in all respects material to its analysis that CFS and First Merchants will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Agreement and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived. River Branch also assumed, with the CFS Board’s consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes.

The River Branch Opinion related to the relative values of CFS and First Merchants. River Branch did not express any opinion as to what the value of the First Merchants common stock actually will be when issued pursuant to the merger or the price at which the First Merchants common stock or CFS common stock will trade at any time. The River Branch Opinion did not address the relative merits of the merger as compared to any alternative business strategies that might have existed for CFS or the effect of any other transaction in which CFS might engage. River Branch did not undertake to update, revise, reaffirm, or withdraw its opinion or otherwise comment upon events occurring after the date thereof.

River Branch’s opinion was necessarily based upon information available to River Branch, and financial, economic, regulatory, market and other conditions and circumstances existing, as of the date of the opinion. Events occurring after that date could materially affect its opinion. River Branch has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

In accordance with customary investment banking practice, River Branch employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by River Branch in connection with rendering the River Branch Opinion. The following summary, however, does not purport to be a complete description of the financial analysis performed by River Branch. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by River Branch, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of River Branch’s financial analyses.

The projections furnished to River Branch for CFS and First Merchants were prepared by or at the direction of the management of CFS, in the case of projections relating to the business of CFS, and by the management of First Merchants or at the direction of the management of First Merchants, in the case of projections relating to the business of First Merchants, in connection with the merger. CFS and First Merchants do not publicly disclose internal management forecasts of the type provided to River Branch in connection with River Branch’s analysis of the merger, and such forecasts were prepared in connection with the merger and were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such forecasts.

Summary of Proposal

River Branch reviewed the financial terms of the merger. Using an exchange ratio of 0.6500 shares of First Merchants common stock for every one share of CFS common stock and based on a First Merchants closing stock price on May 9, 2013 of $16.25, River Branch calculated an approximate aggregate transaction value of $115.5 million, or $10.56 per share (the Per Share Consideration). Based on CFS financials as of March 31, 2013, River Branch calculated the following multiples:

Price / Book	102%
Price / TBV	102%
Price / LTM EPS	19.9x
Price / 2013 EPS	17.6x
One Day Premium (1)	13%
90 Day Premium (2)	68%
One Year Premium (3)	84%

(1)	Based upon a CFS price of $9.35 per share
(2)	Based upon a CFS price of $6.27 per share
(3)	Based upon a CFS price of $5.75 per share

CFS Public Trading Multiple Analysis

Using publicly available information, River Branch compared selected financial and market data of CFS with similar data for two sets of companies River Branch deemed comparable to CFS.

The first group consisted of selected nationwide exchange-traded thrifts with assets as most recently reported between $500.0 million and $2.0 billion and non-performing assets-to-total assets as most recently reported greater than 4.0%. The group was comprised of the following companies and is referred to herein as the Nationwide Comparable Group:

United Community Financial Corp.	Severn Bancorp Inc.	Colonial Financial Services
HomeTrust BancShares Inc.	Riverview Bancorp Inc.	First Federal Bancshares of Arkansas
NASB Financial Inc.	Timberland Bancorp Inc.	United Community Bancorp
Franklin Financial Corp.	Carver Bancorp Inc.	Jefferson Bancshares Inc.
First Financial Northwest Inc.	HMN Financial Inc.

The second group consisted of selected Midwest exchange traded thrifts with assets as most recently reported between $500.0 million and $2.0 billion. The group was comprised of the following companies and is referred to herein as the Midwest Comparable Group:

United Community Financial Corp.	HF Financial Corp.	First Clover Leaf Financial Corp.
Meta Financial Group Inc.	HopFed Bancorp Inc.	IF Bancorp Inc.
Bank Financial Corp.	First Savings Financial Group	Citizens Community Bancorp
Pulaski Financial Corp.	HMN Financial Inc.	United Community Bancorp
NASB Financial Inc.	Cheviot Financial

In all instances, multiples were based on closing stock prices on May 9, 2013. For each of the following analyses performed by River Branch, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ filings with the SEC and information River Branch obtained from SNL Financial and S&P CapitalIQ. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. Throughout River Branch’s analysis the high and the low bounds of the ranges presented represented the 80th and 20th percentile values, respectively.

With respect to the Nationwide Comparable Group and the Midwest Comparable Group, the information River Branch presented included the following:

•	ratio of price to tangible book value, or Price / TBV;

•	ratio of price to book value, or Price / Book;

•	multiple of price to last twelve months earnings per share, or Price / LTM EPS; and

•	multiple of price to estimated 2013 earnings per share, or Price / 2013E EPS.

Based on this analysis, River Branch then applied the range of multiples to the applicable metrics of CFS. The analysis indicated the following equity values per share of CFS common stock, as compared to the Per Share Consideration:

Nationwide Comparable Group

Low - High
Price / Book	$7.45 - $10.05
Price / TBV	$8.03 - $10.69
Price / LTM EPS	$8.56 - $14.90
Price / 2013 EPS	$11.93 - $16.01

Midwest Comparable Group

Low - High
Price / Book	$8.05 - $10.27
Price / TBV	$8.15 - $10.43
Price / LTM EPS	$6.05 - $13.48
Price / 2013 EPS	$5.92 - $15.70

CFS Precedent Transaction Analysis

Using publicly available information, River Branch compared the proposed financial terms of the merger to publicly available financial terms of two groups of certain transactions involving companies in the depository industry and the consideration paid for such companies.

The first group included 34 transactions announced and closed since January 1, 2009 with announced deal value greater than $25.0 million and target non-performing assets-to-total assets, as reported at announcement, greater than 4.0%. The group is referred to herein as the Nationwide Precedent Group.

The second group included 18 transactions announced and closed since January 1, 2009 with announced deal value greater than $25.0 million and targets headquartered in the Midwest as defined by SNL Financial. The group is referred to herein as the Midwest Precedent Group.

With respect to the Nationwide Precedent Group and the Midwest Precedent Group, the information River Branch presented included the following:

•	ratio of price to tangible book value, or Price / TBV;

•	ratio of price to book value, or Price / Book;

•	multiple of price to last twelve months earnings per share, or Price / LTM EPS;

•	Per Share Consideration as a premium to target’s stock price one day prior to announcement, or One Day Premium;

•	Per Share Consideration as a premium to target’s stock price 90 days prior to announcement, or 90 Day Premium; and

•	Per Share Consideration as a premium to target’s stock price one year prior to announcement, or One Year Premium.

Based on this analysis, River Branch then applied the range of multiples to the applicable metrics of CFS. The analysis indicated the following equity values per share of CFS common stock, as compared to the Per Share Consideration:

Nationwide Precedent Group

Low - High
Price / Book	$6.38 - $11.92
Price / TBV	$6.76 - $12.63
Price / LTM EPS	$9.29 - $32.26
One Day Premium	$11.33 - $14.27
90 Day Premium	$7.27 - $13.34
One Year Premium	$7.92 - $10.39

Midwest Precedent Group

Low - High
Price / Book	$9.72 - $13.96
Price / TBV	$10.43 - $14.60
Price / LTM EPS	$4.78 - $11.77
One Day Premium	$12.27 - $15.44
90 Day Premium	$9.10 - $10.57
One Year Premium	$9.15 - $11.54

CFS Discounted Cash Flow Analysis

River Branch calculated a range of implied values for CFS common stock by estimating the present value of cash flows CFS could provide to equity holders through 2017 and a terminal value utilizing the following assumptions, among others:

•	financial projections from 2013 – 2017 provided by CFS management;

•	maintenance of a 7.00% tangible common equity-to-tangible asset ratio;

•	discount rates from 14.0% to 16.0%;

•	annual budget variance of (20%) to 20%; and

•	perpetual cash flow growth of 3.0% beginning in 2018 to calculate terminal value using the Gordon Growth Model.

The calculations resulted in a range of implied values of $5.91 to $9.50 per share of CFS common stock as compared to the Per Share Consideration.

The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, perpetual growth rates and discount rates. The analysis does not purport to be indicative of the actual values or expected values of CFS. In addition, the analysis relates only to the potential value achieved by CFS as a stand-alone entity based on assumptions described herein. In addition, the analysis is not intended to, and does not purport to, reflect values achieved on a post-merger basis with First Merchants.

Contribution Analysis

River Branch analyzed the relative contribution of certain balance sheet and income statement items of CFS and First Merchants and compared those relative contributions to the pro-forma ownership of each CFS and First Merchants common shareholders based on the exchange ratio. This analysis excluded any acquisition related accounting adjustments or cost synergies projected to be achieved through the merger and was based on a CFS and First Merchants common stock price as of May 9, 2013. The income statement items were based on historical financial information for the twelve month period ended March 31, 2013. The results of River Branch’s analysis are set forth in the following table:

	First Merchants as % of Total	CFS as % of Total
Total Assets	79%	21%
Gross Loans	81%	19%
Total Deposits	77%	23%
Tangible Common Equity	74%	26%
Total Nonperforming Assets (1)	54%	46%
Reported Net Income to Common	87%	13%
Pro Forma Ownership at Proposed Exchange Ratio	80%	20%

(1)	Nonperforming assets as defined by SNL Financial

Pro Forma Financial Impact Analysis

River Branch performed pro forma merger analyses combining projected income statement and balance sheet information for CFS and First Merchants. Assumptions regarding the accounting treatment, acquisition-related adjustments, and cost synergies were used to evaluate the pro forma financial impact the merger would have on both CFS and First Merchants. In the course of this analysis, River Branch used financial projections provided by CFS and First Merchants management. The analysis indicated the merger is expected to be accretive to CFS and First Merchants’ estimated earnings per share in 2014. The merger is expected to be dilutive to First Merchants’ tangible book value and that First Merchants would maintain well-capitalized pro forma regulatory capital ratios.

First Merchants Public Trading Multiple Analysis

Using publicly available information, River Branch compared selected financial and market data of First Merchants to similar data for a group of selected exchange traded Midwest banks with assets between $4.0 and $10.0 billion. The group was comprised of the following companies and is referred to herein as the First Merchants Comparable Group:

Old National Bancorp	Park National Corporation	Taylor Capital Group Inc.
MB Financial Inc.	First Financial Bancorp	Heartland Financial USA Inc.
First Midwest Bancorp Inc.	Chemical Financial Corporation	1st Source Corporation

In all instances, multiples were based on closing stock prices on May 9, 2013. For each of the following analyses performed by River Branch, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ filings with the SEC and information River Branch obtained from SNL Financial and S&P CapitalIQ. The multiples and ratios for each of the selected companies were based on the most recent publicly available information.

With respect to the First Merchants Comparable Group, the information River Branch presented included the following:

•	ratio of price to tangible book value, or Price / TBV;

•	ratio of price to book value, or Price / Book;

•	multiple of price to last twelve months earnings per share, or Price / LTM EPS; and

•	multiple of price to estimated 2013 earnings per share, or Price / 2013E EPS.

Based on this analysis, River Branch then applied the range of multiples to the applicable metrics of First Merchants. The analysis indicated the following equity values per share of First Merchants common stock, as compared to the closing stock price of First Merchants on May 9, 2013 of $16.25:

Low - High
Price / Book	$17.11 - $21.51
Price / TBV	$15.02 - $17.82
Price / LTM EPS	$14.02 - $19.28
Price / 2013 EPS	$16.81 - $18.92

First Merchants Discounted Cash Flow Analysis

River Branch calculated a range of implied values for First Merchants common stock by estimating the present value of cash flows First Merchants could provide to equity holders through 2017 and a terminal value utilizing the following assumptions, among others:

•	financial projections from 2013 – 2017 provided by First Merchants management;

•	maintenance of a 7.00% tangible common equity-to-tangible asset ratio;

•	discount rates from 9.0% to 13.0%;

•	annual budget variance of (20%) to 20%; and

•	perpetual cash flow growth of 3.0% beginning in 2018 to calculate terminal value using the Gordon Growth Model.

The calculations resulted in a range of implied values of $10.18 to $26.24 per share of First Merchants common stock as compared to the closing stock price of First Merchants on May 9, 2013 of $16.25.

The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, perpetual growth rates and discount rates. The analysis does not purport to be indicative of the actual values or expected values of First Merchants.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by River Branch. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. River Branch believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, River Branch did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, River Branch considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by River Branch are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, River Branch’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed is identical to CFS or First Merchants. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of River Branch’s analysis, may be considered similar to those of CFS or First Merchants, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to CFS or First Merchants, as applicable.

River Branch Relationships

As a part of its investment banking business, River Branch and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, private placements and valuations for corporate and other purposes. River Branch was selected to advise CFS with respect to the merger on the basis of such experience and its familiarity with CFS.

For financial advisory services rendered in connection with the merger, River Branch received a non-refundable cash retainer of $25,000 per quarter over the term of the engagement, and a fairness opinion fee of $250,000. In addition, contingent upon the completion of the merger, CFS has agreed to pay River Branch a fee of 1.25% of the total consideration, to be received by holders of CFS common stock at the consummation of the merger. Furthemore, CFS has agreed to reimburse River Branch for certain expenses incurred in connection with its service and will indemnify River Branch for certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of its opinion letter, River Branch and its affiliates have had an investment banking relationship with CFS, for which River Branch and its affiliates received customary compensation. Such services during such period have included financial and strategic advisory services. There are no material relationships that existed during the two years prior to the date of River Branch’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of a relationship between River Branch and First Merchants.

Recommendation of the First Merchants Board of Directors

The Board of Directors of First Merchants has carefully considered, approved and adopted the Merger Agreement and the merger and unanimously recommends to the First Merchants shareholders that they approve the First Merchants Merger Proposal.

Recommendation of the CFS Board of Directors

The Board of Directors of CFS has carefully considered, unanimously approved and adopted the Merger Agreement and the merger, and unanimously recommends to the CFS shareholders that they approve the CFS Merger Proposal.

Rights of Dissenting Shareholders

Under Indiana Code § 23-1-44, as amended, dissenters’ rights are not available to holders of shares listed and traded on a national securities exchange, such as The NASDAQ Stock Market. Because both First Merchants’ and CFS’ common stock are presently listed on The NASDAQ Market, neither the shareholders of First Merchants nor the shareholders of CFS presently have dissenters’ rights in respect of their shares.

Registration of First Merchants Common Stock

Shares of First Merchants common stock to be issued to CFS shareholders in the merger are expected to be registered under the Securities Act of 1933. These shares may be traded freely and without restriction by those CFS shareholders not considered to be “affiliates” of First Merchants under the Securities Act after the merger is complete. At the present time, there are no persons involved in the management of CFS who are anticipated to be an “affiliate” of First Merchants after the merger.

Regulatory Approvals

The merger requires prior approval of the Board of Governors of the Federal Reserve under the Bank Holding Company Act of 1956. The merger of First Merchants Bank and Citizens Financial Bank requires prior approval of the Office of the Comptroller of the Currency (OCC). Applications have been filed with both the Federal Reserve and the OCC. We cannot assure you as to when or whether the approvals will be received.

In reviewing the Federal Reserve application, the Federal Reserve considers various factors including:

1.	the financial and managerial resources and future prospects of First Merchants and its subsidiaries;

2.	the competitive effects of the merger; and

3.	the convenience and needs of the community served by Citizens Financial Bank.

The Federal Reserve may not approve the merger if it finds that the effect of the merger substantially lessens competition, tends to create a monopoly or results in a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the proposed merger are outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

After the Federal Reserve’s approval is received, the merger cannot be completed for 30 days. During this 30-day waiting period, the United States Department of Justice has the authority to challenge the merger on antitrust grounds. With the approval of the Federal Reserve and the Department of Justice, the waiting period can be reduced to 15 days.

The approval of the Federal Reserve is not the opinion of the regulatory authority that the merger is favorable to the CFS and First Merchants shareholders from a financial point of view or that the Federal Reserve has considered the adequacy of the terms of the merger. The approvals in no way constitute an endorsement or a recommendation of the merger by the Federal Reserve.

Effective Date of the Merger

The merger will be consummated if the First Merchants Merger Proposal is approved by the First Merchants shareholders and the CFS Merger Proposal is approved by the CFS shareholders, all required consents and approvals are obtained and all other conditions to the merger are either satisfied or waived. The merger will become effective when Articles of Merger are filed with the Secretary of State of Indiana or at such later date and time as may be specified in the Articles of Merger. The closing of the merger will likely occur in the month in which any applicable waiting period following the last approval of the merger expires or on such other date as agreed to by the parties. We currently anticipate that the merger will be completed during the fourth quarter of 2013. However, completion of the merger could be delayed if there is a delay in obtaining the required shareholder or regulatory approvals or in satisfying the other conditions to completion of the merger. CFS and First Merchants have the right, subject to certain conditions, to terminate the Merger Agreement if the merger is not completed by December 31, 2013 (or January 31, 2014 if the sole impediment to closing is the lack of a necessary regulatory approval).

The NASDAQ Global Select Market Listing

First Merchants will file a notification with The NASDAQ Global Select Market regarding the issuance of First Merchants common stock in the merger. This notification must be made for the merger to proceed. Following the merger, the First Merchants shares issued to CFS shareholders will be listed on The NASDAQ Global Select Market.

Accounting Treatment

The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes. As a result, CFS’ assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair market values and added to those of First Merchants. Any excess payment by First Merchants over the fair market value of the net assets and identifiable intangibles of CFS will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be allocated as a reduction of all assets.

Registration Statement

First Merchants has filed a Registration Statement on Form S-4 with the SEC in order to register the shares of First Merchants common stock to be issued pursuant to the merger under the Securities Act. Because First Merchants common stock is listed on The NASDAQ Global Select Market, it is exempt from the statutory registration requirements of each state in the United States. Therefore, First Merchants has not taken any steps to register its stock under state laws.

Interests of Certain Persons in the Merger

When considering the recommendation of the CFS Board of Directors, you should be aware that certain of the directors and officers of CFS have interests in the merger other than their interests as CFS shareholders, pursuant to certain agreements and understandings that are reflected in the Merger Agreement. These interests are different from, or in conflict with, your interests as CFS shareholders. The members of the CFS Board of Directors and the First Merchants Board of Directors knew about these additional interests, and considered them, when they approved the Merger Agreement. Except as described below, to the knowledge of CFS, the officers and directors of CFS do not have any material interest in the merger apart from their interests as shareholders.

•

First Merchants Bank will offer employment agreements, for a two-year term, to two current officers of CFS (Daryl D. Pomranke and Dale S. Clapp), to be effective following the effective time of the merger, and the closing of the merger is conditioned upon the signing of those agreements. Under their employment agreements, Mr. Pomranke will be paid an annual salary of $260,000, and Mr. Clapp will be paid an annual salary of $195,000. Mr. Pomranke will also be offered $764,342 in retention payments and Mr. Clapp will receive $180,339. Messrs. Pomranke and Clapp will also each receive 6,250 restricted shares of First Merchants common stock (valued at $102,500 assuming a $16.40 per share price) under First Merchants 2009 Long-Term Equity Incentive Plan.

•

Directors and executive officers of CFS and Citizens Financial Bank held stock options that entitled them to purchase, in the aggregate, up to 123,145 shares of CFS’ common stock as of June 30, 2013. Options for 15,000 of these shares would not be exercisable but for the merger. In addition, directors and executive officers of CFS and Citizens Financial Bank hold 45,497 shares of restricted stock issued under CFS’ equity incentive plans. The Merger Agreement provides that these options immediately vest and become exercisable and the restrictions on the restricted stock are lifted upon the effectiveness of the merger. Following the merger, the options will be converted into options to acquire First Merchants common stock applying the exchange ratio listed in the Merger Agreement. The shares of restricted stock will be converted into shares of First Merchants applying the exchange ratio.

•

Certain executive officers of CFS and Citizens Financial Bank currently have change in control agreements or employment agreements with CFS and Citizens Financial Bank that provide for the executive to receive, following a change in control, a multiple of the executive’s compensation prior to the change in control, subject to certain limitations. Under these agreements, five of such executive officers (including Messrs. Pomranke and Clapp) would be entitled to receive an aggregate of approximately $1.7 million. Messrs. Pomranke and Clapp have agreed to enter into employment agreements with First Merchants Bank and the remaining three officers, Messrs. Weberling and Zimmerman and Ms. Rees, have agreed to accept retention agreements from First Merchants Bank in exchange for termination of their change in control and employment agreements with CFS and Citizens Financial Bank. As mentioned above, the amount payable to Mr. Pomranke through these retention payments is $764,342 and the amount payable to Mr. Clapp is $180,339.

•

First Merchants has agreed that for a period of six years after the effective time of the merger, it will maintain directors’ and officers’ liability insurance in force for the directors and officers of CFS and Citizens Financial Bank and indemnify those persons, subject to certain conditions in the Merger Agreement.

Merger-Related Compensation Payable to CFS’ Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to each named executive officer of CFS that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in the following table such term describes the merger-related compensation payable to CFS’ named executive officers. The merger-related compensation payable to a named executive officer is subject to a nonbinding advisory vote of CFS’ shareholders, as described above in “CFS Merger-Related Proposals—CFS Merger-Related Compensation Proposal.” The five “named executive officers” of CFS are Messrs. Pomranke, Clapp, Weberling and Zimmer and Ms. Rees.

The following table sets forth the amount of payments and benefits that may be paid or become payable to each of the named executive officers of CFS that is based on or otherwise relates to the merger with First Merchants. The amounts reflected in the table assume a per share price of CFS common stock of $10.39 and a per share price of First Merchants common stock of $16.40 (the average closing prices per share over the first five business days following the announcement of the merger). The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect certain compensation actions that may occur before the completion of the merger. As a result, the actual amounts to be received by a named executive officer may differ materially from the amounts set forth below.

GOLDEN PARACHUTE COMPENSATION

Name And Principal Position (a)	Cash ($) (b)		Equity ($) (c)		Pension/NQDC ($) (d)	Perquisites/ Benefits ($) (e)	Tax Reimbursement ($) (f)	Others ($) (g)	Total ($) (h)
Daryl D. Pomranke President and Chief Executive Officer	$1,284,342	(1)	334,537	(2)	—	—	—	—	$1,618,879
Dale S. Clapp Executive Vice President— Sales Management	570,339	(3)	198,202	(4)	—	—	—	—	768,541
Jerry A. Weberling Executive Vice President and Chief Financial Officer	360,360	(5)	114,560	(6)	—	—	—	—	474,920
Daniel J. Zimmer Senior Vice President— Senior Credit Officer	158,604	(7)	64,678	(8)	—	—	—	—	223,282
Rebecca D. Rees Senior Vice President— Information Systems and Operations	159,830	(9)	55,587	(10)	—	—	—	—	215,417

(1)	Includes (a) a $764,342 retention payment payable to Mr. Pomranke in two equal installments (the first immediately following the merger and the second on the first anniversary of the merger) (these payments are in lieu of any change-in-control payments to which he would otherwise be entitled to from CFS or Citizens Financial Bank in connection with the merger); and (b) $520,000 representing two years of Mr. Pomranke’s base salary under his new employment agreement with First Merchants Bank assuming he is terminated without cause immediately following the merger, provided Mr. Pomranke does not first resign without good reason or is not terminated for cause before such date.

(2)	Includes $102,500 representing a grant of 6,250 restricted shares of First Merchants in connection with his employment agreement which shares will vest in full after three years of continuous employment; $142,187 in the acceleration of the vesting of his CFS restricted stock in connection with the merger; and $89,850 in the acceleration of vesting of his in-the-money stock option awards in connection with the merger.
(3)	Includes (a) a $180,339 retention payment payable to Mr. Clapp in two equal installments (the first immediately following the merger and the second on the first anniversary of the merger) (these payments are in lieu of any change-in-control payments to which he would otherwise be entitled to from CFS or Citizens Financial Bank in connection with the merger); and (b) $390,000 representing two years of Mr. Clapp’s base salary under his new employment agreement with First Merchants Bank assuming he is terminated without cause immediately following the merger provided Mr. Clapp does not first resign without good reason or is not terminated for cause before such date.
(4)	Includes $102,500 representing a grant of 6,250 restricted shares of First Merchants in connection with his employment agreement which shares will vest in full after three years of continuous employment; $95,702 in the acceleration of the vesting of his CFS restricted stock in connection with the merger.
(5)	Includes $360,360 payable to Mr. Weberling under a new Transition Period Retention Agreement with First Merchants Bank in two equal installments (the first immediately following the merger and the second upon his termination of employment) (these payments are in lieu of any change-in-control payments to which he would otherwise be entitled to from CFS or Citizens Financial Bank in connection with the merger).
(6)	Includes $114,560 in the acceleration of vesting of his CFS restricted stock in connection with the merger.
(7)	Includes $158,604 payable to Mr. Zimmer under a new Transition Period Retention Agreement with First Merchants Bank in two equal installments (the first immediately following the merger and the second upon his termination of employment) (these payments are in lieu of any change-in-control payments to which he would otherwise be entitled to from CFS or Citizens Financial Bank in connection with the merger).
(8)	Includes $64,678 in the acceleration of vesting of his CFS restricted stock in connection with the merger.
(9)	Includes $159,830 payable to Ms. Rees under a new Transition Period Retention Agreement with First Merchants Bank in two equal installments (the first immediately following the merger and the second upon her termination of employment) (these payments are in lieu of any change-in-control payments to which she would otherwise be entitled to from CFS or Citizens Financial Bank in connection with the merger).

(10) Includes $55,587 in the acceleration of vesting of her CFS restricted stock in connection with the merger.

THE MERGER AGREEMENT

The following summary highlights certain material provisions of the Merger Agreement. Because this is a summary of the Merger Agreement, it does not contain a description of all of the terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. You should read carefully the entire Merger Agreement, which is attached to this document as Annex A and is incorporated herein by reference.

Description of the Merger

Under the terms of the Merger Agreement, CFS will merge with and into First Merchants and the separate corporate existence of CFS will cease. Immediately following the merger, Citizens Financial Bank will merge with and into First Merchants Bank and Citizens Financial Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the merger, will be the Articles of Incorporation and Bylaws of First Merchants after the merger.

Exchange of CFS Common Stock

As of the effective date of the merger, each CFS shareholder of record, will be entitled to receive for each outstanding share of CFS common stock (including all restricted shares issued under CFS’ equity incentive plans) 0.65 shares of First Merchants common stock.

CFS shareholders should obtain current market quotations for First Merchants common stock and CFS common stock. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date of the merger and thereafter. Because the number of shares of First Merchants common stock which CFS shareholders will receive in exchange for each CFS share is fixed and the market price of First Merchants common stock may fluctuate, the value of the shares of First Merchants common stock that CFS shareholders will receive in the merger may increase or decrease prior to and after the merger.

If First Merchants changes the number of outstanding shares of First Merchants common stock before the merger through any stock split, stock dividend, recapitalization or similar transaction, then First Merchants will proportionately adjust the 0.65 exchange ratio.

First Merchants will not issue fractional shares of First Merchants common stock to CFS shareholders. Each CFS shareholder who otherwise would be entitled to a fractional interest in a First Merchants share as a result of the exchange ratio will be paid a cash amount for the fractional interest. The amount of cash CFS shareholders will receive for any fractional interest will be calculated by multiplying the fractional interest by the average of the closing price of the common stock of First Merchants as reported in Bloomberg, L.P. for the ten (10) NASDAQ trading days ending two (2) calendar days prior to the effective date of the merger.

If CFS shareholders hold the shares of CFS common stock in a “street name” through a bank or broker, such bank or broker is responsible for ensuring that the certificate or certificates representing such shares are properly surrendered and that the appropriate amount of cash or number of First Merchants shares are credited to the shareholder’s account.

After completion of the merger, stock certificates previously representing CFS common stock (including all restricted shares issued under CFS’ equity incentive plans) will represent only the right to receive shares of First Merchants common stock and/or cash, as applicable. Prior to the surrender of CFS stock certificates for exchange subsequent to completion of the merger, the holders of such shares entitled to receive shares of First Merchants common stock will not be entitled to receive payment of dividends or other distributions declared on such shares of First Merchants common stock. However, upon the subsequent exchange of such certificates, First Merchants will pay, without interest, any accumulated dividends or distributions previously declared and withheld on the shares of First Merchants common stock. On the effective date of the merger, the stock transfer books of CFS will be closed and no transfer of shares of CFS common stock will be made thereafter. If, after the effective date of the merger, a CFS shareholder present certificates representing shares of CFS common stock for registration or transfer, the certificates will be cancelled and exchanged for shares of First Merchants’ common stock.

Within three business days after completion of the merger, First Merchants will mail a letter of transmittal to each CFS shareholder. This transmittal letter will contain instructions on how to surrender certificates representing shares of CFS common stock (including all restricted shares issued under CFS’ equity incentive plans). A CFS shareholder should not return CFS stock certificates with the enclosed proxy, but should retain them until receipt of a letter of transmittal from First Merchants.

First Merchants will distribute stock certificates representing shares of First Merchants common stock and/or cash payments to each former shareholder of CFS within 10 business days after the later of (i) the effective date of the merger or (ii) the date the shareholder delivers his/her/its CFS stock certificates to First Merchants accompanied by a properly completed and executed letter of transmittal. Delivery of CFS shares for exchange will not be taken until after completion of the merger. American Stock Transfer will act as exchange agent in the merger. Any shares held in book-entry form automatically will be exchanged for shares of First Merchants common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger.

If a certificate for shares of CFS common stock (including all restricted shares issued under CFS’ equity incentive plans) has been lost, stolen or destroyed, First Merchants will issue the First Merchants common stock and/or make any cash payments to the holder after First Merchants receives from the holder an agreement to indemnify First Merchants against loss from such lost, stolen or destroyed certificate and an affidavit evidencing the loss, theft or destruction of such certificates.

Representations and Warranties

The Merger Agreement contains some customary representations and warranties made both by CFS and First Merchants, including representations and warranties relating to:

•	due organization and existence;

•	corporate power and authorization to enter into the transactions contemplated by the Merger Agreement;

•	capitalization;

•	governmental filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	third party filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	corporate books and records;

•	compliance with law;

•	litigation and pending proceedings;

•	financial statements;

•	absence of certain material changes or events;

•	absence of undisclosed liabilities;

•	absence of default under material contracts and agreements;

•	loans and investments;

•	employee benefits plans and plan compliance;

•	taxes, returns and reports;

•	subsidiaries;

•	title to assets;

•	certain obligations to employees;

•	properties owned and leased;

•	shareholder rights plans;

•	indemnification agreements;

•	deposit insurance with the Federal Deposit Insurance Corporation;

•	reports to regulatory agencies;

•	environmental matters;

•	compliance with the securities laws and filings with the SEC; and

•	brokerage fees.

The representations and warranties in the Merger Agreement will not survive the effective date of the merger or the termination of the Merger Agreement. After the effective date of the merger or termination of the Merger Agreement, neither CFS and its officers and directors and its subsidiaries nor First Merchants and its officers and directors will have any liability for any of their representations and warranties made in the Merger Agreement unless the Merger Agreement is terminated as a result of a willful breach, in which case the non-breaching party may recover appropriate damages from the breaching party.

Conditions to Completion of the Merger

First Merchants’ and CFS’ obligations to complete the merger are subject to the satisfaction of the following conditions, among other things, at or prior to the effective time of the merger:

1.	the approval of the First Merchants Merger Proposal by the shareholders of First Merchants;

2.	the approval of the CFS Merger Proposal by the shareholders of CFS;

3.	the registration of First Merchants common stock to be issued in connection with the merger with the SEC, the receipt of any state securities and blue sky approvals required for the offer and sale of First Merchants common stock to CFS shareholders, and the listing of such shares on The NASDAQ Global Select Market (subject to official notice of issuance);

4.	the receipt of opinions of Bingham Greenebaum Doll LLP and Vedder Price P.C. that the merger shall constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The opinion of Vedder Price P.C. shall also provide that, for U.S. federal income tax purposes, no gain or loss will be recognized by CFS shareholders to the extent they receive shares of First Merchants common stock as consideration for shares of CFS common stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional share interests;

5.	the receipt of all regulatory approvals required for the merger and the expiration of any regulatory waiting periods prior to consummation of the merger;

6.	First Merchants Bank shall have entered into Executive Employment Agreements with Daryl Pomranke and Dale Clapp and Retention Service Agreements with three (3) other employees of Citizens Financial Bank;

7.	the accuracy of statements made as part of representations and warranties in the Merger Agreement; and

8.	receipt by each party of an officer’s certificate, certain legal opinions and various closing documents.

The conditions to completion of the merger are subject to waiver by the party benefiting from such condition. The conditions may also be altered by the written agreement of both parties. If these and other conditions are not satisfied or waived, First Merchants and/or CFS may terminate the Merger Agreement. See “THE MERGER—Termination; Waiver; Amendment,” “THE MERGER—Regulatory Approvals,” “THE MERGER—Interests of Certain Persons in the Merger,” “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” and Annex A.

Termination; Waiver; Amendment

First Merchants and CFS may terminate the Merger Agreement at any time before the merger is completed, including after the CFS and First Merchants shareholders have approved the merger, if one of the events which gives the party the right to terminate occurs. The Merger Agreement may be terminated:

1.	by mutual consent of First Merchants and CFS in writing;

2.	by either First Merchants or CFS if there has been a material breach by the other of any of the covenants or any of the representations or warranties set forth in the Merger Agreement, which is not cured within 30 days following written notice given by the non-breaching party to the party committing the breach;

3.	by either First Merchants or CFS if any event, fact or circumstance has occurred with respect to the other party that has had or could be reasonably expected to have a material adverse effect on such party;

4.

by either First Merchants or CFS if the merger has not been completed by December 31, 2013 (or, subject to certain qualifications, if the conditions to the merger cannot be satisfied or fulfilled prior to such date), provided the terminating party is not then in material breach of any representation warranty or covenant and, provided, further, that if the sole impediment to closing is the lack of any necessary regulatory approval, then such termination date shall be extended to January 31, 2014;

5.	by CFS if its Board of Directors determines it must terminate the Merger Agreement and exercise its fiduciary duties after receipt of an unsolicited acquisition proposal from a third party;

6.	by First Merchants if CFS’ Board of Directors withdraws or modifies its recommendation to CFS shareholders to vote for the merger following receipt of a proposal of an acquisition from a third party;

7.	by First Merchants if CFS fails to give First Merchants timely notice of any inquiry by a third party with respect to an acquisition of CFS or Citizens Financial Bank; or

8.	by First Merchants if CFS gives First Merchants notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of CFS or Citizens Financial Bank and those negotiations are not terminated within forty-five (45) days.

Upon termination for any of these reasons, the Merger Agreement will be void and of no further force or effect. However, if either First Merchants or CFS willfully breaches any of the agreements set forth in the Merger Agreement, then the other party will be entitled to recover appropriate damages for the breach. Notwithstanding the foregoing, if First Merchants terminates the Merger Agreement under items 6, 7 or 8 above or if CFS terminates the Merger Agreement in accordance with item 5 above, CFS must pay First Merchants $4,500,000 as a termination fee to reimburse First Merchants for the considerable time and expense invested by First Merchants in furtherance of the merger.

First Merchants and CFS can agree to amend the Merger Agreement and can waive their right to require the other party to adhere to the terms and conditions of the Merger Agreement, where the law allows. However, First Merchants and CFS cannot amend the Merger Agreement after the CFS shareholders approve the merger without their further approval if the amendment would decrease the merger consideration or have a material adverse effect on the CFS shareholders or the tax consequences of the merger to the shareholders of Citizens.

Restrictions Affecting the Parties Prior to Completion of the Merger

The Merger Agreement contains a number of restrictions regarding the conduct of the business of First Merchants, CFS and Citizens Financial Bank until the merger is completed. Among other items, CFS and Citizens Financial Bank may not take any of the following actions, without the prior written consent of First Merchants:

•	make any change to their capital structure, including redemption of shares of common stock;

•	authorize any additional class of stock or issue or authorize the issuance of stock other than issuance of stock to the holders of restricted CFS stock held under a CFS stock option plan;

•

declare or pay any dividends, authorize a stock split or make any other distribution to their shareholders, except that (i) Citizens Financial Bank may pay cash dividends to CFS to pay CFS’ expenses of operation and payment of fees and expenses incurred in connection with the merger, and (ii) CFS may pay a cash dividend of no more than $0.01 per share for any quarter prior to completion, except that no dividend may be paid during the quarter in which the merger is completed, if, during this quarter, CFS shareholders will be entitled to receive dividends on their shares of First Merchants common stock received pursuant to the merger;

•

merge, combine, consolidate or sell their assets or securities to any other person or entity or effect a share exchange or enter into any transaction not in the ordinary course of business, except for the fiduciary obligations of CFS to entertain a superior third party acquisition proposal;

•

incur any liability or obligation, make any commitment, payment or disbursement, enter into any contract or agreement, or acquire or dispose of any property or asset having a fair market value in excess of $100,000 except for payments and disbursements in the ordinary course of business consistent with past practice; property acquired or disposed of in connection with foreclosures of mortgages; or enforcement of security interests and loans in the ordinary course of business;

•	subject any of their assets or properties to any mortgage, lien, or encumbrance, except in the ordinary course of business consistent with past practice;

•

promote or increase or decrease the rate of compensation or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer, or employee of CFS or Citizens Financial Bank, except for promotions and non-material increases in the ordinary course of business and in accordance with their past practices;

•

subject to certain outlined exceptions, execute, create, institute, modify or amend any employee benefit plan or agreement for current or former directors, officers or employees of CFS or Citizens Financial Bank, change the level of benefits or payments under any such employee benefit plan or agreement or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as specifically provided in the Merger Agreement;

•	amend their Articles of Incorporation or By-Laws from those in effect on May 13, 2013;

•

subject to certain outlined exceptions, modify, amend or institute new employment practices or enter into, renew or extend any employment or severance agreement with any present or former directors, officers or employees of CFS or Citizens Financial Bank;

•	give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any common stock of Citizens Financial Bank;

•	fail to maintain Citizens Financial Bank’s allowance for loan losses or any other reserve account in the ordinary course of business and in accordance with sound banking practices; or

•

other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or entity.

In addition, until the merger is consummated or the Merger Agreement is terminated, First Merchants and CFS shall carry on their business diligently and in the ordinary course of business and use their best efforts to preserve their business organizations and existing business relationships intact.

This discussion of the restrictions imposed by the Merger Agreement is not intended to be exhaustive, but includes material restrictions imposed on the parties. Please refer to the Merger Agreement, attached as Annex A, for a complete listing of the restrictions.

Fees and Expenses

First Merchants and CFS will pay their own fees, costs, and expenses incurred in connection with the merger, including the fees of the investment bankers engaged by such party.

Management After the Merger

First Merchants will be the surviving corporation in the merger and CFS’ separate corporate existence will cease. Accordingly, the directors and officers of CFS will no longer serve in such capacities after the completion of the merger. Similarly, First Merchants Bank will be the surviving national bank in the merger with Citizens Financial Bank and Citizens Financial Bank’s separate corporate existence will cease.

The directors of First Merchants and First Merchants Bank immediately prior to the mergers will continue to be the directors of First Merchants and First Merchants Bank following the merger until they resign or until their respective successors are duly elected and qualified.

The officers of First Merchants and First Merchants Bank immediately prior to the merger will continue to be the officers of First Merchants and First Merchants Bank following the mergers until they resign or until their successors are duly elected and qualified. However, Daryl Pomranke will be employed as First Merchants Bank’s Regional President of the “North” Region and Dale Clapp will be employed as its Senior Vice President and Chief Sales Officer of the “North” Region.

Indemnification and Insurance of CFS Directors and Officers

First Merchants has agreed to indemnify and hold harmless each director and officer of CFS and Citizens Financial Bank for six (6) years after the effective time of the merger in connection with any losses arising out of the fact that any such person is or was a director or officer of CFS or Citizens Financial Bank at or prior to the effective time of the merger to the same extent as would have been available under the charter and bylaws of CFS and Citizens Financial Bank.

In addition, First Merchants has agreed to use its reasonable best efforts to include CFS’ and Citizens Financial Bank’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for CFS’ and Citizens Financial Bank’s present and former directors and executive officers, for a period of six (6) years, which will provide the directors and officers with coverage containing terms no less advantageous than the coverage currently provided by CFS and Citizens Financial Bank to such directors and officers for claims based on activity prior to the effective time of the merger. However, First Merchants has no obligation during the six-year period to pay an aggregate amount in premiums which is more than 2 times the current annual amount spent by CFS and Citizens Financial Bank to maintain its current directors’ and officers’ insurance coverage. If First Merchants is unable to obtain the coverage described above, First Merchants has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available.

After the merger, CFS and Citizens Financial Bank’s officers and employees who become officers, directors or employees of First Merchants or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries.

Treatment of Options to Acquire Shares of CFS Common Stock

The Merger Agreement provides that any outstanding options to acquire shares of CFS common stock at the time of the merger shall automatically vest and be converted into the right to acquire shares of First Merchants common stock on the same terms and conditions as were applicable under the terms of the relevant CFS option plan and the relevant award agreement. The number of shares and exercise price of such options shall be adjusted in accordance with the exchange ratio of 0.65.

Employee Benefit Plans

The Merger Agreement provides that the current employees of CFS and Citizens Financial Bank who continue as employees of First Merchants or its subsidiaries following the merger will be entitled to participate in the employee benefit plans of First Merchants. In addition, the Merger Agreement requires First Merchants, to the extent necessary, to amend each of its employee benefit plans in which former CFS and Citizens Financial Bank employees are to participate so that service of such employees with CFS or Citizens Financial Bank will be treated as service with First Merchants for eligibility, vesting, vacation and severance entitlement purposes under such plans, but not for benefit accrual.

Interests of Certain Persons in the Merger

Pursuant to the Merger Agreement, certain persons will receive benefits in addition to their participation as shareholders of CFS:

•

First Merchants Bank will offer two year employment agreements to two current officers of CFS (Daryl D. Pomranke and Dale S. Clapp), to be effective following the effective time of the merger, and the closing of the merger is conditioned upon the signing of those agreements. Under his Employment Agreement, Mr. Pomranke will be paid an annual salary of $260,000 and Mr. Clapp will be paid an annual salary of $195,000. Mr. Pomranke will also be offered $764,342 in retention payments and Mr. Clapp will be offered $180,339. Both Mr. Pomranke and Mr. Clapp will also each receive 6,250 restricted shares of First Merchants common stock (valued at $102,500 assuming a $16.40 per share price) under First Merchants 2009 Long-Term Equity Incentive Plan.

•

Directors and executive officers of CFS and Citizens Financial Bank held stock options that entitled them to purchase, in the aggregate, up to 123,145 shares of CFS’ common stock as of June 30, 2013. Options for 15,000 of these shares would not be exercisable but for the merger. In addition, directors and executive officers of CFS and Citizens Financial Bank hold 45,497 shares of restricted stock. The Merger Agreement provides that these options immediately vest and become exercisable and the restrictions on the restricted stock are lifted upon the effectiveness of the merger. Following the merger, the options will be converted into options to acquire First Merchants common stock applying the exchange ratio listed in the Merger Agreement. The shares of restricted stock will be converted into shares of First Merchants applying the exchange ratio.

•

Certain executive officers of CFS and Citizens Financial Bank have change-in-control agreements or employment agreements that provide for the executive to receive, following a change-in-control, a multiple of the executive’s compensation prior to the change-in-control, subject to certain limitations. Under these agreements, five of such executive officers (including Messrs. Pomranke and Clapp) would be entitled to receive an aggregate of approximately $1.7 million. Messrs. Pomranke and Clapp have agreed to employment agreements and the remaining three officers have agreed to accept retention agreements from First Merchants Bank in exchange for termination of their change in control and employment agreements with CFS and Citizens Financial Bank. As mentioned above, the amount payable to Daryl D. Pomranke through these retention payments is $764,342 and the amount payable to Dale S. Clapp is $180,339.

•

First Merchants has agreed that for a period of six years after the effective time of the merger, it will maintain directors’ and officers’ liability insurance in force for the directors and officers of CFS and Citizens Financial Bank and indemnify those persons, subject to certain conditions in the Merger Agreement.

Voting Agreement

Each member of the Board of Directors of CFS has executed a voting agreement with First Merchants as of the date of the Merger Agreement whereby the directors have agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote all of their shares of CFS common stock and shares owned by certain affiliates over which they have voting control in favor of the merger. The number of shares of common stock subject to this agreement was 1,377,991 which represents 12.1% of CFS’ outstanding shares of common stock as of September 18, 2013.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material federal income tax consequences of the merger to U.S. Holders (as hereinafter defined) of CFS common stock that exchange their shares of CFS common stock for shares of First Merchants common stock. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (Code), the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service (IRS) and case law, all as currently in effect and which are subject to differing interpretations and subject to change at any time by legislative, judicial or administrative action, possibly with retroactive effect. This discussion is limited to U.S. Holders, who hold their shares of CFS common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment).

This discussion does not address the federal income tax consequences of shareholders who are not U.S. Holders, nor does it address all of the tax consequences relevant to certain U.S. Holders including, but not limited to, foreign persons, S corporations, partnerships, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities that use a mark to market method of accounting, persons who hold CFS common stock as part of a straddle, hedge, constructive sale or conversion transaction and persons who acquired their shares of CFS common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified plan. This discussion does not address the tax consequences of the unearned income Medicare contribution tax enacted as part of the Health Care and Education Reconciliation Act of 2010, nor does it address the tax consequences of the merger under state, local or foreign tax laws or the potential application of the alternative minimum tax to a specific shareholder.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of CFS common stock that for U.S. federal income tax purposes is an individual who is a citizen or resident of the U.S., a corporation or entity taxed as a corporation that was organized under the laws of the U.S. or any state or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust that (i) is subject to the supervision of a court within the U.S. and the control of one or more U.S. Persons (as hereinafter defined) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person. For purposes of this discussion, “U.S. Person” shall have the meaning ascribed to it by section 7701(a)(30) of the Code.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” under section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of First Merchants to complete the merger that First Merchants obtain an opinion from the law firm of Bingham Greenebaum Doll LLP that the merger to be effected pursuant to the Merger Agreement constitutes a reorganization under the Code. It is a condition to the obligation of CFS to complete the merger that CFS receive an opinion from the law firm of Vedder Price P.C. that the Merger constitutes a reorganization under the Code and that no gain or loss will be recognized by shareholders of CFS to the extent they receive shares of First Merchants common stock in the merger in exchange for their shares of CFS common stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional share interests.

These opinions will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the Merger Agreement. In rendering the tax opinions, each counsel may require and rely on factual representations of First Merchants and CFS. If any of such assumptions or representations is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. Neither of these opinions will be binding on the IRS. First Merchants and CFS do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

Tax Consequences to First Merchants, First Merchants Shareholders and CFS

No gain or loss will be recognized by First Merchants, First Merchants shareholders or CFS.

Tax Consequences of the Merger to U.S. Holders of CFS Common Stock

In general, a U.S. Holder who receives only First Merchants common stock in exchange for CFS common stock will not recognize any gain or loss on the exchange for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of First Merchants common stock (as discussed below). The aggregate tax basis of First Merchants common stock received by a U.S. Holder in exchange for their CFS common stock (including any fractional shares of First Merchants common stock deemed received and redeemed for cash as described below) will be equal to the U.S. Holder’s aggregate adjusted tax basis in their CFS common stock exchanged. In addition, the holding period of the First Merchants common stock received in the merger (including any fractional shares of First Merchants common stock deemed received and redeemed for cash as described below) generally will include the holding period of CFS common stock surrendered in the exchange. If a U.S. Holder acquired different blocks of CFS common stock at different times or at different prices, the First Merchants common stock received in the merger will be allocated pro rata to each block of CFS common stock, and the basis and holding period of each block of First Merchants common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of CFS common stock exchanged for such block of First Merchants common stock.

A U.S. Holder who receives cash in lieu of fractional shares of First Merchants common stock will be treated as having received such fractional share of First Merchants common stock pursuant to the merger and then as having sold that fractional share of First Merchants common stock for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of First Merchants common stock determined as described above. Any resultant gain or loss will be capital in nature, and will be long-term or short-term, depending on the period of time the exchanged shares of CFS common stock were held. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

U.S. Holders who are “significant holders” are required to file a statement with their U.S. federal income tax return setting forth their tax basis (determined immediately before the merger) in the CFS common stock exchanged in the merger and the fair market value (determined immediately before the merger) of the CFS common stock exchanged in the merger. A “significant holder” is a U.S. Holder who immediately before the merger (i) owned at least 5% of the outstanding stock of CFS by vote or by value or (ii) owned stock of CFS with a tax basis of least $1 million.

All CFS shareholders will be required to retain permanent tax records of the tax basis of CFS common stock exchanged and the First Merchants common stock and cash received in the merger.

This discussion is of a general nature only, is not exhaustive, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Because of the complexity of the tax law and because of the unique tax consequences to the shareholders following the merger, each shareholder is strongly urged to consult such shareholder’s own tax advisor as to the particular tax consequences to such shareholder of the merger, including the applicability and effect of federal, state, local, foreign and other tax laws in such shareholder’s particular circumstances.

UNAUDITED PRO FORMA COMBINED

CONSOLIDATED FINANCIAL INFORMATION

The following is the unaudited pro forma combined financial information for First Merchants and for CFS giving effect to the merger. The information is presented assuming 100% of the outstanding shares of CFS common stock are exchanged for shares of First Merchants common stock in the merger and there are no fractional shares issued. The balance sheet information presented gives effect to the merger as if it occurred on June 30, 2013. The income statement information presented gives effect to the merger as if it occurred on the first day of each period presented.

The pro forma combined figures are simply arithmetical combinations of First Merchants’ and CFS’ separate financial results in order to assist you in analyzing the future prospects of First Merchants. The pro forma combined figures illustrate the possible scope of the change in First Merchants’ historical figures caused by the merger. You should not assume that First Merchants and CFS would have achieved the pro forma combined results if the merger had actually occurred during the periods presented.

The combined company expects to achieve merger benefits in the form of operating cost savings. The pro forma earnings, which do not reflect any potential savings that are expected to result from the consolidation of the operations of First Merchants and CFS, are not indicative of the results of future operations. No assurances can be given with respect to the ultimate level of expense savings. See “FORWARD-LOOKING STATEMENTS” and “RISK FACTORS-The Integration Of CFS’ Business With First Merchants’ Business May Be Difficult.”

The pro forma information reflects the “purchase” method of accounting, with CFS’ assets and liabilities recorded at their estimated fair values as of June 30, 2013. The actual fair value adjustments to the assets and the liabilities of CFS will be made on the basis of appraisals and evaluations that will be made as of the date the merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

You should read the unaudited pro forma combined consolidated financial information in conjunction with the accompanying notes and with CFS’ and First Merchants’ historical financial statements and related notes which are incorporated by reference in this document.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED BALANCE SHEET

AS OF JUNE 30, 2013

(Dollars in Thousands)

	First		Pro forma		Pro forma
	Merchants	CFS	Adjustments		Combined
Assets
Cash and due from banks	$69,404	$16,697	$—		$86,101
Interest bearing deposits		132,929	—		132,929
Fed funds sold			—		—

Cash and cash equivalents	69,404	149,626	—		219,030
Interest-bearing time deposits	59,898	—	—		59,898
Investment securities
Available for sale	584,593	219,931	(1,400	) (3)	803,124
Held to maturity	324,399	12,984	—		337,383

Total investment securities	908,992	232,915	(1,400)		1,140,507
Mortgage loans held for sale	14,531	1,620	—		16,151
Loans	2,920,080	660,072	(31,800	) (3)	3,527,552
			(20,800	) (3)
Allowance for loan losses	(68,202)	(12,660)	12,660	(6)	(68,202)

Net loans	2,866,409	649,032	(39,940)		3,475,501
Premises and equipment	54,165	15,293	(1,800	) (5)	67,658
Federal Reserve and FHLB stock	32,790	6,188	—		38,978
Interest receivable	15,186	2,470	—		17,656
Core deposit intangible	7,384	—	11,000	(7)	18,384
Goodwill	141,375	—	44,022	(4)	185,397
Cash surrender value of life insurance	126,710	36,367	—		163,077
Other real estate owned	11,765	21,878	(5,900	) (5)	27,743
Deferred tax asset	30,959	12,375	14,294	(8)	57,628
Other assets	13,227	5,404	—		18,631

Total Assets	$4,338,264	$1,131,548	$20,276		$5,490,088

Liabilities
Deposits
Noninterest-bearing	$741,095	$110,724	$—		$851,819
Interest-bearing	2,591,698	851,221	—		3,442,919

Total deposits	3,332,793	961,945	—		4,294,738
Borrowings	423,385	49,306	2,800	(3)	475,491
Interest payable	1,150	—	—		1,150
Other liabilities	41,643	9,085	2,486	(2)	60,054
			6,840	(1)

Total Liabilities	3,798,971	1,020,336	12,126		4,831,433
Stockholder’ Equity
Preferred Stock	68,087	—	—		68,087
Cumulative Preferred Stock	125	—	—		125
Common stock	3,600	234	888	(10)	4,488
			(234	) (9)
Additional paid in capital	257,626	187,207	120,960	(10)	378,586
			(187,207	) (9)
Retained earnings	225,034	78,033	(78,033	) (9)	222,548
			(2,486	) (2)
Treasury stock	—	(154,443)	154,443	(9)	—
Accumulated comprehensive income	(15,179)	181	(181	) (9)	(15,179)

Total Stockholders’ Equity	539,293	111,212	8,150		658,655

Total Liabilities and Stockholders’ Equity	$4,338,264	$1,131,548	$20,276		$5,490,088

The accompanying notes are an integral part of the unaudited pro forma combined consolidated condensed financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(Dollars and Share Amounts in Thousands)

	First Merchants	CFS	Proforma Adjustments		Proforma Combined
Interest Income
Loans receivable	$71,407	$15,195	$1,156	(11)	$87,758
Investment securities	12,164	3,324	—		15,488
Other	820	245	—		1,065

Total interest income	84,391	18,764	1,156		104,311

Interest Expense
Deposits	5,490	1,759	—		7,249
Fed funds purchased	12	—	—		12
Securities sold under repurchase agreements	402	—	—		402
Borrowings	2,379	571	(400	) (11)	2,550

Total interest expense	8,283	2,330	(400)		10,213
Net Interest Income	76,108	16,434	1,556		94,098
Provision for loan losses	4,099	1,586	—		5,685

Net interest income after provision for loan losses	72,009	14,848	1,556		88,413

Other Income
Service charges on deposit accounts	5,641	3,168	—		8,809
Fiduciary activities	4,371	—	—		4,371
Other customer fees	5,596	—	—		5,596
Commission income	3,920	—	—		3,920
Earnings on cash surrender value of life insurance	1,310	464	—		1,774
Net gains and fees on sales of loans	4,835	569	—		5,404
Net realized gains/(losses) on sales of available for sale securities	487	376	—		863
Other income	1,776	83	—		1,859

Total other income	27,936	4,660	—		32,596

Other expenses
Salaries and benefits	41,327	8,788	—		50,115
Net occupancy	4,869	1,319	(23	) (13)	6,166
Equipment expenses	3,516	801	—		4,317
Marketing	1,002	584	—		1,586
Outside data processing fees	2,871	1,057	—		3,928
Printing and office supplies	642	—	—		642
Core deposit amortization	770		1,375	(12)	2,145
FDIC Expense	1,418	960	—		2,378
Other real estate and credit related expenses	3,345	364	—		3,709
Other expense	8,682	4,046	—		12,728

Total other expenses	68,442	17,919	1,353		87,714

Income before income tax	31,503	1,589	203		33,295
Income tax expense	8,823	254	71	(14)	9,148

Net Income	22,680	1,335	132		24,147
Preferred stock dividends and discount accretion	(1,709)	—	—		(1,709)

Net Income Available to Common Stockholders	$20,971	$1,335	$132		$22,438

Per Share Data
Basic earnings per common share	$0.73	$0.12	$0.02		$0.63
Diluted earnings per common share	$0.72	$0.12	$0.02		$0.62
Average common shares-basic	28,750	10,765	7,105		35,855
Average common shares-diluted	28,997	10,840	7,113		36,110

The accompanying notes are an integral part of the unaudited pro forma combined consolidated condensed financial information.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

(Dollars and Share Amounts in Thousands)

	First Merchants	CFS	Pro forma Adjustments		Pro forma Combined
Interest Income
Loans receivable	$147,225	$33,049	$2,311	(11)	$182,585
Investment securities	27,216	7,889	—		35,105
Other	1,508	394	—		1,902

Total Interest Income	175,949	41,332	2,311		219,592
Interest Expense
Deposits	14,800	4,794	—		19,594
Fed funds purchased	69	—	—		69
Securities sold under repurchase agreements	907	—	—		907
Borrowings	7,837	1,180	(800	) (11)	8,217

Total Interest Expense	23,613	5,974	(800)		28,787
Net Interest Income	152,336	35,358	3,111		190,805
Provision for loan losses	18,534	4,210	—		22,744

Net Interest Income after Provision for Loan Losses	133,802	31,148	3,111		168,061
Other Income
Service charges on deposit accounts	11,587	6,355	—		17,942
Fiduciary activities	7,891	—	—		7,891
Other customer fees	11,233	—	—		11,233
Commission income	6,224	—	—		6,224
Earnings on cash surrender value of life insurance	3,418	1,080	—		4,498
Net gains and fees on sales of loans	10,628	1,071	—		11,699
Net realized gains/(losses) on sales of available for sale securities	2,389	1,509	—		3,898
Gain on FDIC modified whole bank transaction	9,124	—	—		9,124
Other income	1,808	1,994	—		3,802

Total Other Income	64,302	12,009	—		76,311

Other Expenses
Salaries and benefits	79,398	17,677	—		97,075
Net occupancy	10,186	2,756	(45	) (13)	12,897
Equipment expenses	7,201	1,778	—		8,979
Marketing	2,158	1,362	—		3,520
Outside data processing fees	5,656	1,828	—		7,484
Printing and office supplies	1,169	—	—		1,169
Core deposit amortization	1,927	—	2,750	(12)	4,677
FDIC expense	3,509	1,927	—		5,436
Other real estate and credit-related expenses	8,178	2,510	—		10,688
Other expense	17,733	6,962	—		24,695

Total Other Expenses	137,115	36,800	2,705		176,620

Income before Income Tax	60,989	6,357	406		67,752
Income tax expense	15,867	1,692	142	(14)	17,701

Net Income	45,122	4,665	264		50,051
Preferred Stock dividends and discount accretion	(4,539)	—	—		(4,539)

Net Income Available to Common Stockholders	$40,583	$4,665	$264		$45,512

Per Share Data
Basic earnings per common share	$1.42	$0.43	$0.04		$1.27
Diluted earnings per common share	$1.41	$0.43	$0.04		$1.27
Average common shares-basic	28,633	10,738	7,105		35,738
Average common shares-diluted	28,847	10,795	7,113		35,960

The accompanying notes are an integral part of the unaudited pro forma combined consolidated condensed financial information.

Notes to Unaudited Pro Forma Combined Consolidated Condensed Financial Information

Note 1—Basis of Presentation

First Merchants has agreed to acquire CFS for a fixed exchange ratio of 0.65 shares of First Merchants common stock for each CFS share of common stock. The acquisition will be accounted for under the purchase method of accounting and, accordingly, the assets and liabilities of CFS have been marked to estimated fair value upon conditions as of June 30, 2013. Since these are pro forma statements, we cannot assure that the amounts reflected in these financial statements would have been representative of the actual amounts earned had the companies been combined at the time

Note 2—Pro forma Adjustments Footnotes

(1)	To record accrual by CFS for estimated transaction costs of $6,840,000, net of tax, which includes $1,885,000 (net of tax) related to eliminating the CFS pension plan, $1,185,000 (net of tax) in change of control agreements, $2,665,000 (net of tax) in contract termination costs and $1,105,000 (net of tax) in acquisition costs.
(2)	To record accrual by First Merchants for estimated transaction costs of $2,486,000, net of tax, which includes $1,716,000 (net of tax) in retention and severance expenses, $390,000 (net of tax) in professional fees related to the acquisition and $380,000 in estimated data integration expenses.
(3)	To adjust interest-earning assets and interest-bearing liabilities of CFS to approximate fair value. Adjustment to loans of $52,600,000, investment securities of $1,400,000 and borrowings of $2,800,000.
(4)	To record goodwill generated from the acquisition

Purchase Price:
CFS outstanding shares (as of June 30, 2013)	10,930,541
Conversion ratio	65.00%

Shares of First Merchants stock issued	7,104,852
First Merchants stock price	$17.15

Total stock issued	$121,848,206

(Dollars in thousands)
Total Purchase Price	$121,848
Allocated to:
Historical book value of CFS assets and liabilities	$111,212
CFS estimated transaction costs, net of tax	(6,840)

Adjusted book value of CFS	$104,372

Adjustments to record assets and liabilities at fair value:
Loans, credit mark	$(31,800)
Loans, interest rate mark	(20,800)
CFS Allowance for loan losses write-off	12,660
Securities	(1,400)
Premises and equipment	(1,800)
Core deposits intangible	11,000
Other real estate owned	(5,900)
Deferred taxes	14,294
Borrowings	(2,800)

Total allocation	$(26,546)

Goodwill	$44,022

(5)	To record fair value adjustment to premises and equipment of $1,800,000 and other real estate owned of $5,900,000.
(6)	To eliminate CFS allowance for loan loss of $12,660,000.
(7)	To record core deposit intangible of $11,000,000.
(8)	To record deferred taxes on the purchase accounting adjustments of $14,294,000 using an estimated tax rate of 35%.
(9)	To eliminate CFS equity accounts of $111,212,000.
(10)	To record issuance of 7,104,852 shares of First Merchants stock .

(Dollars in thousands)
Common Stock (7,104,852 shares at stated value of $0.125 per share)	$888
Additional Paid in Capital (7,104,852 shares at $17.025 per share)	120,960

Total stock issued (7,104,852 shares at $17.15 per share)	$121,848

(11)	To record effect of amortization of purchase accounting adjustments of $20,800,000 in loans (interest rate mark only), $2,800,000 in borrowings in a manner that approximates the level yield method.
(12)	To record amortization of core deposit premium utilizing an accelerated method over 7 years.
(13)	To record annual amortization of purchase accounting related to premises and equipment over the estimated life of related assets.
(14)	To record tax effect of purchase accounting adjustments at an effective rate of 35%.

DESCRIPTION OF FIRST MERCHANTS

The following information should be read with the financial statements incorporated by reference into this joint proxy statement-prospectus.

Business

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.”

First Merchants has one full-service bank charter, First Merchants Bank, National Association, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank. First Merchants Bank includes 76 banking locations in 24 Indiana and two Ohio counties. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking. First Merchants also operates First Merchants Insurance Services, Inc., operating as First Merchants Insurance Group, a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana.

As of June 30, 2013, First Merchants had consolidated assets of $4.3 billion, consolidated deposits of $3.3 billion and shareholders’ equity of $539 million. As of June 30, 2013, First Merchants and its subsidiaries had 1,193 full-time equivalent employees.

First Merchants’ principal office is located at 200 East Jackson Street, Muncie, Indiana 47305. Its telephone number is (765) 747-1500.

Incorporation of Certain Information Regarding First Merchants by Reference

The foregoing information concerning First Merchants does not purport to be complete. Certain additional information relating to First Merchants’ business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by First Merchants with the SEC and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100. If you desire copies of any of these documents, you may contact First Merchants at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100.

DESCRIPTION OF CFS

The following information should be read with the financial statements incorporated by reference into this joint proxy statement-prospectus.

Business

CFS is a savings and loan holding company, incorporated under Indiana law and headquartered in Munster, Indiana. CFS’ wholly-owned subsidiary is Citizens Financial Bank, a federal savings bank. Citizens Financial Bank has been operating in Northwest Indiana since 1934 and the southern suburbs of Chicago, Illinois, since 1998. Citizens Financial Bank has 20 full service banking centers located in Lake and Porter counties in Northwest Indiana and Cook and DuPage counties in Illinois. CFS employed 262 full-time equivalent employees at June 30, 2013. Citizens Financial Bank has one wholly-owned subsidiary, WHCC, LLC, which holds certain other real estate owned properties from Citizens Financial Bank.

At June 30, 2013, on a consolidated basis, CFS had assets of approximately $1.1 billion, deposits of approximately $962 million, and shareholders’ equity of approximately $111 million. CFS’ common stock is listed on The NASDAQ Global Market under the symbol “CITZ.”

Incorporation of Certain Information Regarding CFS by Reference

The foregoing information concerning CFS does not purport to be complete. Certain additional information relating to CFS’ business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by CFS with the SEC and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100. If you desire copies of any of these documents, you may contact CFS at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 100.

COMPARISON OF COMMON STOCK

The following summary comparison of First Merchants common stock and CFS common stock includes the material features of such stocks and the material differences in the rights of holders of shares of such stocks. Because this is a summary, it does not contain all of the information that is important to you and is qualified in its entirety by reference to First Merchants’ Articles of Incorporation and By-Laws and CFS’ Articles of Incorporation and By-Laws.

Governing Law

Following the merger, the rights of former CFS shareholders who receive First Merchants common stock in the merger will be governed by the laws of the State of Indiana, the state in which First Merchants is incorporated, and by First Merchants’ Articles of Incorporation and By-Laws. The rights of CFS shareholders are presently governed by the laws of the State of Indiana, the state in which CFS is incorporated, and by CFS’ Articles of Incorporation and By-Laws. The rights of CFS shareholders differ in certain respects from the rights they will have as First Merchants shareholders, including certain preferential rights of preferred stockholders, anti-takeover measures, the vote required for the amendment of certain significant provisions of the Articles of Incorporation and for the approval of certain significant corporate transactions.’’

Authorized But Unissued Shares
First Merchants	CFS

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, of which 28,801,848 shares were outstanding as of
June 30, 2013. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, 34,043 shares of which are currently outstanding and held by the U.S. Department of the Treasury (the “Treasury”) under the Small Business Lending Fund Program. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.

As of June 30, 2013, First Merchants had 570,851 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan; and 130,328 shares of its common

The Articles of Incorporation of CFS authorize the issuance of 85,000,000 shares of common capital stock and 15,000,000 shares of preferred stock. As of September 18, 2013, there were 10,926,562 shares of common stock outstanding (including shares of restricted stock issued under CFS’ current equity incentive plans). No shares of preferred stock are currently outstanding. The CFS Board of Directors may authorize and direct the issuance of shares of common and preferred stock up to the authorized amounts, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. The preferred shares may be issued by the Board of Directors, without prior shareholder approval, in classes with designations, privileges, limitations and rights determined for each class by the Board of Directors of CFS.

stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan. In addition, as of July 31, 2013, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 751,115 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 150,050 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Preferred Stock
First Merchants	CFS

First Merchants currently has 34,043 shares of Series B Preferred Stock outstanding ($34,043,000 liquidation amount). This preferred stock has liquidation and dividend rights superior to the holders of its common stock. The Treasury, as the holder of Series B Preferred Stock, is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate, as a percentage of the liquidation amount, can fluctuate between 1% and 5% on a quarterly basis until April 1, 2015, based upon changes in certain small business lending levels of First Merchants Bank. In addition to the dividend, in the event First Merchants Bank’s level of small business lending has not increased relative to a level set by the Treasury, on January 1, 2014, First Merchants will be subject to an additional lending incentive fee equal to two percent (2%) per annum. From April 1, 2014 through March 31, 2016, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) per annum based upon the increase in small business lending as compared to the Treasury’s enumerated baseline. After March 31, 2016, the dividend rate will increase to nine percent (9%). The Series B Preferred Stock may be redeemed at any time at First Merchants’ option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption, subject to the approval of the Federal Reserve.

CFS has not designated a class of capital stock with preferences superior to the rights of holders of its common stock.

Preemptive Rights
First Merchants	CFS
First Merchants’ Articles of Incorporation do not provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.	CFS’ Articles of Incorporation do not provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.
Dividend Rights
First Merchants	CFS

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•   First Merchants would not be able to pay its debts as they become due in the usual course of business;

•   First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution; or

•   all dividends due and owing on the Series B Preferred Stock have been paid.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s

The holders of common stock of CFS are entitled to dividends and other distributions at such times, in such amounts and forms, from such sources, upon such terms and conditions, in shares of the same class or series or in shares of any other class or series, without consent of the shareholders, if declared by the Board of Directors.

Generally, CFS may not pay a dividend if, after giving effect to the dividend:

•   CFS would not be able to pay its debts as they become due in the usual course of business; or

•   CFS’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.
Voting Rights
First Merchants	CFS

The holders of the outstanding shares of First Merchants common stock are entitled to one vote per share on all matters presented for shareholder vote. First Merchants shareholders do not have cumulative voting rights in the election of directors.

The holders of the Series B Preferred Stock are generally not entitled to vote; provided, however, if dividends due and owing to the holders have not been timely declared or paid, the holders have the right to appoint an observer to the Board of Directors to attend all meetings in a nonvoting observer capacity. If the delinquency continues for six quarters or more, the holders shall have the right to appoint two Directors to First Merchants Board of Directors.

Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject to provision in the corporation’s articles of incorporation requiring a higher percentage vote. First Merchants’ Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a majority of the outstanding voting shares of the entities’ common stock. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions,” on page 96.

The holders of the outstanding shares of CFS common stock are entitled to one vote per share on all matters presented for shareholder vote. CFS shareholders do not have cumulative voting rights in the election of directors.

Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject to provision in the corporation’s articles of incorporation requiring a higher percentage vote.

CFS’ Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a majority of the outstanding voting shares of the entities’ common stock. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions,” on page     .

Articles of Incorporation and Bylaw Amendments
First Merchants	CFS

Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. First

An amendment to the Articles of Incorporation generally may be adopted if the votes cast favoring the amendment exceed the votes cast opposing the amendment except that any amendment that would create dissenters’ rights must be approved by a majority of the votes entitled to be cast.

Merchants’ Articles of Incorporation require a super-majority shareholder vote of 75% of its outstanding shares of common stock for the amendment of certain significant provisions and a majority of its outstanding shares for all other amendments. See “COMPARISON OF COMMON STOCK—Number of Directors and Term of Office,” “COMPARISON OF COMMON STOCK—Removal of Directors,” and “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions.” In addition, any amendment creating a class of preferred stock senior to the Series B Preferred Stock or amending the terms of the Series B Preferred Stock would require the approval of persons holding a majority of the shares of the Series B Preferred Stock.

Indiana law permits a board of directors to amend a corporation’s by-laws unless the articles of incorporation provide otherwise. First Merchants’ By-Laws may generally be amended by an affirmative vote of a majority of the entire Board of Directors. However, several provisions of First Merchants’ By-Laws require two-thirds (2/3) vote of the entire Board of Directors to approve amendments, including the provision regarding removal of directors and setting the number and classes of directors. In addition, First Merchants’ Articles of Incorporation provide that its By-Laws may not be amended to repeal, modify or amend certain provisions of its Articles of Incorporation.

The CFS By-Laws may be amended by the Board of Directors acting by majority vote, without the assent or vote of the shareholders.
Special Meetings of Shareholders
First Merchants	CFS

First Merchants’ By-Laws provide that a special meeting of shareholders may be called by the Board of Directors, the President, at the written request of a majority of the Board of Directors or at the written request of shareholders holding at least one-fourth (1/4) of all shares outstanding and entitled to vote on business for which the meeting is called.

The CFS By-Laws provide that a special meeting of shareholders may only be called by the Board of Directors pursuant to a resolution adopted by at least three-fourths (3/4) of the total number of Directors.

Number of Directors and Term of Office
First Merchants	CFS

First Merchants’ Articles of Incorporation provide that the number of directors shall be set in the By-Laws by the Board of Directors and shall be at least 9 and no more than 21. First Merchants’ Articles of Incorporation also provide for classes of directors with

The Articles of Incorporation of CFS provide that the total number of directors shall be set by the Bylaws, which provide that the number of directors shall be six (6) unless subsequently changed by a resolution of the Board of Directors. The Articles of Incorporation

staggered terms. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock. First Merchants’ By-Laws specify that the number of directors is 10. The By-Laws provide that the number of directors may be amended only by a two-thirds (2/3) vote of the entire Board of Directors. Consistent with its Articles of Incorporation, First Merchants’ By-Laws provide that the Board of Directors is divided into 3 classes with 4 directors in 1 of the classes and 3 directors in the other 2 classes. The directors in each class are elected for 3-year staggered terms. Thus, approximately only one-third (1/3) of First Merchants’ Board of Directors is elected at each annual meeting of shareholders. Because First Merchants’ Board of Directors is divided into classes, a majority of First Merchants’ directors can be replaced only after 2 annual meetings of shareholders. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ By-Laws.	provide that the Board must be divided into three classes as equal in number as possible, each with terms of three (3) years.
Nominations of Director
First Merchants	CFS

Under First Merchants’ By-Laws, only the Nominating and Governance Committee of the Board of Directors may nominate a candidate for the Board of Directors. Shareholders may suggest a person for nomination by sending a notice to the Committee setting forth at a minimum:

•   the name and address of each suggested nominee;

•   the age and principal occupation of each suggested nominee;

•   the total number of shares of First Merchants capital stock held by the notifying shareholder; and

•   the name and residence address of the notifying shareholder.

Nominations for election to the CFS Board of Directors may be made by the CFS Board of Directors, by a committee thereof, or by any CFS shareholder entitled to vote for the election of directors at the meeting. Nominations by a shareholder must be made in writing to the Secretary of CFS not less than one hundred twenty (120) days prior to the anniversary date of the mailing of proxy materials by CFS in connection with the immediately preceding annual meeting.

Each notice must set forth:

•   the name, age, business address and residence address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•   the principal occupation or employment of the nominating shareholder and the person being nominated;

•   the class and number of shares of CFS stock which are held by the nominating shareholder and the person being nominated;

•   a representation that the nominating shareholder intends to appear in person or by proxy at the meeting to nominate the person specified in the notice;

•   a description of all arrangements or understandings between the nominating shareholder and the nominee;

•   such other information regarding the nominating shareholder and the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and

•   the consent of each nominee to serve as a Director of CFS if so elected.

Removal of Directors
First Merchants	CFS

First Merchants’ Articles of Incorporation and By-Laws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares entitled to vote on the election of directors. However, if two-thirds (2/3) of the entire Board of Directors recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on the election of directors at a shareholders meeting. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ By-Laws. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.

The CFS Articles of Incorporation provide that any director or all directors may be removed, but only for cause, by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares entitled to vote generally on the election of directors.

Anti-Takeover Provisions
The anti-takeover measures applicable to First Merchants and CFS described below may have the effect of discouraging a person or other entity from acquiring control of either company. These measures may have the effect of discouraging certain tender offers for shares of their common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.
First Merchants	CFS

Under Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934, such as First Merchants, is prohibited for a period

CFS has elected to not be subject to the “business combination” restrictions and “control share acquisition” protections which govern First Merchants.

of 5 years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the Board of Directors approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its Articles of Incorporation and obtain the protection provided by this provision.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. First Merchants has adopted the protection provided by the business combination provision of Indiana law.

In addition to the business combination provision, Indiana law also contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under this provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires a certain amount of shares, approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquirer may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. First Merchants is subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

Through its Articles of Incorporation, CFS prohibits any person from directly or indirectly acquiring more than 10% of the issued and outstanding shares of any class of its stock, except for offers approved in advance by at least two-thirds of the CFS Board of Directors.

CFS’ Articles of Incorporation also provide that the directors of CFS is divided into three classes, each serving 3-year terms with one class to be elected at each annual meeting of shareholders. CFS’ Articles of Incorporation also provide that directors may only be removed for cause by the affirmative vote of at least eighty percent (80%) of the shares entitled to vote. CFS believes these provisions help prevent hostile shareholders from replacing a majority of the Board of Directors at one time.

CFS’ Articles of Incorporation also provide that holders of at least 80% of the outstanding common stock must approve any business combination not recommended by at least two-thirds of the CFS Directors. Any business combination recommended by at least two-thirds of the CFS Directors only requires the approval of a majority of the shares outstanding.

In addition to the protections afforded by Indiana law, First Merchants’ Articles of Incorporation provide that the directors of First Merchants are divided into 3 classes, each serving 3-year terms with one class to be elected at each annual meeting of shareholders. First Merchants’ Articles of Incorporation also provide that directors may be removed with or without cause by a two-thirds (2/3) vote of the shares entitled to vote. However, if the Board by two-thirds (2/3) vote recommends removal of a director, that director may be removed by a majority of the shares entitled to vote. These provisions help prevent hostile shareholders from replacing a majority of the Board of Directors at one time. In addition, both of these provisions of First Merchants’ Articles of Incorporation regarding directors may only be amended by approval of three-fourths (3/4) of the voting stock.

First Merchants’ Articles of Incorporation also require the approval of the holders of three-fourths (3/4) of the voting stock to approve certain business combinations involving any shareholder holding more than 10% of the voting stock unless the transaction is approved by a two-thirds (2/3) vote of the Board or the shareholders are to receive fair consideration for their shares. “Business combination” is defined to include mergers, consolidations, sales, leases, liquidations, dissolutions, certain reorganizations, and agreements relating to the foregoing. “Fair consideration” generally means, an amount per share equal to the higher of (a) the highest per share price paid for the First Merchants common stock in the 2 years preceding the business combination, and (b) the per share book value for First Merchants common stock. In the event two-thirds (2/3) Board approval is obtained or fair consideration is to be paid, then approval of the business combination would only require the approval of the holders of two-thirds (2/3) of the voting stock. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.

Liquidation Rights
First Merchants	CFS

In the event of any liquidation or dissolution of First Merchants, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of First Merchants’ liabilities and any rights of creditors and holders of shares of First Merchants’ preferred stock then outstanding, including the payment of liquidation

In the event of any liquidation or dissolution of CFS, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of CFS’ liabilities and any rights of creditors and holders of shares of CFS’ preferred stock then outstanding.

value and accrued and unpaid dividends on the outstanding Series B Preferred Stock.
Redemption
First Merchants	CFS

Under Indiana law, First Merchants may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. First Merchants may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, First Merchants may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

In addition, First Merchants may not redeem any shares if it is not then current on dividends to the Series B Preferred Stock holders and maintaining a certain Tier 1 Capital threshold following the redemption. See “COMPARISON OF COMMON STOCK-Dividend Rights.”

Under Indiana law, CFS may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. CFS may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, CFS may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

Director Liability

Under Indiana law, a director of First Merchants or CFS will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless:

•   The director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation; and

•   Such breach or failure to perform constitutes willful misconduct or recklessness.

Indemnification of Directors, Officers and Employees

Under Indiana law and First Merchants’ and CFS’ Articles of Incorporation, either corporation may indemnify any director, officer, employee or agent for any and all liability and expense incurred in connection with a proceeding which such person is involved in by reason of such person’s position with First Merchants or CFS, as applicable, in which (a) the person is wholly successful or (b) the person acted in good faith in what the person reasonably believed to be in or at least not opposed to the best interests of First Merchants or CFS, as applicable. If the proceeding is a criminal proceeding, the person must have had no reasonable cause to believe that the person’s conduct was unlawful. If the person is wholly successful with respect to the claim or proceeding, the indemnification by First Merchants or CFS, as applicable is mandatory. Finally, both First Merchants’ and CFS’ Articles of Incorporation permit the corporation to advance expenses to a person prior to final disposition of the proceeding if the person undertakes to repay any advanced amounts, if it is ultimately determined that he or she is not entitled to indemnification, or if the person furnishes to First Merchants or CFS, as applicable, a written affirmation of the person’s good faith belief that he or she is entitled to indemnification.

LEGAL MATTERS

Certain legal matters in connection with the Merger Agreement will be passed upon for First Merchants by the law firm of Bingham Greenebaum Doll LLP, Indianapolis, Indiana, and for CFS by the law firm of Vedder Price P.C., Chicago, Illinois.

EXPERTS

The audited consolidated financial statements of First Merchants and its affiliates, incorporated by reference into this document, have been audited by BKD, LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon, and have been so incorporated by reference in this document in reliance upon such report of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

The audited consolidated financial statements of CFS and its subsidiaries, incorporated by reference into this document, have also been audited by BKD, LLP, to the extent and for the periods indicated in their report thereon, and have been so incorporated by reference in this document in reliance upon such report of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

Representatives of BKD, LLP are not expected to be present at either the First Merchants or CFS special shareholder meetings.

SHAREHOLDER PROPOSALS

Any proposal which a First Merchants shareholder intended to have presented at the 2014 annual meeting of First Merchants and included in the proxy statement and form of proxy relating to that meeting must have been received by the Secretary of First Merchants at First Merchants’ principal office no later than November 29, 2013, for inclusion in First Merchants’ proxy statement and form of proxy relating to that meeting. Shareholder proposals, if any, intended to be presented at the 2014 annual meeting of First Merchants that were not submitted for inclusion in the proxy statement will be considered untimely unless they were received by the Secretary of First Merchants at First Merchants’ principal office by November 29, 2013.

If the merger takes place, CFS will have no more annual meetings. If the merger does not take place, any proposal which a CFS shareholder intends to have presented at the 2014 annual meeting of CFS and included in the proxy statement and form of proxy relating to that meeting must be received by the Secretary of CFS at CFS’ principal office no later than December 3, 2013, for inclusion in CFS’ 2014 proxy statement and form of proxy relating to that meeting. Shareholder proposals, if any, intended to be presented at the 2014 annual meeting of CFS that are not submitted for inclusion in the proxy statement will be considered untimely unless they were received by the Secretary of CFS at CFS’ principal office by December 3, 2013.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

First Merchants has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the common stock of First Merchants being offered in the merger. This joint proxy statement-prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Merchants and the securities offered by this proxy statement-prospectus, reference is made to the registration statement. Statements contained in this proxy statement-prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Securities and Exchange Commission.

First Merchants and CFS file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy these materials at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain additional information about First Merchants on its website at http://www.firstmerchants.com. You may obtain additional information about CFS on its website at http://www.mybankcitizens.com. However, the contents of those websites are not incorporated by reference in, or otherwise a part of, this proxy statement-prospectus and are not soliciting material.

First Merchants and CFS “incorporate by reference” into this joint proxy statement-prospectus the information in documents they file with the SEC, which means that they can disclose important information to you through those documents. The information incorporated by reference is an important part of this joint proxy statement-prospectus. Some information contained in this joint proxy statement-prospectus updates the information incorporated by reference and some information filed by First Merchants and CFS subsequently with the SEC will automatically update this joint proxy statement-prospectus.

First Merchants incorporates by reference the documents and information listed below:

•	First Merchants’ Annual Report on Form 10-K filed on March 15, 2013;

•	First Merchants’ Quarterly Reports on Form 10-Q filed on May 10, 2013 and August 9, 2013;

•

First Merchants’ Current Reports on Form 8-K filed on January 8, 2013; March 4, 2013 (as amended by a Form 8-K/A on March 5, 2013); April 19, 2013; May 13, 2013 (except with respect to information furnished under Item 7.01 therein); May 14, 2013; July 3, 2013 and August 22, 2013;

•

The description of First Merchants common stock set forth in the registration statement filed by First Merchants pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such description.

First Merchants also incorporates by reference any of its filings with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this joint proxy statement-prospectus and before the date of the First Merchants special shareholder meeting.

You may request, either orally or in writing, a copy of the documents incorporated by reference by First Merchants in this joint proxy statement-prospectus without charge by requesting them in writing or by telephone from First Merchants at the following address and telephone number:

First Merchants Corporation 200 East Jackson Street Muncie, Indiana 47305 Attention: David L. Ortega, Corporate Secretary Telephone: (765) 747-1500

CFS incorporates by reference the documents and information listed below:

•	CFS’ Annual Report on Form 10-K filed on March 4, 2013;

•	CFS’ Quarterly Reports on Form 10-Q filed on May 9, 2013 and August 12, 2013;

•	CFS’ Current Reports on Form 8-K filed on April 26, 2013; May 13, 2013 (except with respect to information furnished under Item 7.01 therein) and May 14, 2013; and

CFS also incorporates by reference any of its filings with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this joint proxy statement-prospectus and before the date of the CFS special shareholder meeting.

You may request, either orally or in writing, a copy of the documents incorporated by reference by CFS in this joint proxy statement-prospectus without charge by requesting them in writing or by telephone from CFS at the following address and telephone number:

CFS Bancorp, Inc. 707 Ridge Road Munster, Indiana 46321 Attention: Monica F. Sullivan, Corporate Secretary Telephone: (219) 836-2960

If you would like to request documents, please do so by October 22, 2013, in order to receive them before the First Merchants and CFS special meetings.

You should rely only on the information incorporated by reference or provided in this joint proxy statement-prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this joint proxy statement-prospectus is accurate as of any date other than the date on the front of this document. If any material change occurs during the period that this joint proxy statement-prospectus is required to be delivered, this joint proxy statement-prospectus will be supplemented or amended.

All information regarding First Merchants in this joint proxy statement-prospectus has been provided by First Merchants, and all information in this joint proxy statement-prospectus regarding CFS has been provided by CFS.

ANNEX A

AGREEMENT OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

CFS BANCORP, INC

AGREEMENT OF REORGANIZATION AND MERGER BETWEEN FIRST MERCHANTS CORPORATION AND CFS BANCORP, INC.

THIS AGREEMENT OF REORGANIZATION AND MERGER (the “Agreement”), is entered as of the 13th day of May, 2013, by and between FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”) and CFS BANCORP, INC., an Indiana corporation (“Citizens”).

W I T N E S S E T H:

WHEREAS, First Merchants is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Muncie, Delaware County, Indiana and with First Merchants Bank, National Association, a national bank (“FMB”) as its wholly-owned subsidiary;

WHEREAS, Citizens is a registered savings and loan holding company under the Home Owners Loan Act of 1933, as amended, with its principal place of business in Munster, Lake County, Indiana, with Citizens Financial Bank, a federal savings bank (the “Bank”) as its wholly-owned subsidiary;

WHEREAS, WHCC, LLC (“WHCC”) is a limited liability company duly organized and existing under the laws of the State of Indiana and is a wholly-owned subsidiary of the Bank (the Bank and WHCC are sometimes collectively referred to herein as the “Subsidiaries”);

WHEREAS, it is the desire of First Merchants and Citizens to effect a series of transactions whereby (i) Citizens will merge with and into First Merchants, (ii) the Bank will merge with and into FMB, and (iii) WHCC will become a wholly-owned subsidiary of FMB; and

WHEREAS, a majority of the entire Boards of Directors of First Merchants, FMB, Citizens and the Bank have approved this Agreement, designated it as a plan of reorganization within the provisions of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and authorized its execution.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, First Merchants and Citizens hereby make this Agreement and prescribe the terms and conditions of the merger of Citizens with and into First Merchants and the Bank with and into FMB and the mode of carrying the transactions into effect as follows:

SECTION 1

THE MERGERS

1.1 Citizens Merger. Subject to the terms and conditions of this Agreement, on the Effective Date (as defined in Section 11 hereof), Citizens shall be merged with and into First Merchants, which shall be the “Continuing Company” and shall continue its corporate existence under the laws of the State of Indiana, pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law and particularly Indiana Code § 23-1-40 (the “Merger”).

1.2 Bank Merger. Subject to the terms and conditions of this Agreement, on the Effective Date and immediately after the Merger, the Bank shall be merged with and into FMB pursuant to the terms and conditions of the Agreement and Plan of Merger attached hereto as Exhibit A (the “Bank Merger Agreement”) and otherwise in accordance with 12 USC 215c, together with any regulations promulgated thereunder (the “Bank Merger”).

1.3 Right to Revise Mergers. The parties may, at any time, change the method of effecting the Merger or the Bank Merger if and to the extent the parties deem such change to be desirable, including, without limitation, to provide for the merger of Citizens into a wholly-owned subsidiary of First Merchants and/or the merger of the Bank and WHCC or either of them into FMB or wholly-owned subsidiaries of First Merchants or FMB; provided, however, that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of Citizens specified in Section 3 hereof as a result of the Merger, except in accordance with the terms of Section 3 hereof; (b) adversely affect the tax treatment to the shareholders of Citizens; or (c) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 2

EFFECT OF THE MERGER

Upon the Merger becoming effective:

2.1 General Description. The separate existence of Citizens shall cease and the Continuing Company shall possess all of the assets of Citizens and all of its rights, privileges, immunities, powers, and franchises and shall be subject to and assume all of the duties, obligations and liabilities of Citizens.

2.2 Name, Offices, and Management. The name of the Continuing Company shall continue to be “First Merchants Corporation.” Its principal office shall be located at 200 E. Jackson Street, Muncie, Indiana. The Board of Directors of the Continuing Company, until such time as their successors have been elected and qualified, shall consist of the current Board of Directors of First Merchants. The officers of First Merchants immediately prior to the Effective Date shall continue as the officers of the Continuing Company.

2.3 Capital Structure. The amount of capital stock of the Continuing Company shall not be less than the capital stock of First Merchants immediately prior to the Effective Date increased by the amount of capital stock issued in accordance with Section 3 hereof.

2.4 Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of the Continuing Company shall be those of First Merchants immediately prior to the Effective Date until the same shall be further amended as provided therein or by law.

2.5 Assets and Liabilities. The title to all assets, real estate and other property owned by First Merchants and Citizens shall vest in the Continuing Company without reversion or impairment. All liabilities of Citizens shall be assumed by the Continuing Company.

2.6 Additional Actions. If, at any time after the Effective Date, the Continuing Company shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Continuing Company its right, title or interest in, to or under any of the rights, properties or assets of Citizens or the Subsidiaries, or (b) otherwise carry out the purposes of this Agreement, Citizens and the Subsidiaries and their respective officers and directors shall be deemed to have granted to the Continuing Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Continuing Company and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Continuing Company are authorized in the name of Citizens or the Subsidiaries or otherwise to take any and all such action.

SECTION 3

CONSIDERATION TO BE

DISTRIBUTED TO SHAREHOLDERS OF CITIZENS

3.1 Consideration. Upon and by reason of the Merger becoming effective, each shareholder of Citizens of record on the Effective Date shall be entitled to receive, in exchange for each share of Citizens common stock, $0.01 par value per share (“Citizens Common Stock”) held by such shareholder, 0.65 (the “Exchange Ratio”) share of First Merchants’ common stock, $0.125 stated value per share (“First Merchants Common Stock”). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.4.

3.2 Treatment of Shares of Restricted Stock; Exchange of Options.

(a) As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of shares of restricted stock (“Restricted Stock”) issued under any Citizens’ stock option plan as set forth in Section 5.3(d) of the Citizens Disclosure Letter, all shares of Restricted Stock outstanding immediately prior to the Effective Date shall fully vest and the holder of each share of Restricted Stock shall be entitled to receive such number of shares of First Merchants Common Stock equal to the number of shares of Restricted Stock multiplied by the Exchange Ratio. In addition, pursuant to the provisions of Section 3.3 below, a holder of shares of Restricted Stock will receive cash in lieu of receiving any fractional share amount resulting from the exchange of shares of Restricted Stock for shares of First Merchants Common Stock.

(b) As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of any outstanding option to purchase shares of Citizens Common Stock granted by Citizens or its predecessors (each, a “Citizens Option”) pursuant to Citizens’ existing stock option plans listed in Section 5.3(d) of the Citizens Disclosure Letter (the “Citizens Option Plans”), each Citizens Option that is outstanding and unexercised immediately prior to the Effective Date shall cease to represent a right to acquire shares of Citizens Common Stock and shall be converted automatically into the right to acquire shares of First Merchants Common Stock (a “Converted Option”), on the same terms and conditions as were applicable under the terms of the Citizens Option Plan under which the Citizens Option was granted and the applicable award agreement thereunder, including, but not limited to, vesting, such number of shares of First Merchants Common Stock and at such an exercise price per share determined as follows:

(i) The number of shares of First Merchants Common Stock subject to a Converted Option shall be equal to the product of (A) the number of shares of Citizens Common Stock purchasable upon exercise of the Citizens Option and (B) the Exchange Ratio, the product being rounded down to the nearest whole share; and

(ii) The exercise price per share of First Merchants Common Stock purchasable upon exercise of a Converted Option shall be equal to (A) the exercise price per share of Citizens Common Stock under the Citizens Stock Option divided by (B) the Exchange Ratio, the quotient being rounded up to the nearest cent.

(c) As soon as practicable after the Closing Date, First Merchants will provide each holder of a Converted Option with a letter confirming the number of shares of First Merchants Common Stock, exercise price and other relevant terms and conditions of the Converted Option.

3.3 No Fractional First Merchants Common Shares. Certificates for fractional shares of First Merchants Common Stock shall not be issued in respect of fractional interests arising from the Exchange Ratio. Each Citizens shareholder who would otherwise have been entitled to a fraction of a share of First Merchants Common Stock, upon surrender of all such shareholder’s certificates representing Citizens Common Stock, shall be paid in cash (without interest), rounded to the nearest whole cent, determined by multiplying the First Merchants Average Price (as defined below) by the fractional share of First Merchants Common Stock to which such former Citizens shareholder would otherwise be entitled. No such shareholder of Citizens shall be entitled to dividends, voting rights or any other rights in respect of any fractional share. The term “First Merchants Average Price” shall mean the average closing price of First Merchants Common Stock as reported by Bloomberg, L.P. for the ten (10) days that First Merchants Common Stock trades on the NASDAQ Global Select Market preceding the second (2nd) calendar day prior to the Effective Date (the “Determination Date”). The First Merchants Average Price shall be appropriately and proportionately adjusted to reflect any share adjustment as contemplated by Section 3.4 hereof.

3.4 Recapitalization. If, between the date of this Agreement and the Effective Date, First Merchants issues a stock dividend with respect to its shares of common stock, combines, subdivides, or splits up its outstanding shares or takes any similar recapitalization action, then the Exchange Ratio shall be adjusted so that each Citizens shareholder shall receive such number of shares of First Merchants Common Stock as represents the same percentage of outstanding shares of First Merchants Common Stock at the Effective Date as would have been represented by the number of shares of First Merchants Common Stock such shareholder would have received if the recapitalization had not occurred.

3.5 Distribution of First Merchants’ Common Stock and Cash.

(a) Each share of common stock of First Merchants outstanding immediately prior to the Effective Date shall remain outstanding unaffected by the Merger.

(b) On or prior to the Effective Date, First Merchants shall (i) authorize the issuance of and shall make available to American Stock Transfer as exchange agent hereunder (the “Exchange Agent”), for the benefit of the registered shareholders of Citizens Common Stock for exchange in accordance with this Section 3, certificates for shares (or book entry of shares) of First Merchants Common Stock (the “First Merchants Stock Certificates”) to be issued pursuant to Section 3.1, and (ii) shall deposit with the Escrow Agent sufficient cash for payment of cash in lieu of any fractional shares of First Merchants Common Stock in accordance with Section 3.3. Such First Merchants Stock Certificates and cash are referred to in this Section 3 as the “Conversion Fund.” First Merchants shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(c) Within three (3) business days following the Effective Date, First Merchants shall mail to each Citizens shareholder a letter of transmittal (the “Letter of Transmittal”) providing instructions as to the transmittal to the Exchange Agent of certificates representing shares of Citizens Common Stock and the issuance of shares of First Merchants Common Stock and cash in exchange therefor pursuant to the terms of this Agreement. Distribution of stock certificates representing First Merchants Common Stock for Citizens Common Stock and for cash payments for fractional shares shall be made by First Merchants to each former shareholder of Citizens within ten (10) business days following the later of the Effective Date or the date of such shareholder’s delivery to the Exchange Agent of such shareholder’s certificates representing Citizens Common Stock, accompanied by a properly completed and executed Letter of Transmittal. Interest shall not accrue or be payable with respect to any cash payments.

(d) Following the Effective Date, stock certificates representing Citizens Common Stock shall be deemed to evidence only the right to receive such number of shares of First Merchants Common Stock as determined in accordance with Section 3.1 above (for all corporate purposes other than the payment of dividends) and cash for fractional shares, as applicable. No dividends or other distributions otherwise payable subsequent to the Effective Date on shares of First Merchants Common Stock shall be paid to any shareholder entitled to receive the same until such shareholder has surrendered such shareholder’s certificates for Citizens Common Stock to the Exchange Agent in exchange for certificates representing First Merchants Common Stock and cash for fractional shares, as applicable. Upon surrender or compliance with the provisions of Section 3.5(b), there shall be paid to the record holder of the new certificate(s) evidencing shares of First Merchants’ common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such common stock.

(e) From and after the Effective Date, there shall be no transfers on the stock transfer books of Citizens of any shares of Citizens Common Stock.

(f) Any portion of the Conversion Fund that remains unclaimed by the shareholders of Citizens for twelve months after the Effective Date shall be paid to First Merchants, or its successors in interest. Any shareholders of Citizens who have not theretofore complied with this Section 3 shall thereafter look only to First Merchants, or its successors in interest, for the issuance of certificates representing shares of First Merchants Common Stock and the payment of cash in lieu of any fractional shares and any unpaid dividends and distributions on First Merchants Common Stock deliverable in respect of each share of Citizens Common Stock such shareholder holds as determined pursuant to this Agreement. Notwithstanding the foregoing, none of First Merchants, the Exchange Agent or any other person shall be liable to any former holder of shares of Citizens Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) First Merchants shall be entitled to rely upon the stock transfer books of Citizens to establish the persons entitled to receive cash and shares of First Merchants Common Stock, which books, in the absence of actual knowledge by First Merchants of any adverse claim thereto, shall be conclusive with respect to the ownership of such stock.

(h) With respect to any certificate for Citizens Common Stock which has been lost, stolen, or destroyed, First Merchants shall be authorized to issue First Merchants Common Stock to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the Citizens’ shareholder with all procedures historically required by Citizens in connection with lost, stolen, or destroyed certificates.

SECTION 4

DISSENTERS’ RIGHTS

Shareholders of Citizens and First Merchants are not entitled to dissenters’ rights under Indiana Code § 23-1-44, as amended, because the shares of Citizens common stock are traded on the NASDAQ Global Market and the shares of First Merchants common stock are traded on the NASDAQ Global Select Market.

SECTION 5

REPRESENTATIONS AND WARRANTIES OF CITIZENS

Citizens hereby makes the representations and warranties set forth below to First Merchants with respect to itself and the Subsidiaries. For the purposes of this Section 5, a “Citizens Disclosure Letter” is defined as the letter referencing Section 5 of this Agreement which shall be prepared by Citizens and delivered to First Merchants contemporaneously with the execution of this Agreement.

5.1 Organization and Authority. Citizens is a corporation duly organized and validly existing under the laws of the State of Indiana, the Bank is a federal savings bank duly organized and validly existing under the laws of the United States of America and WHCC is a limited liability company duly organized and validly existing under the laws of the State of Indiana. Citizens, the Bank and WHCC have the power and authority (corporate and otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. Citizens’ only directly owned subsidiary is the Bank. Other than WHCC, which is a wholly-owned subsidiary of the Bank, Citizens has no indirect subsidiaries. The Bank is subject to primary federal regulatory supervision and regulation by the Office of the Comptroller of the Currency (the “OCC”).

5.2 Authorization.

(a) Citizens has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to satisfaction of the conditions precedent in Section 9. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Citizens, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The Board of Directors of the Bank and Citizens, as its sole shareholder, have approved the Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the Citizens Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, does or will (i) conflict with, result in a breach of, or constitute a default under Citizens’ or any Subsidiary’s organizational documents; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which Citizens or any Subsidiary is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of Citizens or any of the Subsidiaries; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which Citizens or any of the Subsidiaries is subject or bound, the result of which would have a Material Adverse Effect; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Citizens or any of the Subsidiaries is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purpose of this Agreement, a “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations or business of Citizens and its Subsidiaries taken as a whole, or First Merchants and FMB taken as a whole, as applicable or (ii) would materially impair the ability of Citizens or First Merchants, as applicable, to perform its obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of Citizens and the Bank, or First Merchants and FMB, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation any payments made by Citizens to fund the Pentegra Defined Benefit Plan identified in Item 1 of Section 5.13(a) of the Citizens Disclosure Letter, and payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by this Agreement and disclosed to the other party hereto, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Citizens and its Subsidiaries, or First Merchants and FMB, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants Common Stock or Citizens Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants or Citizens, as applicable (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than the filing of Articles of Merger with the Indiana Secretary of State for the Merger and in connection or in compliance with the banking regulatory approvals contemplated by Section 9.4 and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Citizens of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 5.2(c) above and except as set forth in the Citizens Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by Citizens of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

5.3 Capitalization.

(a) As of the date of this Agreement, Citizens has (i) 85,000,000 shares of Citizens Common Stock authorized, 10,934,597 shares of which are issued and outstanding, and (ii) 15,000,000 shares of preferred stock, $0.01 par value per share, authorized, none of which are outstanding. Such issued and outstanding shares of Citizens Common Stock have been duly and validly authorized by all necessary corporate action of Citizens, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. Citizens has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(a) and, except as set forth in the Citizens Disclosure Letter, Citizens has no intention or obligation to authorize or issue additional shares of its capital stock.

(b) As of the date of this Agreement, the Bank has 100 shares of common stock, $0.01 par value per share, authorized and all of such shares are issued and outstanding and held by Citizens. Such issued and outstanding shares of Bank common stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Bank shareholders. All of the issued and outstanding shares of Bank common stock are owned by Citizens, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(b) and has no intention or obligation to authorize or issue any other shares of capital stock.

(c) All of the outstanding membership interests of WHCC are owned directly by the Bank. Such interests have been duly and validly authorized by all necessary company action, are validly issued, and have not been issued in violation of any preemptive rights. Such interests are owned by the Bank, free and clear of any liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. WHCC does not have any other membership interest, issued or outstanding except as set forth in the

Citizens Disclosure Letter, and does not have any intention or obligation to authorize or issue any other membership interest.

(d) Except as set forth in the Citizens Disclosure Letter, there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock or any debt securities, of Citizens or any Subsidiary by which Citizens or any Subsidiary is or may become bound. Neither Citizens nor any Subsidiary has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock.

(e) Except as set forth in the Citizens Disclosure Letter, to the knowledge of Citizens’ Management (as defined below), no person or entity beneficially owns 5% or more of Citizens’ outstanding common shares.

5.4 Organizational Documents. The respective Articles of Incorporation, Charter, Articles of Organization, By-Laws and Operating Agreement, as applicable, of Citizens and each Subsidiary have been delivered to First Merchants and represent true, accurate and complete copies of such corporate documents of Citizens and each Subsidiary in effect as of the date of this Agreement.

5.5 Compliance with Law. Neither Citizens nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of Citizens’ Management could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on Citizens. Citizens and each Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption, except where the failure to possess such licenses or other authorizations would not be reasonably expected to have a Material Adverse Effect on Citizens, and such licenses, franchises, permits and authorizations shall be transferred to First Merchants on the Effective Date without any material restrictions or limitations thereon or the need to obtain any consents of third parties. Except as set forth in the Citizens Disclosure Letter, neither Citizens nor any of the Subsidiaries are subject to any agreement or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of Citizens or any Subsidiary. Except as set forth in the Citizens Disclosure Letter, the Bank has not received any notice of enforcement actions or criticisms since January 1, 2010 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the Citizens Disclosure Letter, Citizens has not received any notice of enforcement actions or criticisms from any regulatory agency or government authority relating to its compliance with any securities laws applicable to Citizens.

5.6 Litigation and Pending Proceedings. Except as set forth in the Citizens Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of Citizens’ Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does Citizens’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of Citizens’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to Citizens or any Subsidiary as a result of an examination by any regulatory agency or body.

5.7 Financial Statements.

(a) Citizens’ consolidated audited balance sheets as of the end of the two fiscal years ended December 31, 2012 and 2011, the unaudited consolidated balance sheet for the three months ended March 31, 2013 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”) present fairly the consolidated financial condition or position of Citizens as of the respective dates thereof and the consolidated results of operations of Citizens for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since March 31, 2013 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that the Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming the Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming the Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if the Bank is not able to enforce any such security interest or mortgage.

5.8 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the Citizens Disclosure Letter, since March 31, 2013, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the Citizens Disclosure Letter, between the period from March 31, 2013 to the date of this Agreement, Citizens and each Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Citizens’ common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of Citizens or any Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for Citizens’ common shares.

5.9 Absence of Undisclosed Liabilities. Except as set forth in the Citizens Disclosure Letter, neither Citizens nor any Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than $100,000 per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices.

5.10 Title to Assets.

(a) Citizens and each Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the March 31, 2013 Financial Information, good and marketable title to all other properties and assets which Citizens or any Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in Citizens’ or any Subsidiary’s business, and good and marketable title to all property and assets acquired since March 31, 2013, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by Citizens or any Subsidiary of such properties and assets is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

5.11 Loans and Investments.

(a) Except as set forth in the Citizens Disclosure Letter, there is no loan of the Bank in excess of $250,000 that has been classified by Citizens, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of the Bank in excess of $250,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. The Bank’s report of classified assets and all loans in excess of $250,000 that Citizens’ Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the Citizens Disclosure Letter.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information are adequate in the judgment of management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the Citizens Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by Citizens or any Subsidiary since March 31, 2013 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Citizens or any Subsidiary to dispose freely of such investment at any time. Except as set forth in the Citizens Disclosure Letter, neither Citizens nor any Subsidiary is a party to any repurchase agreements with respect to securities.

5.12 Employee Benefit Plans.

(a) The Citizens Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by Citizens or any entity, trade or business that, together with Citizens, would be treated as a single employer under the provisions of Code Sections 414(b), (c), (m) or (o) (“Citizens ERISA Affiliate”), and covers any employee, director or former employee or director of Citizens or any Citizens ERISA Affiliate under which Citizens or any Citizens ERISA Affiliate has any liability. The Citizens Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by Citizens or any Citizens ERISA Affiliate since January 1, 2008. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Merchants together with the three most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of Citizens’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no

“reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject Citizens to material taxes or penalties. Neither Citizens nor any Citizens ERISA Affiliate has any material liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of Citizens’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to Citizens or any Citizens ERISA Affiliate.

(e) Each of the Employee Plans which is intended to be qualified under Code Section 401(a) has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the Citizens Disclosure Letter, Citizens and/or any Citizens ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS (or are otherwise relying on an opinion letter issued to a prototype plan sponsor) and has furnished to First Merchants copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Code Section 401(a).

(f) With respect to the employee stock ownership plan portion of the Citizens Financial Bank 401(k) Retirement Plan (the “ESOP”), except as set forth on the Citizens Disclosure Letter: (i) the ESOP constitutes a qualified plan within the meaning of Section 401(a) of the Code and the trust is exempt from federal income tax under Section 501(a) of the Code; (ii) the ESOP has been maintained and operated in substantial compliance in all material respects with all applicable provisions of Sections 409 and 4975 of the Code and the regulations and rulings thereunder; (iii) any contributions required by such plan have been made or will be made on a timely basis; and (iv) no termination, partial termination or discontinuance of contributions has occurred without a determination by the IRS that such action does not affect the tax-qualified status of such ESOP. To the extent any employer securities in the ESOP are held as part of a unitized fund, to the knowledge of Citizens’ Management, there has been no breach of fiduciary duty nor any prohibited transaction with respect to such fund or the administration thereof under sections 404 and 406 of ERISA, respectively.

(g) No facts or circumstances exist that may subject Citizens, or any Citizens ERISA Affiliate, to any liability under ERISA Sections 4062, 4063 or 4064. Neither Citizens nor any Citizens ERISA Affiliate ever has engaged in any transaction within the meaning of ERISA Section 4069. Except as disclosed in the Citizens Disclosure Letter, there exist no facts or circumstances which could subject Citizens, or any Citizens ERISA Affiliate thereof, to withdrawal liability within the meaning of ERISA Section 4201 or to contingent withdrawal liability under ERISA Section 4204. Neither Citizens nor any Citizens ERISA Affiliate ever has been a party to a transaction within the meaning of ERISA Section 4212(c).

(h) No Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to Citizens or any Citizens ERISA Affiliate.

(i) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of Citizens’ Management, have been threatened to be filed in a court of law.

(j) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of Citizens or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(k) To the knowledge of Citizens’ Management, no event has occurred that would cause the imposition of the tax described in Code Section 4980B on Citizens. To the knowledge of Citizens’ Management, Citizens has materially complied with all requirements of ERISA Section 601, as applicable, with respect to any Employee Plan.

(l) The Citizens Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by Citizens or any Subsidiary and (iii) covers any employee, director or former employee or director of Citizens or any Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “Benefit Arrangements.” Each of the Benefit Arrangements has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements.

(m) Except as set forth in the Citizens Disclosure Letter or as required by applicable law, neither Citizens nor any Citizens ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of Citizens or any Citizens ERISA Affiliate.

(n) Except as set forth in the Citizens Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by Citizens or any Citizens ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement administered by Citizens or any Citizens ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2012.

(o) Except as otherwise provided in the Citizens Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(p) With respect to any nonqualified deferred compensation plan that is subject to Code Section 409A, such plan has been identified on the Citizens Disclosure Letter.

5.13 Obligations to Employees. Except as set forth in the Citizens Disclosure Letter, all accrued obligations and liabilities of Citizens and any Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by Citizens or any Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by Citizens or any Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not materially adversely affect the business, prospects, condition (financial or otherwise), results of operations or assets of Citizens and the Subsidiaries, taken as a whole. Except as set forth in the Citizens

Disclosure Letter, all obligations and liabilities of Citizens and the Subsidiaries, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefore have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 5.13 are correctly and accurately reflected and accounted for in the books, statements and records of Citizens and the Subsidiaries, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

5.14 Taxes, Returns and Reports. Except as set forth in the Citizens Disclosure Letter, Citizens and the Subsidiaries have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the Financial Information is adequate to cover all of Citizens’ and the Subsidiaries’ tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to March 31, 2013. Neither Citizens nor the Bank has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from March 31, 2013, up to and including the Effective Date, except to the extent reflected on their Financial Information or on financial statements of Citizens or any Subsidiary subsequent to such date and as set forth in the Citizens Disclosure Letter. Neither Citizens nor any Subsidiary has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the Citizens Disclosure Letter, none of the federal, state, or local tax returns of Citizens or any Subsidiary have been audited by any taxing authority during the past five (5) years.

5.15 Deposit Insurance. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) in accordance with the Federal Deposit Insurance Act, and the Bank has paid all premiums and assessments with respect to such deposit insurance.

5.16 Reports. Since January 1, 2011, Citizens and each Subsidiary have timely filed all reports, registrations and statements, together with any required amendments thereto, that Citizens or any Subsidiary was required to file with (i) the OCC, (ii) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (iii) the Office of Thrift Supervision; (iv) the FDIC, or (iii) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “Regulatory Authorities”), having jurisdiction over the affairs of Citizens or any Subsidiary except where such failure would not have a Material Adverse Effect. All such reports filed by Citizens and the Subsidiaries complied in all material respects with all applicable rules and regulations promulgated by the applicable Regulatory Authorities and are true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with regulatory accounting principles applied on a consistent basis. Except as set forth in the Citizens Disclosure Letter, there is no unresolved violation with respect to any report or statement filed by, or any examination of, Citizens or the Bank.

5.17 Absence of Defaults. Neither Citizens nor any Subsidiary is in violation of its charter documents or By-Laws or to the knowledge of Citizens’ Management in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to Citizens’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

5.18 Tax and Regulatory Matters. Neither Citizens nor the Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

5.19 Real Property.

(a) A list of the locations of each parcel of real property owned by Citizens or the Bank (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by Citizens or the Bank for disposition as required by law) is set forth in the Citizens Disclosure Letter under the heading of “Citizens Owned Real Property” (such real property being herein referred to as the “Citizens Owned Real Property”). A list of the locations of each parcel of real property leased by Citizens or the Bank is also set forth in the Citizens Disclosure Letter under the heading of “Citizens Leased Real Property” (such real property being herein referred to as the “Citizens Leased Real Property”). Citizens shall update the Citizens Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the Citizens Owned Real Property and the Citizens Leased Real Property are herein referred to as the “Citizens Real Property.”

(b) There is no pending action involving Citizens or the Bank as to the title of or the right to use any of the Citizens Real Property.

(c) Neither Citizens nor the Bank has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) None of the buildings, structures or other improvements located on the Citizens Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) None of the buildings, structures or improvements located on the Citizens Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of Citizens, threatened, with respect to any such building, structure or improvement. The Citizens Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the Leased Property, to the extent required to be maintained by Citizens or the Bank) in accordance with reasonable and prudent business practices applicable to like facilities. The Citizens Real Property has been used and operated in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information or with respect to such easements, liens, defects or encumbrances as do not individually or in the aggregate materially adversely affect the use or value of the Citizens Owned Real Property, Citizens and the Bank have, and at the Closing Date will have, good and marketable title to their respective Citizens Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the Citizens Disclosure Letter and to the knowledge of Citizens’ Management, neither Citizens nor the Bank has caused or allowed the generation, treatment, storage, disposal or release at any Citizens Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the Citizens Disclosure Letter and to the knowledge of Citizens’ Management, there are no underground storage tanks located on, in or under any Citizens Owned Real Property and no such Citizens Owned Real Property has previously contained an underground storage tank. Except as set forth in the Citizens Disclosure Letter and to the knowledge of Citizens’ Management, neither Citizens nor the Bank own or operate any underground storage tank at any Citizens Leased Real Property and no such Citizens Leased Real Property has previously contained an underground storage tank. To the knowledge of Citizens Management, no Citizens Real Property is or has been listed on the CERCLIS.

(i) Except as set forth in the Citizens Disclosure Letter and to the knowledge of Citizens’ Management, , no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any Citizens Real Property nor, to the knowledge of Citizens’ Management, are there any other conditions or circumstances affecting any Citizens Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of Citizens Management, the Citizens Real Property is not “property” within the definition of Indiana Code 13-11-2-174. To the knowledge of Citizens’ Management, neither Citizens nor the Bank is required to provide a “disclosure document” to First Merchants as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (I.C. § 13-25-3-1 et seq.).

(k) To the knowledge of Citizens’ Management, there are no mechanic’s or materialman’s liens against the Leased Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the Leased Property in respect of which liens may or could be filed against the Leased Property.

5.20 Securities Law Compliance. Citizens’ common shares are traded on the NASDAQ Global Market under the symbol of “CITZ.” Citizens has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2011, Citizens has filed all reports and other documents required to be filed by it under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Securities Act of 1933, as amended (the “1933 Act”), including Citizens’ Annual Report on Form 10-K for the year ended December 31, 2012, copies of which have previously been delivered to First Merchants. Since January 1, 2011, all such Securities and Exchange Commission filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

5.21 Broker’s or Finder’s Fees. Except for River Branch Capital LLC, no agent, broker or other person acting on behalf of Citizens or any Subsidiary or under any authority of Citizens or any Subsidiary is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

5.22 Shareholder Rights Plan. Neither Citizens nor the Bank has a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Citizens or the Bank or which may be considered an anti-takeover mechanism.

5.23 Indemnification Agreements. Except as set forth in the Citizens Disclosure Letter, neither Citizens nor the Bank is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation, Articles of Association or By-Laws of Citizens and the Bank.

5.24 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 5 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter Citizens and the Subsidiaries and all directors and officers of Citizens and the Subsidiaries shall have no further liability with respect thereto.

SECTION 6

REPRESENTATIONS AND WARRANTIES OF FIRST MERCHANTS

First Merchants hereby makes the following representations and warranties set forth below to Citizens with respect to itself and FMB. For the purposes of this Section, “First Merchants Disclosure Letter” is defined as a letter referencing Section 6 of this Agreement which shall be prepared by First Merchants and delivered to Citizens contemporaneous with the execution of this Agreement.

6.1 Organization and Qualification. First Merchants is a corporation duly organized and validly existing under the laws of the State of Indiana and FMB is a national bank duly organized and validly existing under the laws of the United States of America. Each has the corporate power and authority to conduct its business in the manner and by the means utilized as of the date hereof. First Merchants and FMB have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Merchants’ only subsidiaries are FMB and the other entities listed on Exhibit 21 to First Merchants’ Annual Report on Form 10-K as of and for the period ending December 31, 2012 (the “First Merchant Subsidiaries”). FMB is subject to primary federal regulatory supervision and regulation by the OCC.

6.2 Authorization.

(a) First Merchants and FMB have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder subject to the conditions precedent set forth in Section 9. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of First Merchants and FMB, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights The Board of Directors of First Merchants and FMB have approved the Merger and Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the First Merchants Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof does or will (i) conflict with, result in a breach of, or constitute a default under either First Merchants’ or FMB’s Articles of Incorporation, Articles of Association or By-laws; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, mortgage, security agreement, contract, arrangement, or commitment, to which either First Merchants or FMB is subject or bound, the result of which would materially affect the business or financial condition of First Merchants and its subsidiaries, taken as a whole; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, claim, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either First Merchants or FMB; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, mortgage, security agreement, contract, arrangement, or commitment to which First Merchants or FMB is a party or by which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect on First Merchants; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, either First Merchants or FMB is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, mortgage, security agreement, contract, arrangement, or commitment.

(c) Other than in connection or in compliance with the provisions of the Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Indiana banking statutes and Indiana corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by First Merchants and FMB of the transactions contemplated by this Agreement.

(d) Except as set forth in the First Merchants Disclosure Letter, other than those filings, authorizations, consents and approvals referenced in Section 6.2(c) above and filings and approvals relating to the listing of the shares of First Merchants common stock to be issued in the Merger on the NASDAQ Global Select Market and certain other filings and approvals with NASDAQ relating to the change in the number of shares of First Merchants outstanding as a result of the Merger, no notice to, filing with, authorization of, execution by, or consent or approval of, any third party is necessary for the consummation by First Merchants of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

6.3 Capitalization.

(a) As of December 31, 2012, First Merchants had 50,000,000 shares of First Merchants Common Stock authorized, without par value, of which 28,692,616 shares were issued and outstanding. Such issued and outstanding shares of First Merchants Common Stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(b) First Merchants has authorized 500,000 shares of preferred stock, without par value (“First Merchants Preferred Stock”). First Merchants has designated 116,000 of those shares of First Merchants Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A authorized, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants also has designated 90,823.23 shares of the First Merchants Preferred Stock as Senior Non-Cumulative Perpetual Preferred Stock, Series B authorized, $1,000 per share liquidation amount, 68,087 shares of which are currently held by the U.S. Department of the Treasury.

(c) The shares of First Merchants Common Stock to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and subject to no preemptive rights.

6.4 Organizational Documents. The Articles of Incorporation and By-laws of First Merchants in force as of the date hereof have been delivered to Citizens. The documents delivered by it represent true, accurate and complete copies of the corporate documents of First Merchants in effect as of the date of this Agreement.

6.5 Compliance with Law. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of “First Merchants’ Management” (as defined below) could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, First Merchants and each Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Neither First Merchants nor any of the Subsidiaries are subject to any agreement or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of First Merchants or FMB. Except as set forth in the First Merchants Disclosure Letter, FMB has not received any notice of enforcement actions or criticisms since January 1, 2010 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the First Merchants Disclosure Letter, First Merchants has not received any notice of enforcement actions or criticisms since January 1, 2010 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to First Merchants.

6.6 Litigation and Pending Proceedings. Except as set forth in the First Merchants Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of “First Merchants’ Management” (as defined below) threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Merchants’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could be reasonably expected to have a Material Adverse Effect. To the knowledge of First Merchants’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to First Merchants as a result of an examination by any regulatory agency or body.

6.7 Financial Statements.

(a) First Merchants’ consolidated audited balance sheets as of the end of the two fiscal years ended December 31, 2012 and 2011, the unaudited consolidated balance sheet for the three months ended March 31, 2013 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “First Merchants Financial Information”) present fairly the consolidated financial condition or position of First Merchants as of the respective dates thereof and the consolidated results of operations of First Merchants for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the First Merchants Financial Information and which have been made, extended or acquired since March 31, 2013 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that FMB has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming FMB as the secured party or mortgagee, except for such unperfected security interests or mortgages naming FMB as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if FMB is not able to enforce any such security interest or mortgage.

6.8 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the First Merchants

Disclosure Letter, since March 31, 2013, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Between the period from March 31, 2013 to the date of this Agreement, First Merchants and each Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding (a) the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby and (b) any borrowings in connection with a refinance of its subordinated debt or redemption of preferred shares) and, other than any redemption of First Merchants preferred shares currently held by the U.S. Department of the Treasury, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Merchants’ common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Merchants or any Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Merchants’ common shares.

6.9 Absence of Undisclosed Liabilities. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor FMB has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than $400,000 per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices.

6.10 Title to Assets.

(a) Except as set forth in the First Merchants Disclosure Letter, First Merchants and each Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the March 31, 2013 Financial Information, good and marketable title to all other properties and assets which First Merchants or any Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in First Merchants’ or any Subsidiary’s business, and good and marketable title to all property and assets acquired since March 31, 2013, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by First Merchants or any Subsidiary of its furniture, fixtures, machinery, equipment, computer software and hardware, and all other tangible personal property is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

6.11 Loans and Investments.

(a) Except as set forth in the First Merchants Disclosure Letter, there is no loan of any other Subsidiary in excess of $1,000,000 that has been classified by First Merchants applying bank regulatory examination standards as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of FMB in excess of $1,000,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. Any bank Subsidiary’s loan watch list and all loans in excess of $1,000,000 that First Merchants’ Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the First Merchants Disclosure Letter.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information are adequate in the judgment of management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the First Merchants Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by First Merchants or any Subsidiary since March 31, 2013 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of First Merchants or any Subsidiary to dispose freely of such investment at any time. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any Subsidiary is a party to any repurchase agreements with respect to securities.

6.12 Employee Benefit Plans.

(a) The First Merchants Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Merchants or any entity, trade or business that, together with First Merchants, would be treated as a single employer under the provisions of Code Sections 414(b), (c), (m) or (o) (“First Merchants ERISA Affiliate”), and covers any employee, director or former employee or director of First Merchants or any First Merchants ERISA Affiliate under which First Merchants or any First Merchants ERISA Affiliate has any liability. The First Merchants Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Merchants or any First Merchants ERISA Affiliate since January 1, 2008. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Merchants together with the three most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of First Merchants’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject First Merchants to material taxes or penalties. Neither First Merchants nor any First Merchants ERISA Affiliate has any material liability to the PBGC, to the IRS, to the DOL, to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of First Merchants’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to First Merchants or any First Merchants ERISA Affiliate.

(e) Each of the Employee Plans which is intended to be qualified under Code Section 401(a) has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the First Merchants Disclosure Letter, First Merchants and/or any First Merchants ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS and has furnished to Citizens copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Code Section 401(a).

(f) No Employee Plan has incurred an “accumulated funding deficiency,” as determined under Code Section 412 and ERISA Section 302. First Merchants has at all times met the minimum funding standard, and has made all contributions required, under Code Section 412 and ERISA Section 302. No facts or circumstances exist that may subject First Merchants, or any First Merchants ERISA Affiliate, to any liability under ERISA Sections 4062, 4063 or 4064. Neither First Merchants nor any First Merchants ERISA Affiliate ever has engaged in any transaction within the meaning of ERISA Section 4069. Except as disclosed in the First Merchants Disclosure Letter, there exist no facts or circumstances which could subject First Merchants, or any First Merchants ERISA Affiliate thereof, to withdrawal liability within the meaning of ERISA Section 4201 or to contingent withdrawal liability under ERISA Section 4204. Neither First Merchants nor any First Merchants ERISA Affiliate ever has been a party to a transaction within the meaning of ERISA Section 4212(c).

(g) No Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Merchants or any First Merchants ERISA Affiliate.

(h) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of First Merchants’ Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Merchants or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Merchants’ Management, no event has occurred that would cause the imposition of the tax described in Code Section 4980B on First Merchants or any First Merchants ERISA Affiliate. To the knowledge of First Merchants’ Management, First Merchants has materially complied with all requirements of ERISA Section 601, as applicable, with respect to any Employee Plan.

(k) The First Merchants Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Merchants or any Subsidiary and (iii) covers any employee, director or former employee or director of First Merchants or any Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “First Merchants Benefit Arrangements.” Each of the First Merchants Benefit Arrangements has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such First Merchants Benefit Arrangements.

(l) Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Merchants or any First Merchants ERISA Affiliate.

(m) Except as set forth in the First Merchants Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Merchants or any First Merchants ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or

Benefit Arrangement administered by First Merchants or any First Merchants ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or First Merchants Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2012.

(n) Except as otherwise provided in the First Merchants Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Code Section 409A, such plan has been identified on the Disclosure Letter and has been operated in accordance with, and is in documentary compliance with, Section 409A of the Code and the guidance issued thereunder.

6.13 Obligations to Employees. Except as set forth in the First Merchants Disclosure Letter, all accrued obligations and liabilities of First Merchants and any Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock grant, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by First Merchants or any Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by First Merchants or any Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, all obligations and liabilities of First Merchants and any Subsidiary, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefor have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 6.13 are correctly and accurately reflected and accounted for in the books, statements and records of First Merchants and any Subsidiary, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

6.14 Taxes, Returns and Reports. First Merchants and FMB have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the First Merchants Financial Information is adequate to cover all of First Merchants’ and FMB’s tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to March 31, 2013. Neither First Merchants nor FMB has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from March 31, 2013, up to and including the Effective Date, except to the extent reflected on the First Merchants Financial Information or on financial statements of First Merchants or any subsidiary subsequent to such date and as set forth in the First Merchants Disclosure Letter. Neither First Merchants nor FMB has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the First

Merchants Disclosure Letter, none of the federal, state, or local tax returns of First Merchants or FMB have been audited by any taxing authority during the past five (5) years.

6.15 Deposit Insurance. The deposits of FMB are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and FMB has paid all premiums and assessments with respect to such deposit insurance.

6.16 Reports. Since January 1, 2011, First Merchants and its subsidiaries have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the Regulatory Authorities having jurisdiction over the affairs of First Merchants and FMB, except where such failure would not have a Material Adverse Effect. All such reports filed by First Merchants and its subsidiaries complied in all material respects with all applicable rules and regulations promulgated by the applicable Regulatory Authorities and are true, accurate and complete in all material respect and, to the extent required, were prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis.

6.17 Absence of Defaults. First Merchants is not in violation of its Articles of Incorporation or By-Laws or, to the knowledge of First Merchants’ Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Merchants’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

6.18 Tax and Regulatory Matters. Neither First Merchants nor FMB has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

6.19 Real Property.

(a) A list of the locations of each parcel of real property owned by First Merchants or FMB (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by First Merchants or FMB for disposition as required by law) is set forth in the First Merchants Disclosure Letter under the heading of “First Merchants Owned Real Property” (such real property being herein referred to as the “First Merchants Owned Real Property”). A list of the locations of each parcel of real property leased by First Merchants or FMB is also set forth in the First Merchants Disclosure Letter under the heading of “First Merchants Leased Real Property” (such real property being herein referred to as the “First Merchants Leased Real Property”). First Merchants shall update the First Merchants Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the First Merchants Owned Real Property and the First Merchants Leased Real Property are herein referred to as the “First Merchants Real Property.”

(b) There is no pending action involving First Merchants or FMB as to the title of or the right to use any of the First Merchants Real Property.

(c) Neither First Merchants nor FMB has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) Except as set forth in the First Merchants Disclosure Letter, (i) none of the buildings, structures or other improvements located on the First Merchants Owned Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures; and (ii) improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) Except as set forth in the First Merchants Disclosure Letter, (i) none of the buildings, structures or improvements located on the First Merchants Owned Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code; and (ii) there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of First Merchants’ Management, threatened, with respect to any such building, structure or improvement. Except as set forth in the First Merchants Disclosure Letter, the First Merchants Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the Leased Property, to the intent required to be maintained by First Merchants or FMB) in accordance with reasonable and prudent business practices applicable to like facilities. The First Merchants Owned Real Property has been used and operated in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the First Merchants Financial Information or with respect to such easements, liens, defects, encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an Owner’s Association, as do not individually or in the aggregate materially adversely affect the use or value of the First Merchants Owned Real Property, First Merchants and FMB have, and at the Closing Date will have, good and marketable title to their respective First Merchants Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, neither First Merchants nor FMB has caused or allowed the generation, treatment, storage, disposal or release at any First Merchants Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(h) Except as disclosed in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, there are no underground storage tanks located on, in or under any First Merchants Owned Real Property and no such First Merchants Owned Real Property has previously contained an underground storage tank. Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, neither First Merchants nor FMB own or operate any underground storage tank at any First Merchants Leased Real Property and no such First Merchants Leased Real Property has previously contained an underground storage tank. To the knowledge of First Merchants’ Management, no First Merchants Real Property is or has been listed on the CERCLIS.

(i) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, , no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any First Merchants Real Property nor, to the knowledge of First Merchants’ Management, are there any other conditions or circumstances affecting any First Merchants Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of First Merchants’ Management, the First Merchants Real Property is not “property” within the definition of Indiana Code 13-11-2-174. To the knowledge of First Merchants’ Management, neither First Merchants nor FMB is required to provide a “disclosure document” to First Merchants as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (I.C. § 13-25-3-1 et seq.).

(k) To the knowledge of First Merchants’ Management, there are no mechanic’s or materialman’s liens against the Leased Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the Leased Property in respect of which liens may or could be filed against the Leased Property.

6.20 Securities Law Compliance. First Merchants’ common stock is traded on the NASDAQ Global Select Market under the symbol of “FRME.” First Merchants has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2011, First Merchants has filed all reports and other documents required to be filed by it under the 1934 Act and the 1933 Act, including First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2012, copies of which have previously been delivered to Citizens. Since January 1, 2011, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

6.21 Broker’s or Finder’s Fees. Other than Sandler O’Neill & Partners, L.P., no agent, broker or other person acting on behalf of First Merchants or under any authority of First Merchants is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

6.22 Indemnification Agreements. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor FMB is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of First Merchants and FMB.

6.23 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 6 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter First Merchants and all directors and officers of First Merchants shall have no further liability with respect thereto.

SECTION 7

COVENANTS OF CITIZENS

Citizens covenants and agrees with First Merchants and covenants and agrees to cause the Subsidiaries to act, as follows:

7.1 Shareholder Approval. Citizens shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Citizens as soon as reasonably practicable following the effectiveness of the Registration Statement provided for in Section 8.2 below, and the Board of Directors of Citizens shall recommend to the shareholders of Citizens that such shareholders approve this Agreement and shall not thereafter withdraw or modify its recommendation, except as otherwise provided in Section 7.5 hereof. The Board of Directors of Citizens shall use its reasonable best efforts to obtain any vote of its shareholders necessary for the approval of this Agreement.

7.2 Other Approvals. As soon as reasonably practicable following the date hereof, Citizens and the Bank shall use their reasonable best efforts to procure upon reasonable terms and conditions any consents, authorizations, approvals, registrations, and certificates from any applicable Regulatory Authorities as may be required by applicable law, and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger and the Bank Merger on the terms and conditions provided in this Agreement.

7.3 Conduct of Business.

(a) On and after the date of this Agreement and until the Effective Date or until this Agreement shall be terminated as herein provided, neither Citizens nor any Subsidiary shall, without the prior written consent of First Merchants, such consent not to be unreasonably withheld, (i) make any changes in their capital structure, including, but not limited to the redemption of shares of common stock; (ii) authorize an additional class of stock or issue, or authorize the issuance of, stock, except for issuances under Section 3.2(a) above; (iii) declare, distribute or pay any dividends on their common shares, or authorize a stock split, or make any other distribution to their shareholders, except for the payment by the Bank to Citizens of dividends to pay Citizens’ expenses of operations and its business and payment of fees and expenses incurred in connection with the transactions contemplated by this Agreement and Citizens’ payment of a $0.01 per share of Common Stock quarterly dividend in accordance with past practice; provided, however, Citizens and First Merchants shall coordinate Citizens dividend schedule so that Citizens’ shareholders do not receive dividends on both First Merchants Common Stock and Citizens Common Stock for the same calendar quarter; (iv) subject to Section 7.5 below, merge, combine or consolidate with or sell their assets or any of their securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement, understanding or arrangement or engage in any new transaction, or acquire or dispose of any property or asset the fair market value of which exceeds $100,000, in the aggregate, except for payments or disbursements made in the ordinary course of business consistent with past practice, the acquisition or disposition of personal or real property in connection with either foreclosures on mortgages or enforcement of security interests, and the origination or sale of loans by the Bank in the ordinary course of business; (vi) subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for such mortgages, liens or other encumbrances incurred in the ordinary course of business consistent with past practice; (vii) promote or increase or decrease the rate of compensation (except for promotions and non-material increases in the ordinary course of business and in accordance with past practices) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of Citizens or any Subsidiary; (viii) except as set forth in the Citizens Disclosure Letter, as specifically authorized by this Agreement or as required by applicable law, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of Citizens or any Subsidiary, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses other than as required by law or regulatory authorities; (ix) amend their Articles of Incorporation or By-Laws from those in effect on the date of this Agreement; (x) except as set forth in the Citizens Disclosure Letter or as specifically authorized by this Agreement, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment or severance agreements with respect to any present or former directors, officers or employees of Citizens or any Subsidiary; (xi) give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any capital stock of any Subsidiary; (xii) fail to make additions to the Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; (xiii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; and (xiv) agree in writing or otherwise to take any of the foregoing actions.

(b) Citizens and each Subsidiary shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

(c) Citizens shall provide and shall cause the Subsidiaries to provide First Merchants and its representatives full access, during normal business hours and on reasonable advance notice to Citizens, to further information (to the extent permissible under applicable law) and the Bank’s premises for purposes of (i) observing the Bank’s business activities and operations and to consult with Citizens’ officers and employees regarding the same on an ongoing basis to verify compliance by Citizens with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s information technology systems; provided, however, that the foregoing actions shall not unduly interfere with the business operations of Citizens or the Subsidiaries. First Merchants will use such information as is provided to it by Citizens or the Subsidiaries, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of Citizens and the Subsidiaries and for such other purposes as may be related to this Agreement, and First Merchants will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of Section 8.5 below.

7.4 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, Citizens and the Subsidiaries shall (a) carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

7.5 Other Negotiations.

(a) Citizens shall not, and shall cause the Bank to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting Citizens or the Bank (or the securities or assets of either) that, if effected, would constitute an acquisition of control of either Citizens or the Bank within the meaning of 12 U.S.C. §1817(j) (disregarding the exceptions set forth in 12 U.S.C. §1817(j)(17)) and the regulations of the Federal Reserve Board thereunder (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal.

(b) Notwithstanding the foregoing, in the event that Citizens’ Board of Directors determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, Citizens’ Board of Directors may, in response to an Acquisition Proposal which was not solicited by or on behalf of Citizens or the Bank or which did not otherwise result from a breach of Section 7.5(a), subject to its compliance with Section 7.5(c), (i) furnish information with respect to Citizens or the Bank to such person or entity making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement between Citizens and First Merchants and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that Citizens’ Board of Directors determines in good faith and after consultation with outside counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, Citizens may (A) withdraw, modify or otherwise change in a manner adverse to First Merchants, the recommendation of Citizens’ Board of Directors to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that Citizens’ Board of

Directors may not terminate this Agreement pursuant to this Section 7.5(b) unless and until (x) ten (10) business days have elapsed following the delivery to First Merchants of a written notice of such determination by Citizens’ Board of Directors and during such ten (10) business-day period, Citizens and the Bank otherwise cooperate with First Merchants with the intent of enabling the parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such ten (10) business-day period Citizens’ Board of Directors continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which Citizens’ Board of Directors determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to Citizens’ shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of Citizens’ Board of Directors, is reasonably capable of being obtained by such third party, but shall exclude any Acquisition Proposal the terms of which were made known to Citizens’ Board of Directors prior to the date of this Agreement.

(c) In addition to the obligations of Citizens set forth in Section 7.5(a) and (b), Citizens shall advise First Merchants orally and in writing as soon as reasonably practicable of any request (whether oral or in writing) for information or of any inquiries, proposals, discussions or indications of interest (whether oral or in writing) with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. Citizens shall keep First Merchants reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

7.6 Announcements; Press Releases. In connection with the execution of this Agreement, Citizens and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither Citizens nor any Subsidiary shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger without the prior approval of First Merchants.

7.7 Citizens Disclosure Letter. Citizens shall supplement, amend and update as of the Effective Date the Citizens Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Citizens Disclosure Letter. If, at any time prior to the Effective Date, Citizens becomes aware of a fact or matter that might indicate that any of the representations and warranties of Citizens herein may be untrue, incorrect or misleading in any material respect, Citizens shall promptly disclose such fact or matter to First Merchants in writing.

7.8 Confidentiality. Citizens and the Subsidiaries shall use commercially reasonable efforts to cause their respective officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from First Merchants, unless such information (a) was already known to Citizens and the Subsidiaries, (b) becomes available to Citizens and the Subsidiaries from other sources, (c) is independently developed by Citizens and the Subsidiaries, (d) is disclosed by Citizens or the Subsidiaries with and in accordance with the terms of prior written approval of First Merchants, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. Citizens and the Subsidiaries further agree that, in the event this Agreement is terminated, they will return to First Merchants, or destroy, all information obtained by Citizens and the Subsidiaries from First Merchants, including all copies made of such information by Citizens and the Subsidiaries. This provision shall survive the Effective Date or the earlier termination of this Agreement.

7.9 Cooperation. Citizens and the Subsidiaries shall generally cooperate with First Merchants and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation,

(a) Citizens shall cooperate and assist First Merchants in preparation of and/or filing of all regulatory applications, the Registration Statement (as defined below), and all other documentation required to be prepared for consummation of the Merger and the Bank Merger and obtaining all necessary approvals, and (b) Citizens shall furnish First Merchants with all information concerning itself and each Subsidiary that First Merchants may request in connection with the preparation of the documentation referenced above.

7.10 Citizens Fairness Opinion. As soon as reasonably practicable following the date hereof, Citizens shall use its reasonable best efforts to procure the written opinion from River Branch Capital, LLC to the Board of Directors of Citizens to the effect that, as of May 10, 2013, the Exchange Ratio is fair, from a financial point of view, to the holders of Citizens Common Stock (the “Citizens Fairness Opinion”).

7.11 SEC and Other Reports.

(a) Promptly upon its becoming available, Citizens shall furnish to First Merchants one (1) copy of each financial statement, report, notice, or proxy statement sent by Citizens to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by Citizens with the SEC or any successor agency, and of any notice or communication received by Citizens from the SEC.

(b) None of the information supplied or to be supplied by Citizens for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 8.2 hereof) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement (as defined in Section 8.2 hereof) and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

7.12 Adverse Actions. Neither Citizens nor the Subsidiaries shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

7.13 Bank Merger Agreement. Citizens shall cause the appropriate officers of the Bank to execute and deliver the Bank Merger Agreement contemporaneously herewith.

SECTION 8

COVENANTS OF FIRST MERCHANTS

First Merchants covenants and agrees with Citizens as follows:

8.1 Shareholder Approval. First Merchants shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of First Merchants as soon as reasonably practicable following the effectiveness of the Registration Statement provided for in Section 8.2 below, and the Board of Directors of First Merchants shall recommend to the shareholders of First Merchants that such shareholders approve this Agreement and shall not thereafter withdraw or modify its recommendation. The Board of Directors of First Merchants shall use its reasonable best efforts to obtain any vote of its shareholders necessary for the approval of this Agreement.

8.2 Approvals. As soon as reasonably practicable, but in any event within sixty (60) days following execution and delivery of this Agreement, First Merchants will file an application with the Federal Reserve Board for approval of the Merger and an application with the OCC for approval of the Bank Merger, and take all other appropriate actions necessary to obtain the regulatory approvals referred to herein, and Citizens will use all reasonable and diligent efforts to assist in obtaining all such approvals. In advance of filing any applications for such regulatory approvals, First Merchants shall provide Citizens and its counsel with a copy of such applications (but excluding any information contained therein regarding First Merchants and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise Citizens and its counsel of any material communication received by First Merchants or its counsel from any regulatory authorities with respect to such applications. In addition, First Merchants agrees to prepare, in cooperation with and subject to the review and comment of Citizens and its counsel, a registration statement on Form S-4, including a joint proxy statement of both CFS and First Merchants and a prospectus of First Merchants (the “Registration Statement”), to be filed no later than sixty (60) days after the date hereof by First Merchants with the SEC in connection with the issuance of First Merchants common stock in the Merger (including the proxy statements and prospectus and other proxy solicitation materials of, and to be filed by, Citizens and First Merchants constituting a part thereof (the “Proxy Statement”) and all related documents). First Merchants agrees to advise Citizens, promptly after First Merchants receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Merchants common stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of the receipt of any comment letters from the SEC regarding, or of any request by the SEC for the amendment or supplement of, the Registration Statement, or for additional information. First Merchants agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ Global Select Market (subject to official notice of issuance), the shares of First Merchants Common Stock to be issued to the holders of shares of Citizens Common Stock in the Merger.

8.3 Employee Benefit Plans.

(a) First Merchants shall take such action as may be necessary so that immediately following the Effective Date employees of Citizens and the Subsidiaries shall be entitled to participate in the employee benefit plans of First Merchants. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of Citizens or the Subsidiaries subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with Citizens or the Subsidiaries will be treated as service with First Merchants; provided, however, that service with Citizens or the Subsidiaries shall not be treated as service with First Merchants for purposes of benefit accrual. Once the Subsidiaries’ employees are covered under First Merchants’ tax-qualified retirement plans, First Merchants, in its sole discretion, shall determine whether Citizens’ and the Subsidiaries’ tax-qualified retirement plan(s) are terminated or merged into First Merchants’ plan(s). In the event First Merchants determines to terminate the Citizens 401(k) plan, any outstanding participant loans under the Citizens 401(k) plan may be transferred to the First Merchants’ 401(k) plan so that participants can continue to repay outstanding loans via payroll deduction.

(b) Coverage Under First Merchants’ Health and Welfare Plan. With respect to First Merchants’ health and welfare plans under which employees of Citizens or the Subsidiaries and their eligible dependents become participants, First Merchants agrees to (i) waive all restrictions and limitations for pre-existing conditions, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Citizens’ or Subsidiaries’ employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Date during the portion of the calendar year prior to the Effective Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of First Merchants in which they are eligible to participate after the Effective Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee of Citizens or the Subsidiaries and his or her eligible dependents on or after the Effective Date, in each case to the extent such employee or eligible dependent had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Date.

(c) Severance. To the extent that First Merchants terminates the employment of any employee of Citizens or the Bank on or within six (6) months of the Effective Date, then First Merchants agrees that is shall make a severance payment to such employee(s) in accordance with the terms set forth in Section 8.3(c) of the Citizens Disclosure Letter.

(d) COBRA. First Merchants shall be responsible for providing COBRA continuation coverage to any qualified employee or former employee of Citizens or the Subsidiaries and to their respective qualified beneficiaries, on and after the Effective Date, regardless of when the qualifying event occurred.

(e) Retiree Health Coverage. First Merchants shall take such action as may be necessary so that immediately following the Effective Date, the retirees of Citizens and the Subsidiaries and dependents listed in Section 5.12(m) of the Citizens Disclosure Letter shall be eligible for medical and prescription drug coverage under the health plans of First Merchants. Such retirees shall be responsible for the entire cost of such coverage.

8.4 Press Release. In connection with the execution of this Agreement, Citizens and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Merchants nor FMB shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger or the Bank Merger without the prior approval of Citizens.

8.5 Confidentiality. First Merchants shall, and shall use its best efforts to cause its subsidiaries, officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from Citizens, unless such information (i) was already known to First Merchants, (ii) becomes available to First Merchants from other sources, (iii) is independently developed by First Merchants, (iv) is disclosed outside of First Merchants with and in accordance with the terms of prior written approval of Citizens, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Merchants further agrees that in the event this Agreement is terminated, it will return to Citizens, or will destroy, all information obtained by it regarding Citizens or any Subsidiary, including all copies made of such information by First Merchants. This provision shall survive the Effective Date or the earlier termination of this Agreement.

8.6 Directors and Officers Insurance.

(a) For a period of at least six (6) years from the Effective Date, First Merchants shall use its reasonable best efforts to obtain an endorsement to its director’s and officer’s liability insurance policy to cover the present and former officers and directors of Citizens and the Bank (determined as of the Effective Date) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Date, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Citizens; provided however, that if First Merchants is unable to obtain such endorsement, then Citizens may purchase tail coverage under its existing director and officer liability insurance policy for such claims; provided further that in no event shall First Merchants be required to expend in the aggregate during each year of such six-year period more than two times the current annual amount spent by Citizens (the “Insurance Amount”) to maintain or procure its current directors’ and officers’ insurance coverage; provided further, that if First Merchants is unable to maintain or obtain the insurance called for by this Section 8.7, First Merchants shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Citizens or the Bank may be required to make application and provide customary representations and warranties to First Merchants’ insurance carrier for the purpose of obtaining such insurance.

(b) Following the Effective Date, First Merchants will provide any Citizens or Bank officers, directors and employees who become officers, directors and employees of the Continuing Company or its subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries. In addition, First Merchants further agrees to indemnify the current and former directors and officers of Citizens or the Bank after the Effective Date, for the duration of the Tail Coverage Period, for all actions taken by them prior to the Effective Date in their respective capacities as directors and officers of Citizens or the Bank to the same extent (and subject to the same limitations) as the indemnification provided by Citizens and the Bank under their respective charters and by-laws (as applicable) to such directors and officers immediately prior to the Effective Date. Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as may be required by applicable federal banking laws and regulations.

(c) If First Merchants shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Merchants shall assume the obligations set forth in this Section 8.6.

8.7 SEC and Other Reports.

(a) Promptly upon its becoming available, First Merchants shall furnish to Citizens one (1) copy of each financial statement, report, notice, or proxy statement sent by First Merchants to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by First Merchants with the SEC or any successor agency, and of any notice or communication received by First Merchants from the SEC.

(b) None of the information supplied or to be supplied by First Merchants for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 8.2 hereof) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement (as defined in Section 8.2 hereof) and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

8.8 First Merchants Disclosure Letter. First Merchants shall supplement, amend and update as of the Effective Date the First Merchants Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the First Merchants Disclosure Letter. If, at any time prior to the Effective Date, First Merchants becomes aware of a fact or matter that might indicate that any of the representations and warranties of First Merchants herein may be untrue, incorrect or misleading in any material respect, First Merchants shall promptly disclose such fact or matter to First Merchants in writing.

8.9 Adverse Actions. Neither First Merchants nor FMB shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

8.10 Cooperation. First Merchants shall generally cooperate with Citizens and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.11 Bank Merger Agreement. First Merchants shall cause the appropriate officers of FMB to execute and deliver the Bank Merger Agreement upon approval by FMB’s Board of Directors.

8.12 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, First Merchants and FMB shall (a) except as set forth in the First Merchants Disclosure Letter, carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

8.13 Fairness Opinion. As soon as reasonably practicable following the date hereof, First Merchants shall use its reasonable best efforts to procure the written opinion from Sandler O’Neill & Partners, L.P. that, as of May 8, 2013, the Exchange Ratio is fair, from a financial point of view, to the holders of First Merchants Common Stock (the “First Merchants Fairness Opinion”).

SECTION 9

CONDITIONS PRECEDENT TO THE MERGER AND THE BANK MERGER

The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Date:

9.1 Shareholder Approval. The shareholders of each of Citizens and First Merchants shall have approved the Merger and confirmed this Agreement as required by applicable law.

9.2 Registration Statement Effective. First Merchants shall have registered its shares of First Merchants Common Stock to be issued to shareholders of Citizens in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares, if any, shall have been received by First Merchants. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The shares of First Merchants Common Stock shall have been listed for trading on the NASDAQ Global Select Market (subject to official notice of issuance).

9.3 Tax Opinions.

(a) Citizens shall have obtained an opinion of Vedder Price P.C., in form and substance reasonably acceptable to the parties, dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by shareholders of Citizens to the extent they receive shares of First Merchants Common Stock in the Merger in exchange for their shares of Citizens Common Stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional share interests. Such opinion shall be based upon factual representations received by counsel from Citizens and First Merchants, which representations may take the form of written certifications.

(b) First Merchants shall have obtained an opinion of Bingham Greenebaum Doll LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from Citizens and First Merchants, which representations may take the form of written certifications.

9.4 Regulatory Approvals. The Federal Reserve Board and the Indiana Department of Financial Institutions shall have authorized and approved the Merger and the transactions related thereto. The OCC shall have approved the Bank Merger and the transactions related thereto. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained.

9.5 Officer’s Certificate. First Merchants and Citizens shall have delivered to each other a certificate signed by their respective Chairman or President and their Secretary, dated the Effective Date, certifying that (a) all of the representations and warranties of their respective corporations are true, accurate and correct in all material respects on and as of the Effective Date, except that representations and warranties that are qualified by materiality or a Material Adverse Effect shall be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date; (b) all the covenants of their respective corporations have been complied with in all material respects from the date of this Agreement through and as of the Effective Date; and (c) their respective corporations have satisfied and fully complied with all conditions necessary to make this Agreement effective as to them.

9.6 No Judicial Prohibition. Neither Citizens, any Subsidiary nor First Merchants shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

9.7 Citizens Fairness Opinion. Citizens shall have obtained the Citizens Fairness Opinion. Such opinion shall be provided orally to Citizens Board of Directors on or prior to the date hereof and a written copy of such fairness opinion shall be delivered to Citizens within thirty (30) days of the date hereof.

9.8 First Merchants Fairness Opinion. First Merchants shall have obtained the First Merchants Fairness Opinion. Such opinion has been provided orally to First Merchants Board of Directors on or prior to the date hereof and a written copy of such fairness opinion shall be delivered to First Merchants within thirty (30) days of the date hereof.

9.9 Executive Employment Agreement. First Merchants shall have entered into an Executive Employment Agreement with each of Daryl Pomranke and Dale Clapp in substantially the forms attached hereto as Exhibits B-1 and B-2 immediately prior to the Effective Date that will supersede such person’s current employment agreement and change in control agreement with Citizens and/or the Bank.

9.10 Retention Service Agreements. First Merchants shall have entered into a Retention Service Agreement with the persons listed on Schedule 9.10 to the Citizens Disclosure Letter in substantially the form attached hereto as Exhibit C, effective immediately prior to the Effective Date. Such agreements will supersede such person’s current employment or change in control agreement, as applicable, with Citizens and/or the Bank.

9.11 Opinions. The parties shall have received the respective opinions of counsel described in Section 12.2 of this Agreement.

9.12 Bank Merger Agreement. FMB and the Bank shall have entered into the Bank Merger Agreement.

SECTION 10

TERMINATION OF MERGER

10.1 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Date by written notice delivered by First Merchants to Citizens or by Citizens to First Merchants only for the following reasons:

(a) By the mutual consent of First Merchants and Citizens, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) By First Merchants or Citizens, if its respective Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (iii) any event, fact or circumstance shall have occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

(c) By Citizens or First Merchants, if the transaction contemplated herein has not been consummated by December 31, 2013; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein; and provided further, that if the sole impediment to closing is the lack of receipt of any necessary regulatory approvals described in Section 9.4, then such termination date shall be extended to January 31, 2014;

(d) By Citizens, in accordance with the terms of Section 7.5(b) of this Agreement;

(e) By First Merchants, if Citizens’ Board of Directors fails to make, withdraws or modifies its recommendation for Citizens’ shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Proposal;

(f) By First Merchants, if Citizens’ breaches in any material respect its notice obligations under Section 7.5(c) or if within forty-five (45) days after giving First Merchants written notice pursuant to Section 7.5(c) of an Acquisition Proposal, Citizens does not terminate all discussions, negotiations and information exchanges related to such Acquisition Proposal and provide First Merchants with written notice of such termination; or

(g) By either party (provided that the terminating party is not then in material breach of any representation or warranty contained in this Agreement or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(d) of this Agreement.

10.2 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 10.1 hereof, no party shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 10.1(b) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation; provided, however, that nothing in this proviso shall be deemed to constitute liquidated damages for the breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party. Notwithstanding the foregoing, in the event of termination by Citizens in accordance with Section 10.1(d) or by First Merchants in accordance with Section 10.1(e) or Section 10.1(f), then Citizens shall pay First Merchants the sum of $4,500,000 as a termination fee. Such payment shall be made within ten (10) days of the date of notice of termination. First Merchants shall also be entitled to recover from Citizens its reasonable attorneys’ fees incurred in the enforcement of this provision.

SECTION 11

EFFECTIVE DATE OF MERGER

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day specified in the Articles of Merger of Citizens with and into First Merchants (the “Articles of Merger”) as filed with the Secretary of State of the State of Indiana (the “Effective Date”). Unless otherwise agreed to by the parties, the Effective Date shall be no later than the last business day of the month in which both (a) any waiting period following the last approval of the Merger and Bank Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger and the Bank Merger outlined in Section 9 have been satisfied.

SECTION 12

CLOSING

12.1 Closing Date and Place. The closing of the Merger (the “Closing”) and the Bank Merger shall take place at the main office of First Merchants on the Effective Date or at such other time and place as mutually agreed to by First Merchants and Citizens.

12.2 Opinions of Counsel. At the Closing, (a) Citizens shall deliver an opinion of its counsel, Vedder Price P.C., to First Merchants substantially in the form of Exhibit D attached hereto, and (b) First Merchants shall deliver an opinion of its counsel, Bingham Greenebaum Doll LLP to Citizens substantially in the form attached hereto as Exhibit E, each dated as of the date of Closing.

SECTION 13

MISCELLANEOUS

13.1 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever; except that the terms and provisions of Sections

8.3(c) and 8.6 of this Agreement shall inure to the benefit of the current and former employees, officers and directors of Citizens, as applicable, as specified in such sections and shall be enforceable by such individuals against First Merchants. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

13.2 Waiver; Amendment.

(a) First Merchants and Citizens may, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of Citizens, this Agreement may be amended, modified or supplemented by the written agreement of Citizens, First Merchants, the Bank and FMB without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 3 hereof, or shall otherwise materially adversely affect the rights of the shareholders of Citizens or the tax consequences of the Merger to the shareholders of Citizens without the further approval of such shareholders.

13.3 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, or (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iii) on the fifth (5th) day after sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to First Merchants:	With a copy to:

200 E. Jackson Street Muncie, IN 47305 Attn: Michael C. Rechin President and Chief Executive Officer FAX: (765) 741-7283	Bingham Greenebaum Doll LLP 2700 Market Tower 10 West Market Street Indianapolis, Indiana 46204-2982 Attn: David R. Prechtel, Esq. FAX: (317) 236-9907

If to Citizens:	With a copy to:

707 Ridge Road Munster, Indiana 46321 Attn: Daryl D. Pomranke President and Chief Executive Officer FAX: (219) 836-2950	Vedder Price P.C. 222 N. LaSalle Street Suite 2400 Chicago, Illinois 60601 Attn: Daniel C. McKay, II, Esq. FAX: (312) 609-5005

or to such substituted address as any of them have given to the other in writing.

13.4 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

13.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

13.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by facsimile signatures, each of which shall constitute an original signature.

13.7 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Indiana, without regard to choice of law principles.

13.8 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, between First Merchants and Citizens relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

13.9 Expenses. First Merchants and Citizens shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of the investment bankers for fairness opinions desired hereunder shall be borne by the engaging party whether or not the Merger is consummated. This provision shall survive the Effective Date or the earlier termination of this Agreement.

13.10 Certain Definitions. For purposes of this Agreement, “Citizens’ Management” means any of Daryl D. Pomranke and Jerry A. Weberling; and “First Merchants’ Management” means any of Michael C. Rechin and Mark K. Hardwick. The phrases “to the knowledge of”, “known to” and similar formulations with respect to Citizens Management or First Merchants Management means matters that are within the actual conscious knowledge of such persons after due inquiry. For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day that a federal savings bank or a national banking association is authorized or required by applicable law to be closed.

13.11 Survival of Contents. The provisions of Sections 7.8, 8.5, 10.2, 13.9 and this Section 13.11 shall survive beyond the termination of this Agreement. The provisions of Sections 7.8, 8.3, 8.5, 8.6, 13.9 and this Section 13.11 shall survive beyond the Effective Date.

[THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, First Merchants and Citizens have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C. Rechin, President and Chief Executive Officer

CFS BANCORP, INC.

By:	/s/ Daryl D. Pomranke
Daryl D. Pomranke, President and Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

Merging

CITIZENS FINANCIAL BANK,

a federal savings bank,

with and into

FIRST MERCHANTS BANK,

NATIONAL ASSOCIATION,

a national bank

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement and Plan”), made and entered into as of the 13th day of May, 2013, by and between FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national bank (“FMB”), and CITIZENS FINANCIAL BANK, a federal savings bank (the “Bank”) (FMB and the Bank are sometimes referred to collectively as the “Constituent Companies”).

WITNESSETH

WHEREAS, the Constituent Companies desire to consummate the business combination transaction outlined in this Agreement and Plan pursuant to which the Bank will merge with and into FMB pursuant to the Bank Merger Act, 12 USC § 215c (collectively, the “Law”);

WHEREAS, this Agreement and Plan is being executed in connection with, and the consummation of this Agreement and Plan is expressly contingent upon the closing of, that certain Agreement of Reorganization and Merger (the “Merger Agreement”) between First Merchants Corporation (“First Merchants”) and CFS Bancorp, Inc. (“Citzens”) dated May 13, 2013 (the “Holding Company Merger”);

WHEREAS, the Boards of Directors of both FMB and the Bank have approved the transactions contemplated by this Agreement;

WHEREAS, First Merchants, as the sole shareholder of FMB, and Citizens, as the sole shareholder of the Bank, have also approved the transactions contemplated by this Agreement and Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements, covenants, conditions and grants contained in this Agreement and Plan, and in accordance with the provisions of the Law, the parties mutually covenant and agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined below), the Bank shall be merged with and into FMB in accordance with applicable provisions of the Law (the “Merger”). The separate existence and company organization of the Bank shall cease, and the company existence of FMB, including all its purposes, powers and objectives, shall continue unaffected and unimpaired by the Merger. FMB shall continue to be governed by the applicable laws of The National Bank Act (12 U.S.C. Section 1, et. seq.) and the regulations promulgated

Exhibit A

thereunder and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of the Bank as set forth in the Law.

1.2 Further Assurances. If, after the Effective Time, FMB shall consider or be advised that any further deeds, assignments or assurances in the Law or any other things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FMB, its right, title or interest in, to or under any rights, properties or assets of the Bank, or (b) otherwise carry out the purposes of this Agreement and Plan, the Bank and its officers and directors shall be deemed to have granted to FMB an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in FMB and otherwise to carry out the purposes of this Agreement and Plan, and the officers and directors of FMB are authorized in the name of the Bank or otherwise to take any and all such action.

1.3 Offices. Immediately following the Merger, FMB’s principal office shall be located at 200 East Jackson Street, Muncie, Indiana 47305 and the Bank’s principal office at 707 Ridge Road, Munster, Indiana 46321 shall become a branch office of FMB.

1.4 Savings Accounts. By virtue of the Merger, savings accounts held at the Bank shall automatically, by operation of law, become savings accounts held at FMB.

ARTICLE II

ARTICLES OF INCORPORATION, CODE OF BYLAWS,

BOARD OF DIRECTORS AND OFFICERS

2.1 Name. The name of the surviving national bank shall be “First Merchants Bank, National Association.”

2.2 Articles of Incorporation. The Articles of Association of FMB shall be the Articles of Association of the surviving national bank.

2.3 Code of Bylaws. The Code of Bylaws of FMB (the “Code of Bylaws”) shall be the Code of Bylaws of the surviving national bank.

2.4 Officers and Directors. The Directors of FMB shall all remain directors of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. The officers of FMB shall all remain officers of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. Further, on the Effective Date, FMB shall appoint Daryl D. Pomranke as Regional President of the North Region and Dale S. Clapp as Senior Vice President & Chief Sales Officer of the North Region, and FMB shall appoint such other officers of the Bank as officers of FMB as determined by FMB.

ARTICLE III

CAPITAL STOCK OF THE SURVIVING NATIONAL BANK

3.1 Shares of the Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all one hundred (100) issued and outstanding shares of the common capital stock of the Bank, whose separate existence shall cease, shall automatically and by operation of law be canceled, void and of no further effect.

Exhibit A

3.2 Shares of FMB. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all 114,000 issued and outstanding shares of the common capital stock of FMB, shall represent all of the issued and outstanding shares of the common capital stock of the surviving national bank.

ARTICLE IV

NO DISSENTING SHAREHOLDERS

First Merchants, as the sole shareholder of FMB, and Citizens, as the sole shareholder of the Bank, have approved and consented to this Merger.

ARTICLE V

GENERAL PROVISIONS

5.1 Condition Precedent to Closing. The following conditions must be satisfied prior to the closing of the Merger:

(a) appropriate approvals must be obtained from or notices filed with the Office of the Comptroller of the Currency; and

(b) the merger of First Merchants and Citizens contemplated by the Merger Agreement must occur.

5.2 Effective Time. The Merger shall become effective immediately following the Holding Company Merger, or such later time as designated by First Merchants and otherwise approved by the Office of the Comptroller of the Currency (the “Effective Time”).

5.3 Manner of Termination. This Agreement and Plan and the transactions contemplated hereby may be terminated at any time prior to the Effective Time:

(a) by the mutual consent of FMB and the Bank; or

(b) automatically and without further action by either FMB or the Bank if the Merger Agreement is terminated for any reason.

5.4 Effect of Termination. Upon termination as provided in Section 5.3, this Agreement and Plan shall be void and of no further force or effect, and there shall be no obligation on the part of FMB or the Bank or their respective officers, directors, employees, agents, or shareholders, except for payment of their respective expenses.

[The remainder of this page was intentionally left blank.]

Exhibit A

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan by their respective officers duly authorized as of the date and year first above written.

“FMB”		FIRST MERCHANTS BANK, NATIONAL ASSOCIATION,
a national bank,

By:
Printed:
Its:

ATTEST:
Secretary/Cashier

“BANK”		CITIZENS FINANCIAL BANK,
a federal savings bank,

By:
Printed:
Its:

ATTEST:
Secretary/Cashier

Exhibit A

EXHIBIT B-1

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into this         day of                 , 2013, by and between DARYL POMRANKE (“Employee”) and FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national banking association (“Employer”).

1.	Employment.

Employer hereby employs Employee and Employee hereby accepts employment upon the terms and conditions set forth in this Agreement.

2.	Term of Agreement.

Subject to the provisions for termination hereinafter provided, the term of this Agreement shall commence on             , 2013 (the date of the merger of CFS Bancorp, Inc. into First Merchants Corporation pursuant to that certain Agreement of Reorganization and Merger dated May 13, 2013 (the “Merger”)), and continue for a term of twenty-four (24) months (the “Initial Term”). Thereafter, this Agreement shall automatically renew for one (1) additional twelve (12) month term (the “Renewal Term”) unless notification of intent not to renew is provided in writing by either party to the other party at least thirty (30) days prior to the end of the Initial Term (the Initial Term and the Renewal Term (if applicable) are hereinafter collectively referred to as the “Term”).

3.	Duties.

During the Term of this Agreement, Employee shall be the Regional President of the “North” Region and shall perform all duties related and necessary to that position. Employee agrees to abide by all by-laws, policies, practices, procedures, and rules of Employer.

Employee shall devote all of his professional time, efforts, skill and ability to the business of Employer, and shall not, during the Term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, unless Employee has obtained the prior written approval of Employer which approval shall not be unreasonably withheld; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made. Further, this Paragraph 3 shall not prevent Employee from participating in charitable or other not-for-profit activities as long as such activities do not materially interfere with Employee’s work for Employer.

4.	Business Opportunities.

Employee will take no action that deprives Employer of any business opportunities within the scope of Employee’s existing duties and, should Employee be offered or become aware of any such opportunities, Employee shall advise Employer in writing, and Employer shall have the right of first refusal before Employee pursues such opportunity.

5.	Compensation and Benefits.

Employer shall compensate Employee for services performed during the Term of this Agreement as follows:

A.

Annual Salary. Employer shall pay Employee a total Annual Salary of Two Hundred Sixty Thousand and 00/100 Dollars ($260,000.00) (minus all applicable deductions and withholdings, including federal, state, and local taxes, and FICA), payable in accordance with Employer’s normal payroll

Exhibit B-1

policies. At least annually, Employer shall review and may increase Employee’s Annual Salary as Employer determines to be reasonable and appropriate.

B.	Employee’s Bonus. In addition to his Annual Salary, Employee will be a participant in the First Merchants Senior Management Incentive Plan effective January 1, 2014 with a target bonus of 30% of base salary. Employee understands and agrees that plan metrics are subject to change from time to time at the sole discretion of Employer and the Employer’s Board of Directors.

C.	Benefits. Employee shall be entitled to all benefits otherwise provided to full-time employees of Employer and in accordance with Employer’s policies. The terms and conditions on which Employer shall provide benefits to Employee are the same as it provides such benefits to its other management employees holding positions similar to that of Employee. Employee understands and agrees that all benefits are subject to change from time to time at the sole discretion of Employer. Employee shall also be entitled to a car allowance and club membership allowance on a basis similar to those in effect at Citizens Financial Bank immediately prior to the Merger.

D.	Retention Incentive. In recognition of Employee’s importance to the successful integration of Citizens Financial Bank into the Employer and the significant incremental efforts that such will entail, and to induce Employee to remain with the Employer on the terms and conditions set forth in this Agreement, the Employer shall pay Employee a Retention Incentive equal to $764,342. The Retention Incentive shall be paid in two equal installments: (1) the first installment shall be paid immediately following the Merger, and (2) subject to the following sentences, the second installment shall be paid on the first anniversary of the Merger. In the event the Employee’s employment terminates prior to the first anniversary of the Merger due to Employee’s death, disability, termination by the Employer without Cause or resignation by Employee for Good Reason, then the second installment shall be paid within fifteen days after such termination. If, prior to the first anniversary of the Merger, Employee terminates his employment without Good Reason or his employment is terminated by the Employer for Cause under Paragraphs 10(E), 12, 13, 14 or 15, Employee will not be entitled to the second installment.

E.	Restricted Shares. Employee shall be awarded 6,250 restricted shares of First Merchants Corporation pursuant to its 2009 Long-Term Equity Incentive Plan (the “Plan”). Employer will take all steps necessary to confirm that such award is made to Employee immediately following the Merger based upon terms and conditions substantially similar to those included with awards under the Plan made to other management employees holding positions similar to that of Employee with Employer or any affiliate of First Merchants Corporation. The restricted share award shall become fully vested on the third anniversary of the date of grant, provided Employee remains in continuous employment with the Employer through such date. Notwithstanding the foregoing, restrictions on the award may lapse earlier upon the occurrence of certain events as provided in the Plan (e.g., Employee’s death or disability or a “Change of Control” (as defined in the Plan)).

6.	Expense Reimbursement.

Employer shall reimburse Employee for all reasonable out-of-pocket expenses that are incurred by Employee in providing services to Employer hereunder, so long as Employee provides Employer with reasonable documentation necessary to support such expenses. All expense reimbursement shall be paid to Employee consistent with Employer’s expense reimbursement policy, in effect from time to time.

7.	Confidential Information and Return of Property.

Employee acknowledges that in the course of his employment with Employer, he will occupy a position of trust and confidence and will have access to and may develop Confidential Information of actual or potential value to, or otherwise useful to, Employer. “Confidential Information” means information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private or

Exhibit B-1

confidential, and that is not generally known to the public, including, but not limited to, trade secrets (as defined by the Indiana Trade Secrets Act, Ind. Code sec. 24-2-3-1, et. seq.), information relating to the Employer’s business plans, financial condition, operating and other costs, sales, pricing, marketing, ideas, research records, plans for service improvements and development, lists of actual or potential customers, actual and potential customer usage and requirements, customer records, trade secrets, and any other information which derives independent economic value, either actual or potential. Information supplied to Employee from outside sources will also be presumed to be Confidential Information unless and until Employer designates it otherwise.

Employee agrees to use Confidential Information solely in the course of his duties as an employee of Employer and in furtherance of Employer’s business. Employee hereby further agrees that the above-referenced information will be kept confidential at all times during the Term of this Agreement and thereafter, that he will not disclose or communicate to any third party any of the Confidential Information and will not make use of the Confidential Information on his own behalf or on the behalf of a third party.

Employee agrees that all Confidential Information is and shall remain the exclusive property of Employer. Employee agrees to return to Employer on or before Employee’s termination of employment with Employer all Employer property, information and documents, including and without limitation, all reports, files, memoranda, records, software, hardware, credit cards, keys, computer access codes or disks, instruction or operational manuals, handbooks or manuals, written financial information, business plans or other physical and personal property which Employee received or prepared or helped prepare in connection with his employment with Employer; and Employee agrees that he will not retain any copies, duplicates, reproductions or excerpts thereof.

This Paragraph 7 shall survive the termination of this Agreement.

8.	A.

Customers. Employee shall not, at any time during the Term and for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity: (1) solicit, seek to obtain, initiate action to divert, or facilitate or participate in any discussions intended to divert, any of the business of any of Employer’s customers; (2) provide services to or accept the business of any of Employer’s customers for the types of financial services offered by Employer; or (3) request or advise any of Employer’s customers to terminate, reduce, limit or otherwise change their business relationship with Employer. For purposes of this Paragraph 8(A), “Employer’s customers” shall mean those persons, firms, corporations and other business entities who are customers of Employer at the time of Employee’s termination of employment with Employer or who were customers of Employer at any time during the one (1) year period immediately preceding the termination of Employee’s employment with Employer, whether or not Employee had direct contact with such customers on behalf of Employer.

B.	Employees. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity, solicit, induce, request, advise, or otherwise attempt to take away or to influence any of Employer’s employees to terminate his or her employment with Employer.

C.	Survival. This Paragraph 8 shall survive the termination of this Agreement.

9.	Breach of Agreement.

A.

Employee acknowledges that any breach of Paragraphs 7 or 8 of this Agreement, by Employee may cause irreparable damage to Employer and that the legal remedies available to Employer will be inadequate. Therefore, in the event of any threatened or actual breach of Paragraphs 7 or 8 of this Agreement by Employee, Employee agrees that Employer shall be entitled to specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies, without the need for posting bond. If Employee is found, by a court of competent jurisdiction, to have breached any

Exhibit B-1

of the terms of Paragraphs 7 or 8 of this Agreement, Employee agrees to pay Employer reasonable attorney’s fees and costs incurred in seeking relief from Employee’s breach of Paragraphs 7 or 8 of this Agreement.

Employee and Employer hereby submit to the jurisdiction and venue of the Delaware County, Indiana Courts and the United States District Court for the Southern District of Indiana, as applicable, in any cause of action to enforce the terms and conditions of Paragraphs 7 or 8 of this Agreement.

B.	Employee and Employer hereby agree that any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof, except those identified in Paragraph 9(A) of this Agreement, shall be settled by binding arbitration in Delaware County, Indiana. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association, then in effect. Each party shall bear their own attorney’s fees and costs in such proceeding. Arbitration shall be the sole and exclusive method of resolving such claims, controversies, or disputes under this Agreement.

C.	This Paragraph 9 shall survive the termination of this Agreement.

10.	Termination.

A.	Termination Due to Death. In the event of Employee’s death, this Agreement shall terminate as of the date of Employee’s death. If this Agreement is terminated because of Employee’s death, Employee’s benefits shall be determined in accordance with the survivor’s benefits, insurance, and other applicable programs of Employer, then in effect. Upon Employee’s death, Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days of Employee’s death, Employer shall pay to Employee’s estate that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the date of Employee’s death, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(A), Employer and Employee (including Employee’s heirs, executors, administrators, and personal representatives) shall have no further obligations to each other under this Agreement.

B.	Termination Due to Disability. In the event Employee suffers a Disability, as defined herein, during the Term of Employment and is, therefore, unable to perform the duties required by the Agreement for more than ninety (90) calendar days during any consecutive twelve (12) month period, Employer shall have the right to terminate this Agreement and Employee’s employment. Employer shall deliver written notice to Employee of Employer’s intent to terminate this Agreement pursuant to this Paragraph 10(B) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Disability Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of the Disability Notice Period.

If this Agreement is terminated because of Employee’s Disability, Employee shall be entitled to receive any applicable disability insurance benefits as allowed under Paragraph 5 (C) of this Agreement. Upon termination of this Agreement pursuant to this Paragraph 10(B), Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days after the termination of this Agreement, Employer shall pay to Employee that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(B), Employer and Employee shall have no further obligations to each other under this Agreement.

For purposes of this Agreement only, the term “Disability” shall mean, the inability of Employee, because of injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the duties required by this Agreement with or without a reasonable accommodation.

Exhibit B-1

Employer shall reasonably and fairly determine such Disability upon receipt of, and in reliance on, medical advice from a licensed physician or physicians qualified to give professional medical advice.

C.	Termination by Employee. Employee may terminate this Agreement at any time, with or without Good Reason, by providing Employer written notice of his intent to terminate this Agreement pursuant to this Paragraph 10(C) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employee’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employee’s Notice Period.

For purposes of this Paragraph 10(C), “Good Reason” shall mean any reasonable determination by Employee that (a) any of the following events has occurred: (i) any action by Employer to remove Employee from the position set forth in Paragraph 3, except for promotions, if any, and except where Employer properly acts to remove Employee for Cause as defined in Paragraph 10 (E) below, (ii) any action by Employer to materially limit, increase or modify Employee’s duties and/or authority from those contemplated by Paragraph 3 or to otherwise change the regular work location of Employee by more than twenty (20) miles from Employee’s work location with Citizens Financial Bank immediately prior to the Merger, (iii) any failure of Employer to obtain the assumption of the obligation to perform this Agreement by any successor of the Employer, or (iv) any material breach by Employer of a term, condition or covenant of this Agreement, and (b) such action, failure or breach has not been cured by the Employer within thirty (30) days after receipt of written notice from Employee that an action, failure or breach described in clauses (i) through (iv) has occurred.

If Employee terminates this Agreement pursuant to this Paragraph 10(C), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(C),

1.	If termination is without Good Reason, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) (but not any Bonus pursuant to Paragraph 5(B)) of this Agreement that shall have been earned through the termination date, but not yet paid.

2.	If termination by Employee is with Good Reason, such termination shall be the equivalent of a termination of employment by the Employer without Cause and Employer shall pay to Employee the amounts described in Paragraph 10(D) below.

Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(C), Employer and Employee shall have no further obligations to each other under this Agreement.

D.	Termination by Employer Without Cause. At any time during the Term of Employment, Employer may terminate this Agreement (and, thus, terminate Employee’s Employment) for any reason by providing Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(D) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employer’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employer’s Notice Period.

If this Agreement is terminated pursuant to this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that, if termination occurs during the Initial Term under this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), within fifteen (15) business days after such termination, Employer shall pay to Employee a lump sum payment equal to the aggregate Annual Salary that would be payable to Employee for the remainder of the Initial Term (as in effect immediately prior to the termination under this Paragraph 10(D) or by Employee for Good Reason under Paragraph 10(C)), plus that portion of Employee’s Bonus as provided in Paragraph 5(B) of this

Exhibit B-1

Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(D), Employer and Employee shall have no further obligations to each other under this Agreement.

E.	Termination by Employer With Cause. At any time during the Term of Employment, Employer may terminate this Agreement and Employee’s Employment for “Cause.” The term “Cause” as used herein shall mean a reasonable determination by Employer that Employee:

1.	Engaged in willful and continued failure to perform substantially Employee’s duties with Employer if such failure continues for a period of thirty (30) days after Employer delivers to Employee written demand for substantial performance, specifically identifying the manner in which Employee has not substantially performed his duties;

2.	Engaged in unauthorized conduct and behavior that has the potential to expose Employer to material liability or otherwise significantly jeopardize Employer’s business interests;

3.	Has been charged or convicted of any crime constituting a felony or involving moral turpitude or controlled substance;

4.	Materially breached any term or condition of this Agreement; or

5.	As otherwise defined in this Agreement.

Upon the occurrence of any of the foregoing, Employer may provide Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(E) and this Agreement and Employee’s employment shall terminate at the close of business on the date on which Employer provides such notice.

If this Agreement is terminated pursuant to this Paragraph 10(E), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that Employer shall pay to Employee in accordance with Employer’s normal payroll practices, that portion of Employee’s Annual Salary as provided in Paragraph 5(A) (but not any Bonus pursuant to Paragraph 5(B)) of this Agreement that shall have been earned through the termination date. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(E), Employer and Employee shall have no further obligations to each other under this Agreement.

F.	Exception to Loss of Rights and Benefits. Notwithstanding any contrary provisions contained herein, termination of this Agreement for any reason shall not limit, reduce or otherwise terminate the rights held by Employee to receive vested benefits or other amounts payable under the plans and programs described in Paragraph 5(C), to unpaid reimbursements for expenses described in Paragraph 6, or under any separate written agreement between Employee and Employer or any affiliate of First Merchants Corporation, including, but not limited to, Employee’s rights and benefits under any change in control agreement, stock option award, restricted share award (including the award described in Paragraph 5(E), deferred compensation agreements, and the Merger Agreement described in Paragraph 2.

11.	Indemnification of Employee.

Employer shall indemnify Employee to the fullest extent permitted by Employer’s articles of incorporation, by-laws and applicable federal or state banking or other laws for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorneys’ fees) incurred or paid by Employee in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Employee or services for, or the acting by Employee as a director, officer or employee of, Employer, any subsidiary of Employer or any other person or enterprise at Employer’s request. Expenses, including but not limited to attorneys’ fees and disbursements, incurred in defending any action, suit, investigation or proceeding, for which Employee may be entitled to indemnification under this Paragraph 11 upon final

Exhibit B-1

disposition of such action, shall be paid by Employer in advance of the final disposition, to the maximum extent permitted by applicable laws and regulations; provided, however, that prior to making any such payments Employer shall receive an undertaking by or on behalf of Employee to repay such amounts if it shall ultimately be determined that he is not entitled to indemnification.

12.	Suspension.

If Employee is suspended and/or temporarily prohibited from participating in the conduct of Employer’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(3) and (g)(1)), Employer’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer shall (i) pay Employee all or part of the compensation withheld while its obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If the charges in the notice are not dismissed within thirty (30) days following the date of suspension, Employer shall be entitled to terminate this Agreement by written notice to Employee and this Agreement and Employee’s employment shall terminate at the close of business on the date Employer provides such notice. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

13.	Removal or Prohibition.

If Employee is removed and/or permanently prohibited from participating in the conduct of Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(4) or (g)(1)), all obligations of Employer under this Agreement shall terminate as of the effective date of the order and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

14.	Default of Employer.

If Employer is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

15.	Termination by Regulatory Action.

All obligations under this Agreement may be terminated except to the extent determined that the continuation of the Agreement is necessary for the continued operation of Employer: (i) by the Office of the Comptroller of the Currency (the “Controller”), at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Employer under the authority contained in Section 13(c) of the Federal Deposit Insurance Act; or (ii) by the Controller at the time the Controller approves a supervisory merger to resolve problems related to operation of Employer or when Employer is determined to be in an unsafe and unsound condition. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

16.	Conflict with Regulations.

If any of the provisions in this Agreement shall conflict with 12 C.F.R. § 30, Appendix A, or the Controller policies adopted thereunder (as the same may be amended from time to time) the requirements of such regulation shall supersede any contrary provisions herein and shall prevail.

17.	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer, and unless clearly inapplicable, all references herein to Employer shall be deemed to include any such successor. In addition, this Agreement shall be binding upon and inure to the benefit of Employee and his

Exhibit B-1

heirs, executors, legal representatives and assigns; provided, however, that the obligations of Employee hereunder are personal in nature and may not be delegated without the prior written approval of Employer.

18.	Choice of Law.

This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

19.	Entire Agreement.

This Agreement contains the entire agreement of the parties and replaces and supersedes all employment agreements and change of control agreements between Employee and Citizens Financial Bank. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

This Agreement may be executed in multiple counterparts, each of which (or a facsimile thereof) shall be deemed an original, but all of which shall be considered a single instrument.

20.	Severability.

If any provision of this Agreement shall be held by a court of competent jurisdiction to be contrary to law or public policy, the remaining provisions shall remain in full force and effect.

21.	Notice.

Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if (i) delivered by hand to the other party; (ii) sent by facsimile communication with appropriate confirmation of delivery; (iii) sent by registered or certified United States Mail, return receipt requested, with all postage prepaid; or (iv) sent by recognized commercial express courier services, with all delivery charges prepaid; and addressed as follows:

If to Employer:

First Merchants Bank, National Association

If to Employee:

Darryl Pomranke

At the address on file with the Employer

22.	Acknowledgement.

Employee represents and acknowledges that Employee has had adequate time to review this Agreement, Employee has had the opportunity to ask questions and receive answers from Employer regarding this Agreement, and Employee has had the opportunity to consult with legal advisors of his choice concerning the terms and conditions of this Agreement.

This Agreement is intended to supersede and replace all prior agreements, understandings and arrangements between or among Employer, or any agent thereof, and the Employee, or any agent thereof, relating to the employment of Employee.

Exhibit B-1

23.	Code Section 409A.

It is intended that any amounts payable under this Agreement and the Employer’s and Employee’s exercise of authority or discretion hereunder shall be exempt from or comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) so as not to subject Employee to the payment of any interest or additional tax imposed under Section 409A of the Code. In furtherance of this intent, (a) for any amount payable in two or more installments, each installment shall be treated as a separate payment, (b) if, due to the circumstances giving rise to any lump sum payment or payments under this Agreement, the date of payment or the commencement of such payments thereof must be delayed for six months following Employee’s separation from service in order to meet the requirements of Section 409A(a)(2)(B) of the Code applicable to “specified employees,” then such payment or payments shall be so delayed and paid upon expiration of such six month period and (b) each payment which is to be paid during a designated period that begins in a first taxable year and ends in a second taxable year shall be paid in the second taxable year. With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits: (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year, provided that the foregoing shall not be violated with regard to expenses covered by Code Section 105(h) that are subject to a limit related to the period in which the arrangement is in effect. Any expense or other reimbursement payment made pursuant to this Agreement or any plan, program, agreement or arrangement of the Employer referred to herein, shall be made on or before the last day of the taxable year following the taxable year in which such expense or other payment to be reimbursed is incurred. To the extent that any Treasury regulations, guidance or changes to Section 409A would result in the Employee becoming subject to interest and additional tax under Section 409A of the Code, the Employer and Employee agree to amend this Agreement in order to bring this Agreement into compliance with Code Section 409A.

24.	Reduction of Retention Incentive Under Certain Circumstances. Notwithstanding any other provision of this Agreement, in the event the Retention Incentive, when added to any payment or amount of money or other benefit received or to be received by the Employee in connection with the Merger (all such payments and benefits, including any severance payments and benefits, being hereinafter called “Total Payments”), would not be deductible for federal income tax purposes (in whole or part) by the Employer due to the application of Code Section 280G, then the Retention Payment shall be reduced to the highest amount that avoids the application of Code Section 280G; provided, however, that such reduction shall only be imposed if the Employee would receive, on an after-tax basis, a greater amount of Total Payments than he would have received had the reduction not been imposed. In calculating the Total Payments to be received by the Employee, all applicable federal, state and local employment taxes, income taxes and the excise tax imposed by Code Section 4999 (all computed at the highest applicable marginal tax rates) shall be taken into account.

Exhibit B-1

IN WITNESS WHEREOF, the parties hereto have voluntarily executed this Agreement as of the day and year first above written.

“EMPLOYER”	“EMPLOYEE”
FIRST MERCHANTS BANK,	DARYL POMRANKE
NATIONAL ASSOCIATION

By:

(Printed)	Daryl Pomranke

The undersigned, First Merchants Corporation, sole shareholder of Employer, agrees that if it shall be determined for any reason that any obligation on the part of the Employer to continue to make any payments due under this Agreement to Employee is unenforceable for any reason, First Merchants Corporation agrees to honor the terms of this Agreement and continue to make any such payments due hereunder to Employee pursuant to the terms of this Agreement.

FIRST MERCHANTS CORPORATION

Michael C. Rechin, President and Chief Executive Officer

Exhibit B-1

EXHIBIT B-2

Employment Agreement

This Employment Agreement (“Agreement”) is made and entered into this             day of             , 2013, by and between DALE CLAPP (“Employee”) and FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national banking association (“Employer”).

1.	Employment.

Employer hereby employs Employee and Employee hereby accepts employment upon the terms and conditions set forth in this Agreement.

2.	Term of Agreement.

Subject to the provisions for termination hereinafter provided, the term of this Agreement shall commence on             , 2013 (the date of the merger of CFS Bancorp, Inc. into First Merchants Corporation pursuant to that certain Agreement of Reorganization and Merger dated May 13, 2013 (the “Merger”)), and continue for a term of twenty-four (24) months (the “Initial Term”). Thereafter, this Agreement shall automatically renew for one (1) additional twelve (12) month term (the “Renewal Term”) unless notification of intent not to renew is provided in writing by either party to the other party at least thirty (30) days prior to the end of the Initial Term (the Initial Term and the Renewal Term (if applicable) are hereinafter collectively referred to as the “Term”).

3.	Duties.

During the Term of this Agreement, Employee shall be Senior Vice President & Chief Sales Officer of the “North” Region and shall perform all duties related and necessary to that position. Employee agrees to abide by all by-laws, policies, practices, procedures, and rules of Employer.

Employee shall devote all of his professional time, efforts, skill and ability to the business of Employer, and shall not, during the Term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, unless Employee has obtained the prior written approval of Employer which approval shall not be unreasonably withheld; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made. Further, this Paragraph 3 shall not prevent Employee from participating in charitable or other not-for-profit activities as long as such activities do not materially interfere with Employee’s work for Employer.

4.	Business Opportunities.

Employee will take no action that deprives Employer of any business opportunities within the scope of Employee’s existing duties and, should Employee be offered or become aware of any such opportunities, Employee shall advise Employer in writing, and Employer shall have the right of first refusal before Employee pursues such opportunity.

5.	Compensation and Benefits.

Employer shall compensate Employee for services performed during the Term of this Agreement as follows:

A.

Annual Salary. Employer shall pay Employee a total Annual Salary of One Hundred Ninety-Five Thousand and 00/100 Dollars ($195,000.00) (minus all applicable deductions and withholdings, including federal, state, and local taxes, and FICA), payable in accordance with Employer’s normal

Exhibit B-2

payroll policies. At least annually, Employer shall review and may increase Employee’s Annual Salary as Employer determines to be reasonable and appropriate.

B.	Employee’s Bonus. In addition to his Annual Salary, Employee will be a participant in the First Merchants Senior Management Incentive Plan effective January 1, 2014 with a target bonus of 20% of base salary. Employee understands and agrees that plan metrics are subject to change from time to time at the sole discretion of Employer and the Employer’s Board of Directors.

C.	Benefits. Employee shall be entitled to all benefits otherwise provided to full-time employees of Employer and in accordance with Employer’s policies. The terms and conditions on which Employer shall provide benefits to Employee are the same as it provides such benefits to its other management employees holding positions similar to that of Employee. Employee understands and agrees that all benefits are subject to change from time to time at the sole discretion of Employer. Employee shall also be entitled to a car allowance and club membership allowance on a basis similar to those in effect at Citizens Financial Bank immediately prior to the Merger.

D.	Retention Incentive. In recognition of Employee’s importance to the successful integration of Citizens Financial Bank into the Employer and the significant incremental efforts that such will entail, and to induce Employee to remain with the Employer on the terms and conditions set forth in this Agreement, the Employer shall pay Employee a Retention Incentive equal to $180,339. The Retention Incentive shall be paid in two equal installments: (1) the first installment shall be paid immediately following the Merger, and (2) subject to the following sentences, the second installment shall be paid on the first anniversary of the Merger. In the event the Employee’s employment terminates prior to the first anniversary of the Merger due to Employee’s death, disability, termination by the Employer without Cause or resignation by Employee for Good Reason, then the second installment shall be paid within fifteen days after such termination. If, prior to the first anniversary of the Merger, Employee terminates his employment without Good Reason or his employment is terminated by the Employer for Cause under Paragraphs 10(E), 12, 13, 14 or 15, Employee will not be entitled to the second installment.

E.	Restricted Shares. Employee shall be awarded 6,250 restricted shares of First Merchants Corporation pursuant to its 2009 Long-Term Equity Incentive Plan (the “Plan”). Employer will take all steps necessary to confirm that such award is made to Employee immediately following the Merger based upon terms and conditions substantially similar to those included with awards under the Plan made to other management employees holding positions similar to that of Employee with Employer or any affiliate of First Merchants Corporation. The restricted share award shall become fully vested on the third anniversary of the date of grant, provided Employee remains in continuous employment with the Employer through such date. Notwithstanding the foregoing, restrictions on the award may lapse earlier upon the occurrence of certain events as provided in the Plan (e.g., Employee’s death or disability or a “Change of Control” (as defined in the Plan)).

6.	Expense Reimbursement.

Employer shall reimburse Employee for all reasonable out-of-pocket expenses that are incurred by Employee in providing services to Employer hereunder, so long as Employee provides Employer with reasonable documentation necessary to support such expenses. All expense reimbursement shall be paid to Employee consistent with Employer’s expense reimbursement policy, in effect from time to time.

7.	Confidential Information and Return of Property.

Employee acknowledges that in the course of his employment with Employer, he will occupy a position of trust and confidence and will have access to and may develop Confidential Information of actual or potential value to, or otherwise useful to, Employer. “Confidential Information” means information that the Employer owns or possesses, that it uses or is potentially useful in its business, that it treats as proprietary, private or confidential, and that is not generally known to the public, including, but not limited to, trade secrets (as

Exhibit B-2

defined by the Indiana Trade Secrets Act, Ind. Code sec. 24-2-3-1, et. seq.), information relating to the Employer’s business plans, financial condition, operating and other costs, sales, pricing, marketing, ideas, research records, plans for service improvements and development, lists of actual or potential customers, actual and potential customer usage and requirements, customer records, trade secrets, and any other information which derives independent economic value, either actual or potential. Information supplied to Employee from outside sources will also be presumed to be Confidential Information unless and until Employer designates it otherwise.

Employee agrees to use Confidential Information solely in the course of his duties as an employee of Employer and in furtherance of Employer’s business. Employee hereby further agrees that the above-referenced information will be kept confidential at all times during the Term of this Agreement and thereafter, that he will not disclose or communicate to any third party any of the Confidential Information and will not make use of the Confidential Information on his own behalf or on the behalf of a third party.

Employee agrees that all Confidential Information is and shall remain the exclusive property of Employer. Employee agrees to return to Employer on or before Employee’s termination of employment with Employer all Employer property, information and documents, including and without limitation, all reports, files, memoranda, records, software, hardware, credit cards, keys, computer access codes or disks, instruction or operational manuals, handbooks or manuals, written financial information, business plans or other physical and personal property which Employee received or prepared or helped prepare in connection with his employment with Employer; and Employee agrees that he will not retain any copies, duplicates, reproductions or excerpts thereof.

This Paragraph 7 shall survive the termination of this Agreement.

8.	A.

Customers. Employee shall not, at any time during the Term and for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity: (1) solicit, seek to obtain, initiate action to divert, or facilitate or participate in any discussions intended to divert, any of the business of any of Employer’s customers; (2) provide services to or accept the business of any of Employer’s customers for the types of financial services offered by Employer; or (3) request or advise any of Employer’s customers to terminate, reduce, limit or otherwise change their business relationship with Employer. For purposes of this Paragraph 8(A), “Employer’s customers” shall mean those persons, firms, corporations and other business entities who are customers of Employer at the time of Employee’s termination of employment with Employer or who were customers of Employer at any time during the one (1) year period immediately preceding the termination of Employee’s employment with Employer, whether or not Employee had direct contact with such customers on behalf of Employer.

B.	Employees. Employee shall not, at any time during the Term or for a period of one (1) year thereafter, directly or indirectly, on Employee’s own behalf or for any other person, firm, corporation or other business entity, solicit, induce, request, advise, or otherwise attempt to take away or to influence any of Employer’s employees to terminate his or her employment with Employer.

C.	Survival. This Paragraph 8 shall survive the termination of this Agreement.

9.	Breach of Agreement.

A.

Employee acknowledges that any breach of Paragraphs 7 or 8 of this Agreement, by Employee may cause irreparable damage to Employer and that the legal remedies available to Employer will be inadequate. Therefore, in the event of any threatened or actual breach of Paragraphs 7 or 8 of this Agreement by Employee, Employee agrees that Employer shall be entitled to specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies, without the need for posting bond. If Employee is found, by a court of competent jurisdiction, to have breached any of the terms of Paragraphs 7 or 8 of this Agreement, Employee agrees to pay Employer reasonable

Exhibit B-2

attorney’s fees and costs incurred in seeking relief from Employee’s breach of Paragraphs 7 or 8 of this Agreement.

Employee and Employer hereby submit to the jurisdiction and venue of the Delaware County, Indiana Courts and the United States District Court for the Southern District of Indiana, as applicable, in any cause of action to enforce the terms and conditions of Paragraphs 7 or 8 of this Agreement.

B.	Employee and Employer hereby agree that any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof, except those identified in Paragraph 9(A) of this Agreement, shall be settled by binding arbitration in Delaware County, Indiana. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association, then in effect. Each party shall bear their own attorney’s fees and costs in such proceeding. Arbitration shall be the sole and exclusive method of resolving such claims, controversies, or disputes under this Agreement.

C.	This Paragraph 9 shall survive the termination of this Agreement.

10.	Termination.

A.	Termination Due to Death. In the event of Employee’s death, this Agreement shall terminate as of the date of Employee’s death. If this Agreement is terminated because of Employee’s death, Employee’s benefits shall be determined in accordance with the survivor’s benefits, insurance, and other applicable programs of Employer, then in effect. Upon Employee’s death, Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days of Employee’s death, Employer shall pay to Employee’s estate that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the date of Employee’s death, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(A), Employer and Employee (including Employee’s heirs, executors, administrators, and personal representatives) shall have no further obligations to each other under this Agreement.

B.	Termination Due to Disability. In the event Employee suffers a Disability, as defined herein, during the Term of Employment and is, therefore, unable to perform the duties required by the Agreement for more than ninety (90) calendar days during any consecutive twelve (12) month period, Employer shall have the right to terminate this Agreement and Employee’s employment. Employer shall deliver written notice to Employee of Employer’s intent to terminate this Agreement pursuant to this Paragraph 10(B) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Disability Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of the Disability Notice Period.

If this Agreement is terminated because of Employee’s Disability, Employee shall be entitled to receive any applicable disability insurance benefits as allowed under Paragraph 5 (C) of this Agreement. Upon termination of this Agreement pursuant to this Paragraph 10(B), Employer’s obligations to compensate Employee under Paragraph 5 of this Agreement shall immediately expire; provided, however, that within forty-five (45) business days after the termination of this Agreement, Employer shall pay to Employee that portion of his Annual Salary and Bonus as provided in Paragraphs 5(A) and 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(B), Employer and Employee shall have no further obligations to each other under this Agreement.

For purposes of this Agreement only, the term “Disability” shall mean, the inability of Employee, because of injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the duties required by this Agreement with or without a reasonable accommodation. Employer shall reasonably and fairly determine such Disability upon receipt of, and in reliance on,

Exhibit B-2

medical advice from a licensed physician or physicians qualified to give professional medical advice.

C.	Termination by Employee. Employee may terminate this Agreement at any time, with or without Good Reason, by providing Employer written notice of his intent to terminate this Agreement pursuant to this Paragraph 10(C) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employee’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employee’s Notice Period.

For purposes of this Paragraph 10(C), “Good Reason” shall mean any reasonable determination by Employee that (a) any of the following events has occurred: (i) any action by Employer to remove Employee from the position set forth in Paragraph 3, except for promotions, if any, and except where Employer properly acts to remove Employee for Cause as defined in Paragraph 10 (E) below, (ii) any action by Employer to materially limit, increase or modify Employee’s duties and/or authority from those contemplated by Paragraph 3 or to otherwise change the regular work location of Employee by more than twenty (20) miles from Employee’s work location with Citizens Financial Bank immediately prior to the Merger, (iii) any failure of Employer to obtain the assumption of the obligation to perform this Agreement by any successor of the Employer, or (iv) any material breach by Employer of a term, condition or covenant of this Agreement, and (b) such action, failure or breach has not been cured by the Employer within thirty (30) days after receipt of written notice from Employee that an action, failure or breach described in clauses (i) through (iv) has occurred.

If Employee terminates this Agreement pursuant to this Paragraph 10(C), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that within fifteen (15) business days after the termination of this Agreement pursuant to this Paragraph 10(C),

If termination is without Good Reason, Employer shall pay to Employee that portion of his Annual Salary as provided in Paragraph 5(A) (but not any Bonus pursuant to Paragraph 5(B)) of this Agreement that shall have been earned through the termination date, but not yet paid.

If termination by Employee is with Good Reason, such termination shall be the equivalent of a termination of employment by the Employer without Cause and Employer shall pay to Employee the amounts described in Paragraph 10(D) below.

Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(C), Employer and Employee shall have no further obligations to each other under this Agreement.

D.	Termination by Employer Without Cause. At any time during the Term of Employment, Employer may terminate this Agreement (and, thus, terminate Employee’s Employment) for any reason by providing Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(D) and specifying in such notice a termination date not less than thirty (30) days after the giving of the notice (“Employer’s Notice Period”). This Agreement and Employee’s employment shall terminate at the close of business on the last day of Employer’s Notice Period.

If this Agreement is terminated pursuant to this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that, if termination occurs during the Initial Term under this Paragraph 10(D) (or by Employee for Good Reason pursuant to Paragraph 10(C)), within fifteen (15) business days after such termination, Employer shall pay to Employee a lump sum payment equal to the aggregate Annual Salary that would be payable to Employee for the remainder of the Initial Term (as in effect immediately prior to the termination under this Paragraph 10(D) or by Employee for Good Reason under Paragraph 10(C)), plus that portion of Employee’s Bonus as provided in Paragraph 5(B) of this Agreement that shall have been earned through the termination date, but not yet paid. Except as

Exhibit B-2

otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(D), Employer and Employee shall have no further obligations to each other under this Agreement.

E.	Termination by Employer With Cause. At any time during the Term of Employment, Employer may terminate this Agreement and Employee’s Employment for “Cause.” The term “Cause” as used herein shall mean a reasonable determination by Employer that Employee:

1.	Engaged in willful and continued failure to perform substantially Employee’s duties with Employer if such failure continues for a period of thirty (30) days after Employer delivers to Employee written demand for substantial performance, specifically identifying the manner in which Employee has not substantially performed his duties;

2.	Engaged in unauthorized conduct and behavior that has the potential to expose Employer to material liability or otherwise significantly jeopardize Employer’s business interests;

3.	Has been charged or convicted of any crime constituting a felony or involving moral turpitude or controlled substance;

4.	Materially breached any term or condition of this Agreement; or

5.	As otherwise defined in this Agreement.

Upon the occurrence of any of the foregoing, Employer may provide Employee written notice of its intent to terminate this Agreement pursuant to this Paragraph 10(E) and this Agreement and Employee’s employment shall terminate at the close of business on the date on which Employer provides such notice.

If this Agreement is terminated pursuant to this Paragraph 10(E), Employee shall immediately upon the termination of this Agreement forfeit all rights and benefits to which he would otherwise have been entitled under this Agreement; provided, however, that Employer shall pay to Employee in accordance with Employer’s normal payroll practices, that portion of Employee’s Annual Salary as provided in Paragraph 5(A) (but not any Bonus pursuant to Paragraph 5(B)) of this Agreement that shall have been earned through the termination date. Except as otherwise set forth herein, following the termination date established pursuant to this Paragraph 10(E), Employer and Employee shall have no further obligations to each other under this Agreement.

F.	Exception to Loss of Rights and Benefits. Notwithstanding any contrary provisions contained herein, termination of this Agreement for any reason shall not limit, reduce or otherwise terminate the rights held by Employee to receive vested benefits or other amounts payable under the plans and programs described in Paragraph 5(C), to unpaid reimbursements for expenses described in Paragraph 6, or under any separate written agreement between Employee and Employer or any affiliate of First Merchants Corporation, including, but not limited to, Employee’s rights and benefits under any change in control agreement, stock option award, restricted share award (including the award described in Paragraph 5(E), deferred compensation agreements, and the Merger Agreement described in Paragraph 2.

11.	Indemnification of Employee.

Employer shall indemnify Employee to the fullest extent permitted by Employer’s articles of incorporation, by-laws and applicable federal or state banking or other laws for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorneys’ fees) incurred or paid by Employee in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Employee or services for, or the acting by Employee as a director, officer or employee of, Employer, any subsidiary of Employer or any other person or enterprise at Employer’s request. Expenses, including but not limited to attorneys’ fees and disbursements, incurred in defending any action, suit, investigation or proceeding, for which Employee may be entitled to indemnification under this Paragraph 11 upon final disposition of such action, shall be paid by Employer in advance of the final disposition, to the maximum

Exhibit B-2

extent permitted by applicable laws and regulations; provided, however, that prior to making any such payments Employer shall receive an undertaking by or on behalf of Employee to repay such amounts if it shall ultimately be determined that he is not entitled to indemnification.

12.	Suspension.

If Employee is suspended and/or temporarily prohibited from participating in the conduct of Employer’s affairs by a notice served under Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(3) and (g)(1)), Employer’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Employer shall (i) pay Employee all or part of the compensation withheld while its obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of its obligations which were suspended. If the charges in the notice are not dismissed within thirty (30) days following the date of suspension, Employer shall be entitled to terminate this Agreement by written notice to Employee and this Agreement and Employee’s employment shall terminate at the close of business on the date Employer provides such notice. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

13.	Removal or Prohibition.

If Employee is removed and/or permanently prohibited from participating in the conduct of Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(e)(4) or (g)(1)), all obligations of Employer under this Agreement shall terminate as of the effective date of the order and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

14.	Default of Employer.

If Employer is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, and shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

15.	Termination by Regulatory Action.

All obligations under this Agreement may be terminated except to the extent determined that the continuation of the Agreement is necessary for the continued operation of Employer: (i) by the Office of the Comptroller of the Currency (the “Controller”), at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Employer under the authority contained in Section 13(c) of the Federal Deposit Insurance Act; or (ii) by the Controller at the time the Controller approves a supervisory merger to resolve problems related to operation of Employer or when Employer is determined to be in an unsafe and unsound condition. Such termination shall be considered a termination of Employee by Employer for “Cause” pursuant to Paragraph 10(E) of this Agreement.

16.	Conflict with Regulations.

If any of the provisions in this Agreement shall conflict with 12 C.F.R. § 30, Appendix A, or the Controller policies adopted thereunder (as the same may be amended from time to time) the requirements of such regulation shall supersede any contrary provisions herein and shall prevail.

17.	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer, and unless clearly inapplicable, all references herein to Employer shall be deemed to include any such successor. In addition, this Agreement shall be binding upon and inure to the benefit of Employee and his

Exhibit B-2

heirs, executors, legal representatives and assigns; provided, however, that the obligations of Employee hereunder are personal in nature and may not be delegated without the prior written approval of Employer.

18.	Choice of Law.

This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of the place of execution or performance.

19.	Entire Agreement.

This Agreement contains the entire agreement of the parties and replaces and supersedes all employment agreements and change of control agreements between Employee and Citizens Financial Bank. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

This Agreement may be executed in multiple counterparts, each of which (or a facsimile thereof) shall be deemed an original, but all of which shall be considered a single instrument.

20.	Severability.

If any provision of this Agreement shall be held by a court of competent jurisdiction to be contrary to law or public policy, the remaining provisions shall remain in full force and effect.

21.	Notice.

Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if (i) delivered by hand to the other party; (ii) sent by facsimile communication with appropriate confirmation of delivery; (iii) sent by registered or certified United States Mail, return receipt requested, with all postage prepaid; or (iv) sent by recognized commercial express courier services, with all delivery charges prepaid; and addressed as follows:

If to Employer:

First Merchants Bank, National Association

If to Employee:

Dale Clapp

At the address on file with the Employer

22.	Acknowledgement.

Employee represents and acknowledges that Employee has had adequate time to review this Agreement, Employee has had the opportunity to ask questions and receive answers from Employer regarding this Agreement, and Employee has had the opportunity to consult with legal advisors of his choice concerning the terms and conditions of this Agreement.

This Agreement is intended to supersede and replace all prior agreements, understandings and arrangements between or among Employer, or any agent thereof, and the Employee, or any agent thereof, relating to the employment of Employee.

Exhibit B-2

23.	Code Section 409A.

It is intended that any amounts payable under this Agreement and the Employer’s and Employee’s exercise of authority or discretion hereunder shall be exempt from or comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) so as not to subject Employee to the payment of any interest or additional tax imposed under Section 409A of the Code. In furtherance of this intent, (a) for any amount payable in two or more installments, each installment shall be treated as a separate payment, (b) if, due to the circumstances giving rise to any lump sum payment or payments under this Agreement, the date of payment or the commencement of such payments thereof must be delayed for six months following Employee’s separation from service in order to meet the requirements of Section 409A(a)(2)(B) of the Code applicable to “specified employees,” then such payment or payments shall be so delayed and paid upon expiration of such six month period and (b) each payment which is to be paid during a designated period that begins in a first taxable year and ends in a second taxable year shall be paid in the second taxable year. With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits: (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year, provided that the foregoing shall not be violated with regard to expenses covered by Code Section 105(h) that are subject to a limit related to the period in which the arrangement is in effect. Any expense or other reimbursement payment made pursuant to this Agreement or any plan, program, agreement or arrangement of the Employer referred to herein, shall be made on or before the last day of the taxable year following the taxable year in which such expense or other payment to be reimbursed is incurred. To the extent that any Treasury regulations, guidance or changes to Section 409A would result in the Employee becoming subject to interest and additional tax under Section 409A of the Code, the Employer and Employee agree to amend this Agreement in order to bring this Agreement into compliance with Code Section 409A.

Exhibit B-2

IN WITNESS WHEREOF, the parties hereto have voluntarily executed this Agreement as of the day and year first above written.

“EMPLOYER”	“EMPLOYEE”
FIRST MERCHANTS BANK,	DALE CLAPP
NATIONAL ASSOCIATION

By:

(Printed)	Dale Clapp

The undersigned, First Merchants Corporation, sole shareholder of Employer, agrees that if it shall be determined for any reason that any obligation on the part of the Employer to continue to make any payments due under this Agreement to Employee is unenforceable for any reason, First Merchants Corporation agrees to honor the terms of this Agreement and continue to make any such payments due hereunder to Employee pursuant to the terms of this Agreement.

FIRST MERCHANTS CORPORATION

Michael C. Rechin, President and Chief Executive Officer

Exhibit B-2

EXHIBIT C

TRANSITION PERIOD RETENTION AGREEMENT

THIS TRANSITION PERIOD RETENTION AGREEMENT (this “Transition Agreement”) is hereby entered into by and among between First Merchants Corporation (the “Corporation”), First Merchants Bank, National Association (the “Bank”) and [            ] (the “Executive”) as of             , 2013, but effective as of the consummation of the Merger (as defined herein) (the “Effective Date”).

WHEREAS, the parties hereto desire to set forth the terms and conditions of the employment of the Executive with the Bank during a transition period immediately following the merger of Citizens Financial Bank (“Citizens Financial Bank”) with and into the Bank (the “Merger”) in accordance with an Agreement and Plan of Merger by and among First Merchants Corporation, the Bank, CFS Bancorp, Inc. (“CFS”) and Citizens Financial Bank, dated as of May     , 2013 (the “Merger Agreement”).

NOW, THEREFORE, the parties hereto, intending to be legally bound, do hereby agree, that in consideration of the mutual covenants contained herein, and in exchange for the good and valuable consideration to be paid by Bank to the Executive, this Transition Agreement by and between the Executive and the Bank is hereby made as follows:

1. The Executive and the Bank hereby agree that as of the Effective Date, the [            ] Agreement, dated [            ] between the Executive, CFS and Citizens Financial Bank, (the “Existing Agreement”), shall, except to the extent otherwise incorporated by reference herein and made a part hereof, terminate and be of no further force and effect, and shall be superseded and replaced by this Transition Agreement.

2. The Executive hereby agrees that for the period beginning on the Effective Date and ending [            ] (    ) month(s) thereafter, the Executive shall continue to be employed by the Bank at the Executive’s current salary and shall participate in the Bank’s employee benefit plans and programs as contemplated by the Merger Agreement. The Executive shall assist the Bank in those transition and integration matters associated with the merger with Citizens Financial Bank which fall within Executive’s area of expertise.

3. The Bank and the Executive agree that as a result of the Merger, the Executive may terminate employment with the Bank for “good reason” as a result of a material diminution in the Employee’s authority, duties, or responsibilities after giving the Bank no less than fifteen (15) days’ written notice. To induce the Executive to enter into and perform services pursuant to this Transition Agreement and to reaffirm continuation of Executive’s obligations set forth in Section 6 below, upon each of the Effective Date and the date of termination of employment for any reason, the Executive shall be due an amount equal to $[            ] to be paid by the Bank or the Company in a lump-sum payment (each such payment a “Lump Sum Payment”). For clarity, the aggregate of Lump Sum Payments required hereunder is $            .

4. Each Lump Sum Payment due in accordance with Section 3 herein shall be made to the Executive by the Bank or the Company on the date such Lump Sum Payment becomes due; provided, however, that if Executive’s termination of employment occurs prior to January 1, 2014, then the Lump Sum Payment due as a result of such termination of employment shall be paid on the Company’s first regular payroll date in January 2014.

5. The following obligations of Executive set forth in the Existing Agreement are incorporated by reference and shall continue as if set forth fully in this Transition Agreement: Section 3 (Loyalty, Confidentiality and Non-Competition), Section 24 (Non-Disparagement), Section 25 (Cooperation) and Section 26 (Certain Remedies), provided, that for purposes of the scope and duration of Executive’s covenants under said Section 3, the day immediately prior to the Effective Date shall be Executive’s last day of employment and references to the “Employers” shall mean Citizens Financial Bank and CFS as in existence immediately prior to the Effective Date.

Exhibit C

6. The following obligations of the Company and the Bank, as successors to CFS and Citizens Financial Bank, respectively, set forth in the Existing Agreement are incorporated by reference and shall continue as if set forth fully in the Transition Agreement: Section 5 (Expenses), Section 9 (Withholding), Section 19 (Payment of Costs and Legal Fees and Reinstatement of Benefits), Section 20 (Indemnification), and Section 24 (Non-Disparagement).

7. Nothing herein shall serve to limit Executive’s rights under any employee benefit plan, any equity-based award or the terms of the Merger Agreement, which rights shall be governed by the terms of such plans, awards and Merger Agreement.

8. This Transition Agreement shall be construed in accordance with the laws of the State of Indiana, except to the extent that Federal law shall be deemed to apply.

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Exhibit C

IN WITNESS WHEREOF, the parties have executed this Transition Agreement as of the date first written above.

Executive

First Merchants Corporation and First Merchants Bank, National Association

By:
President and Chief Executive Officer

Exhibit C

EXHIBIT D

FORM OF OPINION OF

COUNSEL FOR CFS BANCORP, INC.

1.	CFS Bancorp, Inc. (“Citizens”) is a corporation duly organized and validly existing under the laws of the State of Indiana and a savings and loan holding company registered under the Home Owners’ Loan Act of 1933, as amended (“HOLA”). Citizens has no direct subsidiaries other than Citizens Financial Bank, a federal savings bank (the “Bank”). The Bank is duly organized and validly existing under HOLA.

2.	Citizens and the Bank have all requisite corporate power, authority and governmental authorizations required by the applicable laws to own their respective properties and to conduct their respective businesses as described in Citizens’ Annual Report filed on Form 10-K for the year ending December 31, 2012, and in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by First Merchants Corporation (“First Merchants”) on , 2013, as amended.

3.	The Agreement of Reorganization and Merger dated as of May 13, 2013, by and between First Merchants and Citizens (the “Agreement”) has been duly authorized, executed, and delivered by Citizens and constitutes a valid and binding obligation of Citizens, enforceable against Citizens in accordance with its terms.

4.	The total number of shares which Citizens has the authority to issue is (a) 85,000,000 shares of common stock, $0.01 par value per share (“Citizens Common Stock”), and (b) 15,000,000 shares of preferred stock, $0.01 par value per share (“Citizens Preferred Stock”). As of the “Effective Date” (as defined in the Agreement), there were 10,934,597 shares of Citizens Common Stock issued and outstanding and no shares of Citizens Preferred Stock issued and outstanding. To our knowledge, there are no outstanding options, commitments, calls, agreements, warrants, stock appreciation rights or other subscription rights for the issuance or acquisition of any Citizens Common Stock or relating to Citizens Common Stock or any other shares of capital stock of Citizens other than those disclosed in the Citizens Disclosure Letter to the Agreement.

5.	The Board of Directors and the shareholders of Citizens have taken all corporate action required in order to adopt and approve the merger of Citizens with and into First Merchants and the Agreement, and to authorize the execution, delivery and consummation of the Agreement.

6.	Neither the execution of the Agreement, nor the consummation of the transactions contemplated thereby, does or will, except as disclosed in the Citizens Disclosure Letter to the Agreement: (a) conflict with, result in a breach of, or constitute a default under Citizens’ or the Bank’s organizational documents; (b) to our knowledge, conflict with, result in a breach of, or constitute a default under the applicable laws or any court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which Citizens or the Bank is subject or bound, the result of which would have a Material Adverse Effect; (c) to our knowledge, result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or other adverse interest upon any right, property or asset of Citizens or the Bank, the result of which would have a Material Adverse Effect; (d) to our knowledge, terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which Citizens or the Bank is subject or bound, the result of which would have a Material Adverse Effect; or (e) to our knowledge, accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Citizens or the Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, the result of which would have a Material Adverse Effect.

7.	The meeting of the shareholders of Citizens held on , was duly held in accordance with all applicable laws, and the Agreement was duly approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Citizens Common Stock, which is the only vote on the part of the shareholders of Citizens required in order to approve the Agreement and the transactions contemplated therein.

EXHIBIT E

FORM OF OPINION OF

COUNSEL FOR FIRST MERCHANTS CORPORATION

1.	First Merchants Corporation (“First Merchants”) is a corporation duly organized and validly existing under the laws of the State of Indiana and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). First Merchants Bank, National Association, a national bank (the “Bank”), is a wholly-owned subsidiary of First Merchants and is duly organized and validly existing under The National Bank Act.

2.	First Merchants and the Bank have all requisite corporate power, authority and governmental authorizations required by the applicable laws to own their respective properties and to conduct their respective businesses as described in First Merchants’ Annual Report filed on Form 10-K for the year ending December 31, 2012, and in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by First Merchants on , 2013, as amended.

3.	The Agreement of Reorganization and Merger (the “Agreement”) dated as of May 13, 2013, by and between First Merchants and CFS Bancorp, Inc. (“Citizens”), has been duly authorized, executed, and delivered by First Merchants and constitutes a valid and binding obligation of First Merchants, enforceable against First Merchants in accordance with its terms.

4.	The Board of Directors and the shareholders of First Merchants have taken all corporate action required in order to adopt and approve the merger of Citizens with and into First Merchants and the Agreement, and to authorize the execution, delivery and consummation of the Agreement.

5.	The total number of shares which First Merchants has the authority to issue is (a) 50,000,000 shares of common stock, without par value (“First Merchants Common Stock”), and (b) 500,000 shares of preferred stock, without par value (“First Merchants Preferred Stock”), of which 116,000 shares of such First Merchants Preferred Stock have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A authorized, $1,000 per share liquidation amount (the “Fixed Rate Cumulative Preferred Stock”) and 90,823.23 shares have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series B authorized, $1,000 per share liquidation amount (the “Senior Non-Cumulative Preferred Stock”). As of the “Effective Date” (as defined in the Agreement), there were [28,780,609] shares of First Merchants Common Stock issued and outstanding and [68,087] shares of First Merchants Preferred Stock issued and outstanding, [all of which] such issued and outstanding First Merchants Preferred Stock being Senior Non-Cumulative Preferred Stock. To our knowledge, there are no outstanding options, commitments, calls, agreements, warrants, stock appreciation rights or other subscription rights for the issuance or acquisition of any First Merchants Common Stock or relating to First Merchants Common Stock or any other shares of capital stock of First Merchants other than those disclosed in the First Merchants Disclosure Letter to the Agreement.

6.

Neither the execution of the Agreement, nor the consummation of the transactions contemplated thereby, does or will, except as disclosed in the First Merchants Disclosure Letter to the Agreement: (a) conflict with, result in a breach of, or constitute a default under First Merchants’ or the Bank’s organizational documents; (b) to our knowledge, conflict with, result in a breach of, or constitute a default under the applicable laws or any court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which First Merchants or the Bank is subject or bound, the result of which would have a Material Adverse Effect; (c) to our knowledge, result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or other adverse interest upon any right, property or asset of First Merchants or the Bank, the result of which would have a Material Adverse Effect; (d) to our knowledge, terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which First Merchants or the Bank is subject or bound, the result of which would have a Material Adverse Effect; or (e) to our knowledge, accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, First Merchants or the Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, the result of which would have a Material Adverse Effect.

7.	The meeting of the shareholders of First Merchants held on , was duly held in accordance with all applicable laws, and the Agreement was duly approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of First Merchants Common Stock, which is the only vote on the part of the shareholders of First Merchants required in order to approve the Agreement and the transactions contemplated therein.

ANNEX B

May 10, 2013

Board of Directors

CFS Bancorp, Inc.

707 Ridge Road

Munster, IN 46321-1612

Dear Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of CFS Bancorp, Inc. (“CFS”) of the Exchange Ratio (defined below) set forth in an Agreement of Reorganization and Merger (the “Merger Agreement”) to be entered into between First Merchants Corporation (“First Merchants”) and CFS. As more fully described in the Merger Agreement, (i) CFS will be merged with and into First Merchants (the “Merger”) with First Merchants as the surviving corporation of the Merger and (ii) upon consummation of the Merger, each share of common stock, par value $0.01 per share, of CFS (“CFS Common Stock”) issued and outstanding immediately prior to the Merger will be converted into the right to receive 0.65 shares (the “Exchange Ratio”) of common stock, par value $0.125 per share, of First Merchants (“First Merchants Common Stock”).

In arriving at our opinion, we have: (i) reviewed a draft dated May 10, 2013 of the Merger Agreement; (ii) held discussions with certain senior officers, directors and other representatives and advisors of CFS and certain senior officers and other representatives and advisors of First Merchants concerning the businesses, operations and prospects of CFS and First Merchants; (iii) examined certain publicly available business and financial information relating to CFS and First Merchants as well as certain financial forecasts and other information and data relating to CFS and First Merchants which were provided to or discussed with us by management of CFS and First Merchants, respectively, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by management of CFS and First Merchants to result from the Merger; (iv) reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of CFS Common Stock and First Merchants Common Stock, the historical and projected earnings and other operating data of CFS and First Merchants, and the capitalization and financial condition of CFS and First Merchants; (v) considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of CFS and First Merchants; (vi) evaluated certain potential pro forma financial effects of the Merger on First Merchants; (vii) in connection with our engagement and at the direction of CFS, approached, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of CFS; (viii) considered the current market environment generally and the commercial banking environment in particular; and (ix) conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of management of CFS and First Merchants, respectively, that they are not aware of any material information that has been omitted or that remains undisclosed to us. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. With respect to financial forecasts and other information and data relating to CFS and First Merchants provided to or otherwise reviewed by or discussed with us, we have been advised management of CFS and First Merchants, respectively, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of CFS and First Merchants, respectively, as to the future financial performance of CFS and First Merchants, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

We did not make any independent evaluation or appraisal of the specific assets, the collateral securing assets, or the liabilities (contingent or otherwise) of CFS or First Merchants or any of their subsidiaries, or the collectability of any such assets, nor have we been furnished with such evaluations or appraisals. We are not experts in the independent verification of loan and lease losses and did not make an independent evaluation of the adequacy of allowances for loan and lease losses of CFS or First Merchants, nor have we reviewed any individual credit files relating to CFS or First Merchants. We have assumed, with your consent, that the respective allowances for loan and lease losses for both CFS and First Merchants are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We are not accountants and have relied upon the reports of the independent registered public accounting firms for each CFS and First Merchants for the accuracy and completeness of the audited financial statements made available to us. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CFS, First Merchants or on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including without limitation the cost savings, revenue enhancements and related expenses expected to result from the Merger.

Representatives of CFS have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have also assumed that there has been no material change in CFS’ or First Merchants’ assets, financial condition, results of operations, business or prospects since that date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that CFS and First Merchants will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of CFS and First Merchants. We are not expressing any opinion as to what the value of the First Merchants Common Stock actually will be when issued pursuant to the Merger or the price at which the First Merchants Common Stock or CFS Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for CFS or the effect of any other transaction in which CFS might engage.

Our opinion is necessarily based upon information available to us, and financial, economic, regulatory, market and other conditions and circumstances existing, as of the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm, or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

CFS Bancorp, Inc.	Page 2 of 3	May 10, 2013

River Branch Capital LLC has acted as financial advisor to CFS in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. CFS has also agreed to indemnify us against certain liabilities arising out of our engagement. During the past two years, we have provided services to CFS unrelated to the proposed Merger, for which services we have received compensation. In addition, we and our affiliates may maintain relationships with CFS, First Merchants and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of CFS in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement, or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio to the holders of CFS Common Stock. We express no view or opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith or any terms or other aspects of the Merger or any such other transactions. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by CFS’ officers, directors or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder of CFS.

This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of CFS Common Stock.

Very truly yours,

/s/ RIVER BRANCH CAPITAL LLC

RIVER BRANCH CAPITAL LLC

CFS Bancorp, Inc.	Page 3 of 3	May 10, 2013

[SANDLER O’NEILL + PARTNERS, L.P LETTERHEAD]

ANNEX C

May 8, 2013

Board of Directors

First Merchants Corporation

200 E. Jackson Street

Muncie, IN 47305

Ladies and Gentlemen:

First Merchants Corporation (“First Merchants”) and CFS Bancorp, Inc. (“Citizens”) intends to enter into an Agreement of Reorganization and Merger (the “Agreement”), pursuant to which Citizens will merge with and into First Merchants (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Citizens common stock issued and outstanding immediately prior to the Merger (the “Citizens Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive 0.65 of a share of First Merchants common stock (the “Exchange Ratio”). The terms of the merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to First Merchants.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement, dated May 8, 2013; (ii) certain publicly available financial statements and other historical financial information of First Merchants that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Citizens that we deemed relevant; (iv) internal financial projections for First Merchants for the years ending December 31, 2013 through 2017 as provided by and discussed with senior management of First Merchants; (v) internal financial projections for Citizens for the years ending December 31, 2013 as provided by senior management of Citizens and as adjusted by senior management of First Merchants and estimated growth rates for the years thereafter as discussed with senior management of First Merchants; (vi) the pro forma financial impact of the Merger on First Merchants based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of First Merchants; (vii) the relative contributions of assets, liabilities, equity and earnings of First Merchants and Citizens to the resulting institution; (viii) a comparison of certain financial information for First Merchants and Citizens with similar institutions for which publicly available information is available; (ix) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of First Merchants the business, financial condition, results of operations and prospects of First Merchants.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by First Merchants and Citizens or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of First Merchants and Citizens that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Merchants and Citizens or any of their respective subsidiaries. We render no opinion or evaluation on the collectability of any assets or the future

C-1

performance of any loans of First Merchants and Citizens. We did not make an independent evaluation of the adequacy of the allowance for loan losses of First Merchants and Citizens, or the combined entity after the Merger and we have we not reviewed any individual credit files relating to First Merchants and Citizens. We have assumed, with your consent, that the respective allowances for loan losses for both First Merchants and Citizens, together with the assumed purchase accounting adjustments made by First Merchants’ with respect to Citizens, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections and long term growth rates for First Merchants and Citizens as discussed with the senior management of First Merchants. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of First Merchants. With respect to those projections, estimates and judgments, the management of First Merchants confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of management of the future financial performance of First Merchants and Citizens and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in First Merchants’ and Citizens’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that First Merchants and Citizens will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice First Merchants has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We have acted as First Merchants’ financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. First Merchants has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to First Merchants and Citizens and their affiliates.

Our opinion is directed to the Board of Directors of First Merchants in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of either First Merchants or Citizens as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to First Merchants and does not address the underlying business decision of First Merchants to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for First Merchants or the effect of any other transaction in which First Merchants might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder, if any.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to First Merchants from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill + Partners, L.P.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers of First Merchants Corporation

First Merchants is an Indiana corporation. First Merchants officers and directors are and will be indemnified under Indiana law, First Merchants Articles of Incorporation, as amended and By-Laws, as amended. Section 23-1-37-1 et seq. of the Indiana Business Corporation Law (the “IBCL”) requires a corporation, unless limited by its articles of incorporation, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. First Merchants’ Articles of Incorporation do not contain any provision limiting such indemnification.

The IBCL also permits a corporation to indemnify a director, officer, employee, or agent who is made a party to a proceeding because the person was a director, officer, employee, or agent of the corporation against liability incurred in the proceeding if (a) the individual’s conduct was in good faith, (b) the individual reasonably believed (i) in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests, and (ii) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (c) in the case of a criminal proceeding, the individual either (i) had reasonable cause to believe the individual’s conduct was lawful, or (ii) had no reasonable cause to believe the individual’s conduct was unlawful.

First Merchants’ Articles of Incorporation, as amended, and By-Laws, as amended, provide that First Merchants will indemnify any person satisfying the standard of conduct outlined above as determined by (a) the First Merchants Board of Directors acting by a quorum consisting of Directors who are not parties to or who have been wholly successful with respect to such claim, action, suit or proceeding or (b) independent legal counsel chosen by First Merchants.

First Merchants may advance expenses to or, where appropriate, may at its expense undertake the defense of any such person upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to the indemnification outlined above.

As permitted by the IBCL, the directors and officers of First Merchants are covered by an insurance policy indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following Exhibits are being filed as part of this Registration Statement except those which are incorporated by reference:

Exhibit No.	Description of Exhibit

2.1	Agreement of Reorganization and Merger, dated as of May 13, 2013 by and between First Merchants Corporation and CFS Bancorp, Inc. (attached as Annex A to the joint proxy statement-prospectus contained in this Registration Statement)

3.1	First Merchants Corporation Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of First Merchants’ Form 10-Q filed on November 9, 2011)

3.2	Bylaws of First Merchants Corporation (incorporated by reference to Exhibit 3a of First Merchants’ Form 10-Q filed on November 9, 2009)

Exhibit No.	Description of Exhibit

4.1	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.1 of First Merchants’ Form 8-K filed on July 3, 2007)

4.2	Indenture of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.2 of First Merchants’ Form 8-K filed on July 3, 2007)

4.3	Guarantee Agreement of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.3 of First Merchants’ Form 8-K filed on July 3, 2007)

4.4	Form of Capital Securities Certificate of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.4 of First Merchants’ Form 8-K filed on July 3, 2007)

4.5	First Merchants Corporation Dividend Reinvestment and Stock Purchase Plan (incorporated by reference to Exhibit 4.3 of First Merchants’ Post-Effective Amendment to Form S-3 filed on August 21, 2009)

5.1	Opinion of Bingham Greenebaum Doll LLP (legality)

8.1	Opinion of Bingham Greenebaum Doll LLP (tax matters)

8.2	Opinion of Vedder Price P.C.

10.1	Voting Agreement †

21.1	Subsidiaries of First Merchants Corporation (incorporated by reference to Exhibit 21 of registrant’s Annual Report on Form 10-K filed on March 15, 2013)

23.1	Consent of BKD, LLP (with respect to First Merchants)

23.2	Consent of BKD, LLP (with respect to CFS)

23.3	Consent of Bingham Greenebaum Doll LLP (legality) (included in Exhibit 5.1)

23.4	Consent of Bingham Greenebaum Doll LLP (tax matters) (included in Exhibit 8.1)

23.5	Consent of Vedder Price P.C. (included in Exhibit 8.2)

23.6	Consent of River Branch Capital LLC †

23.7	Consent of Sandler O’Neill & Partners, L.P. †

24.1	Power of Attorney included on “Signature” page of Form S-4

99.1.	Form of Proxy for CFS Bancorp, Inc. Shareholder Meeting

99.2	Form of Proxy for First Merchants Corporation Shareholder Meeting

†	Previously filed.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muncie, State of Indiana, as of the 20th day of September, 2013.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C, Rechin, Chief Executive Officer and President

Each person whose signature appears below constitutes and appoints Michael C. Rechin and Mark K. Hardwick and each of them his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by First Merchants Corporation pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of the 20th day of September, 2013 by the following persons in the capacities indicated.

/s/ Michael C. Rechin Michael C. Rechin	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Mark K. Hardwick Mark K. Hardwick	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Charles E. Schalliol	Chairman of the Board and Director

* Michael R. Becher	Director

* Roderick English	Director

* Dr. Jo Ann M. Gora	Director

* Patrick A. Sherman	Director

* William L. Hoy	Director

S-1

* Terry L. Walker	Director

* Gary J. Lehman	Director

* Jean L. Wojtowicz	Director

* By:	/s/ Michael C. Rechin
Michael C. Rechin
Attorney-in-fact
September 20, 2013

S-2

FIRST MERCHANTS CORPORATION

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement of Reorganization and Merger, dated as of May 13, 2013 by and between First Merchants Corporation and CFS Bancorp, Inc. (attached as Annex A to the joint proxy statement-prospectus contained in this Registration Statement)

3.1	First Merchants Corporation Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of First Merchants’ Form 10-Q filed on November 9, 2011)

3.2	Bylaws of First Merchants Corporation (incorporated by reference to Exhibit 3a of First Merchants’ Form 10-Q filed on November 9, 2009)

4.1	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.1 of First Merchants’ Form 8-K filed on July 3, 2007)

4.2	Indenture of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.2 of First Merchants’ Form 8-K filed on July 3, 2007)

4.3	Guarantee Agreement of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.3 of First Merchants’ Form 8-K filed on July 3, 2007)

4.4	Form of Capital Securities Certificate of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.4 of First Merchants’ Form 8-K filed on July 3, 2007)

4.5	First Merchants Corporation Dividend Reinvestment and Stock Purchase Plan (incorporated by reference to Exhibit 4.3 of First Merchants’ Post-Effective Amendment to Form S-3 filed on August 21, 2009)

5.1	Opinion of Bingham Greenebaum Doll LLP (legality)

8.1	Opinion of Bingham Greenebaum Doll LLP (tax matters)

8.2	Opinion of Vedder Price P.C.

10.1	Voting Agreement †

21.1	Subsidiaries of First Merchants Corporation (incorporated by reference to Exhibit 21 of registrant’s Annual Report on Form 10-K filed on March 15, 2013)

23.1	Consent of BKD, LLP (with respect to First Merchants)

23.2	Consent of BKD, LLP (with respect to CFS)

23.3	Consent of Bingham Greenebaum Doll LLP (legality) (included in Exhibit 5.1)

23.4	Consent of Bingham Greenebaum Doll LLP (tax matters) (included in Exhibit 8.1)

23.5	Consent of Vedder Price P.C. (included in Exhibit 8.2)

23.6	Consent of River Branch Capital LLC †

23.7	Consent of Sandler O’Neill & Partners, L.P. †

24.1	Power of Attorney included on “Signature” page of Form S-4

99.1.	Form of Proxy for CFS Bancorp, Inc. Shareholder Meeting

99.2	Form of Proxy for First Merchants Corporation Shareholder Meeting

†	Previously filed.

Ex. 99(f)-1